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Relevance through innovation

Annual Report 2012-13

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

"Innovation across borders is essential to accelerate the pace of world prosperity."

N. R. Narayana Murthy
Founder and Chairman Emeritus, Infosys Limited

Every day we ask ourselves how we can deliver greater value to our clients and shareholders. And look for ways to help our clients take on a future that is full of unknown challenges and yet brimming with opportunities to explore. We clearly see that tomorrow's enterprise will be nothing like today's. That is why our mission is to enable our clients to most effectively compete, not just today, but in the years ahead. As we go about our daily business, we keep relentlessly innovating in order to remain relevant to our clients and their customers.

This tireless commitment to new ideas is in our DNA. It has powered our success through the last three decades and continues to guide us as we go about building tomorrow's enterprise for our clients. We believe each great idea that we bring to life can change how business works, eventually cascading to change how the world works. We measure our success by how these solutions help drive the world — and its enterprises — forward.

Infosys — a company of relentless innovators on a mission.

Download the report here:
http://www.infosys.com/AR-2013

The Annual Report is printed on 100% recycled paper certified by the U.K.-based National Association of Paper Merchants (NAPM), France-based Association des Producteurs des papiers et cartons Recycles (APUR) and Germany-based Blue Angel.

Being relevant through innovation


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The spirit of innovation has been an inseparable part of the Infosys journey across three decades. In the beginning was a vision — of becoming a globally respected company; and an innovative idea — of using the offshore-onsite Global Delivery Model to deliver business value to clients. It was 1981 — a time when computers were largely unfamiliar objects, the IT services industry was yet to take shape and the business environment of the country was far from kind to new enterprises. It required innovative thinking to turn the tide and prepare the ground for a new sector to take root and flourish.

Innovators do not always need to speak loudly. It is in the way they are perceived by their partners, beneficiaries, and peers that their true worth is known. With consistent client retention rates of over 95%, we have proof that our clients and partners have an implicit faith in our ability to innovate and deliver profitable business transformation. We have almost doubled the contribution from new and innovative offerings in the last three years — a fact that bears testimony to our commitment to continuous innovation.

In the late Eighties and early Nineties, we were one of the first to design a distributor management application for apparel companies, and customize it for a major global apparel brand. Finacle®, our flagship banking product, has been a pioneer in the field, honored as a leader both in Gartner's Magic quadrant and the Forrester Wave™ in 2012. Every year, our researchers at Infosys Labs make new breakthroughs and secure patents for their innovations, focused on helping our clients build tomorrow's enterprise. Today, we have built an innovation ecosystem, with more than 500 patents being filed for approval in the U.S., India and elsewhere.


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In 2010-11, we identified some trends for the future of business, and since then, our innovation efforts have been aimed at helping our clients reap the best advantage of these trends. Through our Edge suite of products and platforms, we participate in areas like mobility, new commerce and digital marketing, where some of the biggest innovations are taking place today. We have made money transfers easy for the unbanked millions through our WalletEdge solution. Innovative thinking has led us to use cloud computing to disrupt the traditional model of outsourcing.

As a company with well-defined sustainability goals, we spend a considerable part of our innovation capital in designing environmentally profitable solutions for ourselves and our clients. The intelligent buildings on our campuses and our green product lifecycle management solutions are examples of just that. We have won several awards for putting our green innovations into practice.

In September 2012, Forbes ranked us 19th among the most innovative companies in the world. This recognition only makes us more aware of our responsibilities, more committed to finding avenues for innovation, more focused on leveraging technology in every part of the organization, more eager to be relevant to every aspect of our clients' businesses, and more interested in doing things differently.

We have instituted a US $100 million fund to invest in innovative ideas to support our strategic objective of creating an ecosystem for the best minds to come and join us in this great innovation journey.

Our innovation story is poised at an exciting stage. Fascinating chapters are waiting to be added to it.

A new experience on wheels

Consumers today expect context, continuity and consistency across the digital world regardless of when and where they consume content, including when they are on the move. This need has been driving radical changes in the automotive industry. Personal vehicles that have intelligent integration of information technologies and a wide array of immersive digital experiences open up new opportunities for innovation.

Significant advancements in connectivity, Cloud technology and software convergence have made a unified digital experience possible, making connected vehicles a critical new demand in the automotive industry. The networking of cars, or telematics, is transforming the linear supplier-assembler relationships in the automotive industry to a partnership-based ecosystem.



Infosys recognizes the innovation opportunity in this space. We are one of the first large systems integrators to bring together knowledge from the high-tech, aerospace, telecommunications, software and automotive industries into smarter, connected vehicles. The key differentiation and innovation of our Connected Vehicle solution lies in generating user intelligence and building customer intimacy. It is an instance of both market and product innovation, helping enhance the user experience for drivers, ensuring safety, improving mobility and providing customized infotainment. Added sustainability comes in the form of reduced environmental impact, through timely maintenance, lower emissions and adherence to regulatory requirements of government and industry bodies.

Driving digital convergence

We designed a solution for our client, a leading global supplier of electronics and technologies for passenger and commercial vehicles. Our client is building a solution for connected drivers to seamlessly consume content while maintaining a safe driving environment. The key objectives of this initiative are :

- Identifying and creating new revenue streams to build upon the client's core business of electronics and auto components
- Being a pioneer in enabling a truly connected lifestyle for the client's customers by providing services in a safe and secure manner in a connected vehicle
- Effectively educating and increasing the awareness of the client's customers about the client's offerings and capabilities in the domain of connected vehicles

An agile solution

Recognizing the importance of time-to-market for our client, we adopted a distributed agile methodology to deliver and demonstrate a prototype to our client's customers. Our team was responsible for the following :

- Development of the Human Machine Interface (HMI) in the vehicle center stack. The implementation focused on enhancing the user experience and minimizing driver distraction.
- Architecture and development of a Cloud-based service delivery platform that was responsible for delivering content to the vehicle. The platform also interfaced with external content providers to acquire and deliver the content.
- Architecture and development of a user portal that was responsible for registration, provisioning, and setting up of preferences for the end-customers.

Our client was able to showcase the combined strength of its electronics and software system to deliver an unprecedented connected user experience. The end consumers were impressed with the features and immersive user experience provided by the Infosys-enabled solution. Given the dynamic and evolving nature of digital technologies, our team believes the connected vehicle solution is poised to become mainstream in the near future, delivering a lasting customer connection and more value for the client's technology investments.

Anywhere money

The ways in which consumers can send and receive cash have dramatically evolved over time. From postal money orders to various electronic banking solutions, transferring money from one point to another has become faster and more reliable. However, most of these methods have found limited success in developing nations, where large sections of the population remain unbanked.

Unlike access to banking transactions, mobile penetration in these markets has exploded, opening up new channels of innovation for a broader range of providers. To address this opportunity, Infosys developed an innovative platform to reach the unbanked and the underbanked. Our WalletEdge solution can be leveraged by telecom companies to provide mobile money services. Our revolutionary approach, coupled with our technological expertise, has resulted in new revenue streams for both mobile service providers and banking institutions.

WalletEdge promotes payment and transfer services to new constituencies, while also creating business opportunities for telecom operators to penetrate into their existing customer base and enrich their lives with new range of services.

WalletEdge is an end-to-end platform, enabling a financial ecosystem comprising of consumers, merchants, telecom companies, banks, governments and enterprises. The scalable platform is powered by Finacle Digital Commerce, and its associated infrastructure, technology and operations. This helps clients conduct financial transactions in a safe, efficient, and timely manner. WalletEdge is at the forefront of the move towards cashless transactions, offering an easy-to-use, secure platform to conduct financial transactions, both big and small. This will help small, medium and large businesses improve their adoption rate and extend the reach of their offerings and services.

A world of opportunity

According to the *Digital India* report from the Boston Consulting Group, the projected fee income in India alone from mobile payment and banking transactions could exceed $4.5 billion by 2015. Seizing this new business opportunity, our client, a leading integrated telecommunication company with operations in Asia and Africa, invested in the innovative WalletEdge solution. Working together with the client, we created a new model for mobile payments and transfers and in doing so, have helped the client gain significant market share in the mobile money space during the launch year.

WalletEdge provides clients with first-mover advantage, and helps them establish a leadership position in the market. Delivered through a private cloud, the platform addresses multiple market needs. Its shared services framework enables members to transition from a paper cash-based model to a digital model. The platform currently supports over 100 transactions per second (live in the market), employing well-established industry methodology for merchant on-boarding.

Our client's mobile money service has had a huge impact on the lives of many of their consumers. For example, members of a self-help group in South India now repay their loans using this service. It saves them time and energy, and is an effective means of loan repayment.

A cooperative milk society in Gujarat allows retailers to pay for their orders using this service, leading to more efficient processes. Consumers can also choose to pay their electricity and utility bills through this service. Mobile money is seen as a convenient way to make e-commerce payments.

What experts say

"The platform created by Infosys is hosted as a shared service on a private cloud infrastructure providing scale, flexibility, and robustness to handle millions of customers performing billions of transactions." – Frederic Giron, Vice President, Principal Analyst serving Vendor Strategy Professionals, and Operational Head, Forrester India Research Center.

Source: Forrester Research, Inc., blogs, March 7, 2012, *http://bit.ly/yQmOsI*



Delivering engineering excellence

By delivering a competitive edge for clients in the aerospace industry, Infosys has been instrumental in furthering the course of innovation in this dynamic sector. We deliver innovative solutions to address issues related to materials, costs and performance. By recognizing the potential of replacing metals with composites, resulting in substantial reduction in the weight of aircraft, we have provided clients with a key competitive advantage. Using our proprietary Knowledge Based Engineering (KBE) tool sets, we have developed multiple components of the next-generation aircraft.

Our approach to composite design blends cutting-edge design and rigorous development processes. By evaluating critical parameters such as structural superiority, high strength and stiffness, lower assembly time, and materials that are highly corrosion-resistant and damage-tolerant, we have helped our clients deploy composite materials in aircraft design quickly and effectively.

The innovative design approach we deploy for composites also addresses important sustainability concerns. Working with stringent sub-assembly weight targets, we are able to reduce the weight of the aircraft, resulting in remarkable fuel-consumption savings and a decrease in greenhouse emissions. This in turn saves millions of dollars for air carriers, creating savings and efficiencies through innovation.

A future-ready solution

A global aerospace company engaged Infosys to achieve its goal of maximizing its market opportunity in the profitable twin-aisle commercial aircraft segment. Together we built a superior and compelling product featuring better performance and lower weight. The engineering objectives of this client were met effectively, defying conventional product development methods. Our unique approach featured:

- Using innovative composite materials in the aircraft to improve fuel efficiency, carrying capacity and overall performance, while reducing assembly cycles and time-to-market
- Managing a globally dispersed supply chain and providing a turnkey product development experience, with complete ownership of large-scale aircraft assemblies
- Compressing standard aircraft development cycles to service aggressive program timelines
- Enabling the client to consolidate its market share, maintain its leadership position and improve its profitability.

Working with a key supplier to develop multiple aircraft structures, we offered a turnkey experience to our client, and served as an extension to the client's own design and development operations. We provided seamless connectivity and dedicated design centers.

We also provided a combination of high-value innovation resources, including systems engineering experts, program managers, proprietary toolsets and methodologies that helped deliver a successful solution to the client.

Blending decades of experience in KBE with aircraft structure design, we re-engineered and automated complex design and analysis processes, helping our client reduce critical development cycle times by 20-30%. Our KBE toolsets have developed consistent and repeatable composite designs that were compliant with the aviation regulatory standards, ensuring 'first-time-right' sub-assemblies.

We also diagnosed critical lags in component assembly by leveraging best practices in product development across all programs. Working with multiple component suppliers, we were able to consolidate key component assembly operations logically to reduce lag and improve assembly time significantly. We also improved the assembly timelines of specific components by consolidating key sub-assembly operations with suppliers and moving them down to lower tiers, thus boosting overall cycle times.

Continuous innovation

Our aerospace innovation is ever-evolving. Our commitment to improved aircraft design and carrier operations extends to passenger comfort and a superior in-flight experience. We also work with the industry to deliver innovative, technologically advanced, in-flight infotainment systems featuring latest technology and advanced product design.



Eye on a sustainable future

What does it mean to secure a business for the future? Ensuring your business is future-ready requires many things. The one growing expectation is that a business must make itself sustainable — financially, socially and environmentally. Increasingly, companies are realizing that investing in environmental sustainability results in higher revenue and productivity, in addition to the obvious benefits to the world in which we live. Infosys has been a leader in designing innovative solutions that bring considerable environmental benefits to clients while ensuring a rapid rise in their productivity and profit margins.

Using our domain expertise in cloud computing, we have been providing infrastructure transformation solutions to our clients, bringing in tangible benefits across IT operations, business processes, products, services, and markets. The mark of true innovation in these large-scale transformation programs is in the way they make our clients' businesses environmentally sustainable. This dual benefit is achieved through the ability of the solutions to provide consolidated metering and billing and ensure a unified view of how the cloud resource is being used.

Technology solutions have traditionally focussed on generating higher revenues and greater productivity through transformation of processes or operations. Our business transformation solutions take the next step, by addressing the concerns of global corporations in becoming more energy-efficient and reducing pollution.

For our work in Eco-Enterprise Innovation, and helping clients reduce their environmental footprint while reducing cost, we won the Oracle Excellence Award at Oracle OpenWorld, 2012. Our work with a key client has been validated by the 2012 Green IT Award for 'Best Cloud / Virtualization Project of the Year'. We also won appreciation from industry analysts for our vision of a cloud ecosystem integrator and the success of our cloud deployments for clients.



Change for the better

We implemented a private cloud for a global strategic client in Europe, and were a catalyst in furthering their business and environmental objectives. The pioneering end-to-end data center transformation program delivered a scalable and agile private cloud that met the growing needs of the customer, rationalized its data centers and reduced its carbon footprint significantly.

When the engagement began, the client was looking to streamline and optimize its IT operations. As a result of a number of acquisitions, the IT environment of the company was spiralling out of control — running 26 Enterprise Resource Planning (ERP) instances and 122 processes. A need for standardization was also felt, in the light of the pan-European and global requirements for its printing, document management and IT services.

We delivered two major business-IT transformational programs:

- A centralized ERP platform using the Oracle suite of products to migrate the client's existing business processes and its current live users.
- A data center strategy designed to make use of a 100% private, virtualized cloud to standardize and streamline business processes, rationalize data centers across Europe and reduce the client's carbon footprint.

The client realized greater business value because both these transformational programs delivered on the client's environmental goals.

Reduce and win

The new ERP platform and private cloud implementation have resulted in the removal of approximately 1,600 servers and an 85% reduction in its energy consumption — equivalent to taking 3,500 cars off the road each year. The client is committed to reducing their energy consumption by 87.5%, by 2050.

The transformation programs have helped the client meet their worldwide environmental impact reduction goals set in three areas — energy conservation and prevention of global warming, resource conservation, and recycling and pollution prevention. It has been an exciting journey for us to co-create with the client to bring sustainable and profitable benefits.

Getting the big picture faster

In our increasingly digital world — where social media, the Internet and multimedia have become pervasive and ubiquitous — the unprecedented growth in data volume will continue exponentially for the foreseeable future. For most CIOs, enabling business to make faster and better decisions is among the top priorities. However, businesses are realizing that the traditional approach to data warehousing is inadequate to address the Big Data demands of enterprises.

When it comes to implementing Big Data, what enterprises are truly looking for is the ability to quickly discover, analyze and act on information to drive business decisions. While there are a few solutions in the market that address this need, they have inherent limitations. Such solutions either demand deep technical expertise and implementation time or are designed for specific business scenarios and need constant investment for new applications. There is no single solution in the market that addresses the Big Data needs of business and technology decision makers alike. Technology teams need the flexibility for rapid development of industry-specific Big Data applications while business needs the agility for insights and actions.


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Infosys BigDataEdge is the best data platform for empowering both technology and business to rapidly develop and action industry-specific insights. With a repository of over 250 algorithms, over 50 visualization options and industry-specific applications, businesses can generate insights up to eight times faster and action decisions in real time.

The 'Insight Builder' capability of Infosys BigDataEdge, empowers business users to create insights in three simple steps. First, they select the source of information from an available list of over 50 enterprise systems (for example: CRM, ERP) and external sources such as Facebook or Twitter. Next, they build the insight using our repository of pre-built algorithms using intuitive drag, drop, and configuring options on a rich visual interface. Finally, they select the visualization output from over 50 available reporting options. With this, the insight is created and is ready for use in a matter of minutes and not days as was normal. The 'Collaboration Wall' allows users across functions and regions to interact on insights and effect smart business decisions. These decisions can be operationalized in real time, using the inbuilt 'Integrated Workflow' capability.

Harnessing the power

BigDataEdge creates opportunities for clients to innovate by harnessing the power of their data to analyze, develop and introduce new products and services. Our compliance-ready solution also enables real-time discovery of data across both internal systems and external sources.

A leading U.S. Bank expressed the need for a non-traditional solution to calculate its Total Borrower Exposure (TBE) through a single view of all the borrower's points of engagement to make credit decisions. Some of the challenges and opportunities in understanding the TBE included:

- The inability to correlate data from multiple internal systems capturing borrower data, each with different structures and depths of information
- The burden of processing over huge volume of data in a reasonable amount of time using traditional information processing systems
- The difficulty finding an affordable, simpler way of bridging the missing relationships between data from diverse internal and external sources
- The stunted ability to gain insights from external public domain data

BigDataEdge employed our expertise to build a proof of concept with a sophisticated algorithm match to identify borrower relationships and uncover hidden relationships across internal and external sources.

Correlate data, connect better

Our BigDataEdge solution concept enabled the client to understand non-traditional ways of creating new insights such as hidden relationships between customers, behavioral patterns deduced from social, public and unstructured data, and correlation of data with counterparty details and fund information in a very short span of four weeks – from gathering data to delivering insights.

Intelligent buildings for a greener tomorrow

Organizations the world over are taking proactive steps to ensure that their businesses are not just profitable but environmentally viable. Energy conservation is now not only a social goal, but also a business goal, particularly for large companies like Infosys. Spurred by our goal of becoming carbon neutral by 2017, we have used innovative and cutting-edge solutions to tackle resource conservation across our development centers.

Our annual energy consumption for 2011-2012 was about 268 million units from buildings. Data from energy consumption tracking meters reinforced the fact that the best way to reduce our energy consumption was to make our buildings 'intelligent'. Our implementation of intelligent building systems is a result of smart integration across technology, building infrastructure, and energy management systems.

To be energy-efficient, the building design has to factor many variables, such as occupancy, weather conditions, operating hours, occupant behavior, and equipment efficiencies. While this range of variables is challenging to deal with, our intelligent building systems use a combination of controllers, sensors, actuators, and feedback systems to make operations more efficient. Over time, we discovered that a substantial amount of energy conservation could be achieved by pushing boundaries. By using innovative approaches to dynamically understand building requirements, we have been able to scale down operations from peak levels and save energy.

Our rigor in energy conservation and other sustainability initiatives has been widely recognized. Several buildings across our development centers have received the Platinum certification in Leadership in Energy and Environmental Design (LEED). The LEED Green Building Rating System is a globally accepted benchmark for design, construction and operation of high-performance green buildings. The Platinum-certified buildings on our campuses now cover an area of over 1.8 million sq. ft., with more buildings applying for the same certification. We received the National Energy Conservation Award 2012 for the energy conservation efforts at our Jaipur and Pune campuses.

Smarter operations

Our expert implementation of intelligent building systems has made our buildings smarter by conserving 15% more energy than conventional buildings. Our innovative approach meant that we could create the next generation of high-performance buildings that are 66% more energy efficient than our existing structures.

We have designed and incorporated artificial intelligence that tracks lower outdoor temperatures when the weather is favorable, and dynamically responds to changing air conditioning loads.

Our intelligent building systems provide meticulous data, control energy usage and eliminates waste by monitoring floor-wise energy consumption. We have set up smart meters to monitor the granular energy consumption of our lighting systems, plug-loads, air conditioning, and other devices. Using this capability, we have been able to reduce our lighting consumption by up to 50% and the building-level computing energy consumption and other plug loads by up to 20% in our smart buildings in fiscal 2013.

Performance metrics

One of the key benefits of intelligent buildings is that they can record data to improve future designs. For instance, earlier designs were equipped with 6.5 watt / sq. ft. of electrical power density. Newer data-driven designs come with 3.5 watt / sq. ft. of electrical power density. This saves over 40% in capital cost on electrical equipment, for our new buildings.

Intelligent buildings also deliver high standards of indoor environmental quality, which positively influences employee comfort and productivity. Our buildings now deliver an energy performance index, as low as 84 kWh / m2 / year. This also contributes to a reduction in our per capita energy consumption. We have achieved reductions from 297 kWh per person per month in 2007 to 178 kWh per person per month in 2013. These steps have helped us cut down our energy needs and strengthened our commitment to running our business sustainably. The most important outcome from our intelligent building systems implementation will be our ability to design smarter and more resource efficient buildings for tomorrow.



Social innovation in disaster management

Contributing to the welfare of our local communities is an essential part of our social commitment. Therefore, we were quick to respond to a call for aid by the Karnataka (India) government to build homes for those affected by the devastating floods of 2009. The floods had damaged more than 95,000 homes in nearly 300 villages. Infosys Limited and the Infosys Foundation, our corporate social responsibility arm, set up the North Karnataka Flood Relief Program to help construct homes in the worst affected areas.

We promote volunteerism among employees to help them serve the larger communities and lead fulfilling work lives as socially responsible citizens. Many of the social innovations for this initiative have come directly from our employees, including our holistic approach to disaster management. We provided not only the infrastructure, but also sustainable programs for the overall development of the affected communities.

Our innovative approach of blending information technology and local knowledge helped our project team track and monitor processes, construction, labor, material, and monetary investments seamlessly and effectively. This social innovation program demonstrated the potential of public-private partnership. Through this easy-to-replicate, scalable initiative, we helped construct and deliver 2,262 houses at a cost of ₹30 crore, in a record time of 18 months.

For the rehabilitation of flood-affected communities, the government acquired land, identified layouts and provided basic infrastructure. Private companies like Infosys took on the construction work and implemented best practices in program management to ensure the speedy completion of the project.

Of the many challenges our team faced, poor or no access to raw materials, shortage of skilled labor, tough weather conditions, and poor infrastructure were the most critical. To resolve these, best practices in project management suited to local conditions were devised and implemented. Risks were monitored and mitigated through efficiency measures, including ordering material in bulk, ensuring roads were laid in time, planning for potential disruption of movement of materials during bad weather conditions, etc. The team developed an in-house Flood Relief Management System to monitor construction work at various sites on a real-time basis.

Delivering hope

Our team identified 18 villages in five districts — Gulbarga, Yadgir, Raichur, Belgaum and Dharwad — on which to focus our efforts. The team partnered with three non-governmental organizations (NGOs) to gain local contacts and understand local practices. More than 25 contractors were hired to work at the sites. The joint effort of our team, NGO volunteers, contractors, government officials and the public helped deliver the project on time and before the monsoons in 2011.

The project benefited 2,262 families and gave our employees an opportunity to contribute to their local community. Creating an environment for local entrepreneurship, the initiative encouraged villagers to set up businesses related to construction such as making precast toilets, and manufacturing building blocks. The speedy execution of the project helped renew faith in the execution of rehabilitation projects in the country.

Our team also conducted several awareness programs on sanitation, cleanliness and environmental sustainability. To increase the green cover in this arid region, the team worked with the forest department to plant saplings. Solar powered devices were also supplied to households for energy-efficient lighting. Community members were connected with banks to financially empower them.

Success speak

"I am very grateful on behalf of the Government of Karnataka to Infosys for building 1,249 houses in Gulbarga district. I commend the professional attitude of the Infosys team in this endeavor."
– Dr. R. Vishal, *former Deputy Commissioner, Gulbarga*



The Edge in digital marketing



The age of the digital consumer demands new solutions. Infosys BrandEdge is the first comprehensive Cloud-based platform for enterprises who know that digital marketing represents the future. BrandEdge simplifies the challenges of digital marketing and empowers marketing at both the enterprise and consumer levels. This hosted cloud and services-based solution has seen excellent resonance in the market. It provides access to niche marketing areas of large enterprises. And this in turn leads to large-scale transformation of a company's marketing opportunities.

The solution is part of the Infosys Edge suite of products that won the NASSCOM business innovation award in February, 2013. Agile and cost-effective, BrandEdge helps our clients leverage viral channels such as mobile and social to effectively engage with digital consumers. It is also the first-of-its-kind initiative that covers both the consumer and enterprise sides of marketing, using comprehensive dashboards, tools, wizards, easy-to-understand analytics reports, and a host of digital marketing services. All together, the client enjoys a fully integrated marketing solution to effectively reach today's digital consumers.

Sharpened by research

The vision for BrandEdge emerged from extensive blueprinting workshops conducted by the Infosys BrandEdge team jointly with key clients and partners. Workshops were conducted through a novel series of agile HTML prototyping, resulting in clearly identifying client needs, then refining and mapping these to the Infosys Edge products. These needs include :

- Templated campaign management capability which enables campaign creation and tracking, and risk and governance management, using intelligence gathered from previous campaigns
- Workflow management functionality that dynamically builds workflows based on selected campaign type and orchestrates campaign execution processes
- Knowledge management functionality that enhances collaboration among stakeholders through communities, document sharing, a recommendation engine and Web 2.0 features
- Comprehensive analytics for campaign / project efficiency measurement and collaboration
- An integration framework that allows seamless integration of additional tools (existing and future) with the platform
- An administration layer allowing simplified infrastructure management and role-based user management.

As opposed to current solutions available in the market, BrandEdge is highly configurable and flexible. The Software as a Service (SaaS) nature of BrandEdge, coupled with our highly scalable global delivery network, allows for unprecedented global scalability.

Multiplier effect

A leading global advertising agency selected BrandEdge to provide a unified digital marketing platform to drive marketing campaigns and projects spanning multiple customers and countries. Their aim is to reach new markets and support the growing needs of their customers. To support marketing activities of their customers' businesses, the client needed to collaborate seamlessly, adopt and apply best practices, standardize business processes and adhere to local requirements across countries.

The BrandEdge campaign workflow management system makes it easier for users to access, adopt and achieve better efficiencies in daily tasks. Real-time performance monitoring of projects is made simpler. The recommendation engine enables reuse of past campaign templates. The Knowledge Management system facilitates intelligent and contextualized collaboration among internal and external stakeholders.

Based on a flexible and dynamic metadata model that uses information about users to customize their individual log-in screens, BrandEdge provides for easier and faster roll-out for various account teams and campaigns. The hosted model allows the client to manage their cash flow more efficiently, therefore resulting in lower total cost.

This was our first client who used the BrandEdge platform to provide B2B campaign management services across its customer base. BrandEdge was able to fulfill the client's B2B needs and create value for the client and their customers, underscoring its larger value proposition, which is unique in the Digital Marketing Platform space. The successful partnership also underscores our capabilities as an end-to-end service provider.

Historical data

in ₹ crore, except per share data

Income


4,761
6,860
9,028
13,149
15,648
20,264
21,140
25,385
31,254
36,765
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Operating profit (PBIDTA)


1,584
2,325
2,989
4,225
4,963
6,906
7,360
8,414
10,061
11,015
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Profit after tax [1]


1,243
1,859
2,421
3,777
4,470
5,819
5,755
6,443
7,986
9,047
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Market capitalization


32,909
61,073
82,154
1,15,307
82,362
75,837
1,50,110
1,86,100
1,64,592
1,65,917
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Basic EPS [1]


23.43
34.63
44.34
67.82
78.24
101.65
100.37
112.26
139.07
157.55
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Book value


61.03
96.87
125.15
195.41
235.84
310.90
384.01
426.73
518.21
627.95
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

[1] *Excluding extraordinary and exceptional items.*

Contents



"Our new strategic direction is being received very well by our clients, industry bodies and analysts alike. We have witnessed early successes and the road ahead is both encouraging and promising."

S. D. Shibulal
Chief Executive Officer and Managing Director

Letter to the shareholder

Dear Shareholder,

We are pleased to inform you that we have ended fiscal 2013 with a growth of 19.6% in rupee terms and 5.8% in U.S. dollar terms.

As per the International Financial Reporting Standards (IFRS) in rupees, our consolidated revenues for fiscal 2013 stood at ₹40,352 crore, a year-on-year growth of 19.6%. The profit after tax was ₹9,421 crore, a year-on-year growth of 13.3%. In accordance with the IFRS in U.S. dollar, our annual revenue for fiscal 2013 stood at US $7,398 million, a year-on-year growth of 5.8%, while our net income stood at US $1,725 million, a year-on-year growth of 0.5%.

Out of the total revenue, North America and Europe accounted for 62.2% and 23.1% respectively, while India and the Rest of the World contributed 2.1% and 12.6% respectively. We expanded our global footprint this fiscal with a new delivery center in Munich, Germany. We also opened a second office in the city of Nagoya in Japan, a new delivery center in Milwaukee, Wisconsin and an onshore operations center in the Metro Atlanta Area, U.S. Our BPO subsidiary opened a new delivery center in San José, Costa Rica.

We are pleased to announce a final dividend of ₹27 per share for fiscal 2013. Earlier in the fiscal, we paid an interim dividend of ₹15 per share.

Liquid assets of the company, including cash and cash equivalents, current available-for-sale financial assets, investment in certificates of deposits and government bonds were ₹23,958 crore at the end of this fiscal, versus ₹20,968 crore as on March 31, 2012.

Infosys and its subsidiaries added 235 new clients this fiscal, taking our total client base to 798. The number of our million-dollar clients has gone up to 448 this fiscal from 399 in the previous fiscal.

Consulting, Package Implementation and Others contributed 31.4% of our revenues for the year ended March 31, 2013. We acquired Lodestone Holding AG, a leading global management consultancy firm, for a cash consideration of US $219 million and up to US $112 million as deferred purchase price.

Business IT services contributed 62.9% of our revenues this fiscal. Services like infrastructure testing, developed by integrating our expertise across infrastructure management and testing services, are clearly driving incremental growth for this business. In fiscal 2013, we won more than 15 large, integrated outsourcing deals worth over a billion dollars in total contract value.

Our India Business Unit continues to see good traction. We were selected by the Ministry of Corporate Affairs (MCA) to further strengthen and transform the new phase of the MCA 21 V2 project. We have recently been engaged to develop the Haryana State Portal project that has been formulated under the National e-Governance Plan to provide easy and convenient services to citizens via the Internet. The Department of Industrial Policy and Promotion, Ministry of Commerce and Industry — Government of India launched the first phase of eBiz, India's first Government-to-Business portal, which has been developed by us in a public-private partnership model.

Infosys Public Services, our U.S.-based subsidiary, has won deals across segments including healthcare and government in the last fiscal. The District of Columbia awarded us a contract valued at US $49.5 million for one year to implement the District of Columbia Access System (DCAS), a state-of-the-art health and human services solution.

We continue to see momentum in the Products, Platforms and Solutions space which contributed 5.7% of our revenues in the last fiscal. We won 51 deals (excluding Finacle®) across industries and geographies, taking the client count to over 75. We have decided

to set aside up to US $100 million to invest in this space. Finacle® continued its business momentum with 48 wins this fiscal.

Our clients are increasingly looking at Mobility to drive growth, efficiency and customer centricity, and we are their trusted partners in this journey. Our researchers filed 97 unique patent applications in India and the U.S.

We added 37,036 employees (net addition of 6,694) this fiscal, and the total employee strength for the year ended March 31, 2013 was 1,56,688, for Infosys and its subsidiaries.

Over the last fiscal, we received several prestigious awards and recognitions. Infosys Cloud Ecosystem Hub won the 2012 Golden Peacock Award for the most innovative product / service. The National Association of Software and Services Companies (NASSCOM) awarded the prestigious Business Innovation Award to Infosys Edge. We were named a 2013 Computerworld Honors Laureate in recognition of our use of information technology to promote and advance public welfare, benefit society and business, and change the world for the better. Our enterprise mobility services were highly rated by various analysts, including a leader rating in *The Forrester Wave™: Enterprise Mobility Services*, Q1 2013 report. Ovum, the global analyst firm, recognized Flypp™ Digital Experience Platform for its well-developed ecosystem of services, large repository of apps (comparable to Google Play and the App Store) and monetization processes. We were recognized as one of the Achievers 50 Most Engaged Workplaces™ in the U.S. for our leadership and innovation towards engaging employees. We were ranked second in the 2012 Global Outsourcing 100 List compiled annually by the International Association of Outsourcing Professionals (IAOP). Infosys China was listed among the Top 10 Global Service Providers in China by the China Council for International Investment Promotion for the second consecutive year. Infosys BPO won the Award for Innovation in Learning at the Best Learning & Development Awards 2012, the Golden Peacock HR Excellence Award 2012 and the Award for Institution Building at the Asia Pacific HRM Congress Awards, 2012.

Earlier this year, we became the first Indian company to be listed on NYSE Euronext London. With this, we further strengthened our focus on the European market which is increasingly becoming a strategic market for us with our business, investor and employee base growing in the region.

I am pleased to inform you that Leo Puri, a Senior Advisor of McKinsey & Company's Asia-Pacific Financial Institution Practice, has been appointed Additional Director of the Company with effect from April 11, 2013.

The just-concluded financial year marks the completion of the 32nd year of our exciting journey. In a little over three decades, we have, as an organization, crossed frontiers we had never imagined were possible. We have pioneered many firsts including a global delivery model which is a widely accepted industry standard today. We have established benchmarks that were never before achieved in the industry. Most importantly, we have proven beyond doubt that it is possible to build a world-class organization by operating legally, ethically and with fairness, transparency and integrity.

Along the way, we have created jobs, improved livelihoods and enabled our industry to establish its dominance in the global playing field. In every way possible, we have rewarded the people who have not only believed in the Infosys dream but have also played their part in keeping it alive. Looking back, we take pride in what we have been able to accomplish so far.

However, this journey has not been easy and we have encountered obstacles along the way. Time and again, our resilience has been put to the test. We had to overcome challenges that could have changed the fate of our organization. Be it game-changing trends in technology, industry and business models, or regulatory challenges, we had to steer ourselves clear of turbulent waters many a time. This required us to transform ourselves as an organization — to adapt to changing business environments and also the changing business priorities of our clients.

We passed through one such transformation recently. We embarked on our new strategic direction of Building Tomorrow's Enterprise which provides our clients with the framework of innovation to leverage the opportunities provided by the emerging future and to prepare for its challenges. This new strategic direction has set us on a journey to redefine the industry for long-term, sustainable and high-quality growth.

It is times like these that have witnessed our organizational growth slowing down. Sometimes, these slowdowns were also caused by reasons beyond our control. Hindsight gives us the luxury to realize these facts. In the eye of the storm though, every slowdown led to concerns over the strength and relevance of the strategic choices we made as an organization.

If we tell you that this anxiety in the marketplace does not bother us, we would not be speaking the truth. Yes, it does cause the rare moment of self-doubt. However, like every time in the past when our strategic choices were being questioned, this time too, we have the utmost conviction in our strategic choices. We also have the same unstinting confidence in our ability to succeed.

Our confidence takes firm roots in several aspects. Almost 98% of our revenues come from repeat business. This is testament to the trust that our clients place in us and in our ability to adapt to their changing business needs. Our new strategic direction is being received very well by our clients, industry bodies and analysts alike. We have witnessed early successes and the road ahead is both encouraging and promising. We have immense confidence in the capabilities of our biggest asset — our people. Every time in the past when we had to dig deep within to pull ourselves out of turbulent times, it is the passion, commitment and never-say-die attitude of our people that have helped us succeed. This time will be no different. Last, but not the least, we are confident that we will succeed because we are a learning organization. We are as committed to learning from our successes and right choices as from our failures and bad choices. We will continue to do what we are best at — fulfill our responsibilities towards all our stakeholders. We will leave no stone unturned in doing what it takes to work with them, and for them. We are listening and we are learning.

As we enter another financial year, we look forward to receiving your continued trust and support.

S. D. Shibulal
Chief Executive Officer and Managing Director

Bangalore
April 12, 2013

The year at a glance

Indian GAAP – Standalone

in ₹ crore, except per share data

	2013	2012	Growth (%)
Financial performance			
Income	36,765	31,254	17.6
Gross profit	15,103	13,419	12.5
Operating profit (PBIDTA)	11,015	10,061	9.5
Profit after tax	9,116	8,470	7.6
EPS (par value of ₹ 5/- each) : Basic	158.76	147.51	7.6
Diluted	158.76	147.50	7.6
Dividend Per share	42.00	47.00	(10.6)
Financial position			
Capital expenditure	1,847	1,296	42.5
Fixed assets	5,588	4,649	20.2
Cash and cash equivalents	22,289	19,898	12.0
Net current assets	25,945	22,428	15.7
Total assets	43,028	35,815	20.1
Debt	–	–	–
Net worth	36,059	29,757	21.2
Cash and cash equivalents / total assets (%)	51.1	55.6	(8.1)
Market capitalization	1,65,917	1,64,592	0.8

IFRS – Consolidated

in ₹ crore, except per share data

	2013	2012	Growth (%)
Revenues	40,352	33,734	19.6
Gross profit	15,072	13,926	8.2
Operating income	10,429	9,779	6.6
Net income	9,421	8,316	13.3
EPS (par value of ₹ 5/- each) : Basic	164.87	145.55	13.3
Diluted	164.87	145.54	13.3

in US $ million, except per share data

	2013	2012	Growth (%)
Revenues	7,398	6,994	5.8
Gross profit	2,761	2,876	(4.0)
Operating income	1,909	2,013	(5.2)
Net income	1,725	1,716	0.5
EPS (par value of ₹ 5/- each) : Basic	3.02	3.00	0.7
Diluted	3.02	3.00	0.7


IFRS Consolidated (in ₹ crore)
27,501
33,734
40,352
6,823
8,316
9,421
2011 2012 2013
Revenues
2011 2012 2013
Net income


IFRS Consolidated (in US$ million)
6,041
6,994
7,398
1,499
1,716
1,725
2011 2012 2013
Revenues
2011 2012 2013
Net income


1

The infosys board of directors

Standing:

Ashok Vemuri
Director and Head of Americas, and Global Head of Manufacturing and Engineering Services

Deepak M. Satwalekar
Independent Director

Ravi Venkatesan
Independent Director

Dr. Omkar Goswami
Independent Director

B. G. Srinivas
Director and Head of Europe, and Global Head of Financial Services and Insurance

Prof. Jeffrey S. Lehman
Independent Director

R. Seshasayee
Independent Director

V. Balakrishnan
Director and Head of Infosys BPO, Finacle and India Business Unit

Leo Puri
Independent Director

Srinath Batni
Director and Head of Delivery Excellence

David L. Boyles
Independent Director

Sitting:

Ann M. Fudge
Independent Director

K. V. Kamath
Chairman of the Board

S. Gopalakrishnan
Executive Co-Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

As on April 11, 2013



the infosys executive council

From left to right :

Rajiv Bansal
Chief Financial Officer

Nandita Gurjar
Senior Vice President and Group Head of Education and Research

Srikantan Moorthy
Senior Vice President and Group Head of Human Resources

Ashok Vemuri
Director and Head of Americas, and Global Head of Manufacturing and Engineering Services

Basab Pradhan
Senior Vice President and Head of Global Sales, Marketing and Alliances

U. B. Pravin Rao
Senior Vice President and Global Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences

B. G. Srinivas
Director and Head of Europe, and Global Head of Financial Services and Insurance

Prasad Thrikutam
Senior Vice President and Global Head of Energy, Utilities, Communications and Services

Srinath Batni
Director and Head of Delivery Excellence

U. Ramadas Kamath
Senior Vice President and Head of Administration, Facilities, Infrastructure and Security

Stephen R. Pratt
Senior Vice President and Managing Partner – Worldwide Consulting and System Integration

Chandrashekar Kakal
Senior Vice President and Global Head of Business IT Services

S. Gopalakrishnan
Executive Co-Chairman of the Board

V. Balakrishnan
Director and Head of Infosys BPO, Finacle and India Business Unit

S. D. Shibulal
Chief Executive Officer and Managing Director

Sanjay Purohit
Senior Vice President and Global Head of Products, Platforms and Solutions

As on April 1, 2013

Board and committees – Infosys Limited

The Board of Directors

K. V. Kamath
Chairman of the Board

S. Gopalakrishnan
Executive Co-Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Ann M. Fudge
Independent Director

Ashok Vemuri
Director and Head of Americas, and
Global Head of Manufacturing and Engineering Services

V. Balakrishnan
Director and Head of Infosys BPO, Finacle and India Business Unit

David L. Boyles
Independent Director

Deepak M. Satwalekar
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

Leo Puri [1]
Independent Director

Dr. Omkar Goswami
Independent Director

Ravi Venkatesan
Independent Director

R. Seshasayee
Independent Director

Srinath Batni
Director and Head of Delivery Excellence

B. G. Srinivas
Director and Head of Europe, and
Global Head of Financial Services and Insurance

[1] *Appointed with effect from April 11, 2013*
[2] *Change in role designation with effect from April 1, 2013*
[3] *Appointed as the CFO and member of the Executive Council (EC) with effect from November 1, 2012*
[4] *Member of the EC with effect from April 1, 2013*

Executive Council

S. Gopalakrishnan
Executive Co-Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Ashok Vemuri
Director and Head of Americas, and
Global Head of Manufacturing and Engineering Services

V. Balakrishnan
Director and Head of Infosys BPO, Finacle and India Business Unit

Basab Pradhan
Senior Vice President and Head of Global Sales, Marketing and Alliances

Chandrashekar Kakal
Senior Vice President and Global Head of Business IT Services

Nandita Gurjar [2]
Senior Vice President and Group Head of Education and Research

Prasad Thrikutam
Senior Vice President and Global Head of Energy, Utilities, Communications and Services

U. B. Pravin Rao
Senior Vice President and Global Head of Retail,
Consumer Packaged Goods, Logistics and Life Sciences

Rajiv Bansal [3]
Chief Financial Officer

U. Ramadas Kamath
Senior Vice President and Head of Administration, Facilities, Infrastructure and Security

Sanjay Purohit [4]
Senior Vice President and Global Head of Products, Platforms and Solutions

Srikantan Moorthy [4]
Senior Vice President and Group Head of Human Resources

Srinath Batni
Director and Head of Delivery Excellence

B. G. Srinivas
Director and Head of Europe, and
Global Head of Financial Services and Insurance

Stephen R. Pratt
Senior Vice President and Managing Partner, Worldwide Consulting and Systems Integration

Board Committees

Audit committee

Deepak M. Satwalekar
Chairperson

Ravi Venkatesan

R. Seshasayee

Compensation committee

Ann M. Fudge
Chairperson

David L. Boyles

Ravi Venkatesan

Investor grievance committee

Dr. Omkar Goswami
Chairperson

Deepak M. Satwalekar

Prof. Jeffrey S. Lehman

Nominations committee

Prof. Jeffrey S. Lehman
Chairperson

Ann M. Fudge

Ravi Venkatesan

Risk management committee

David L. Boyles
Chairperson

Dr. Omkar Goswami

R. Seshasayee

The Board of Directors – Subsidiaries

Infosys BPO Limited

V. Balakrishnan
Chairperson

Gautam Thakkar [1]
Chief Executive Officer and Managing Director

Chandrashekar Kakal
Director

Jayanth R. Varma
Independent Director

Dr. Omkar Goswami
Independent Director

Infosys Consulting India Limited

Chandrashekar Kakal
Chairperson

S. D. Shibulal
Director

B. G. Srinivas
Director

Infosys Public Services Inc.

Prof. Jeffrey S. Lehman
Chairperson

Eric S. Paternoster
President and Chief Executive Officer

Ashok Vemuri
Director

Infosys Technologies (Australia) Pty. Limited

B. G. Srinivas
Chairperson

Jackie Korhonen
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

U. B. Pravin Rao
Director

Srinath Batni
Director

Infosys Technologies (China) Co. Limited

Ashok Vemuri
Chairperson

V. R. Rangarajan
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

T. P. Prasad
Director

Srinath Batni
Director

Infosys Technologies (Shanghai) Co. Limited

Ashok Vemuri
Chairperson

V. R. Rangarajan
Director and Legal Representative

Srinath Batni
Director

Infosys Technologies (Sweden) AB

S. D. Shibulal
Chairperson

Eric S. Paternoster
Director

Rajesh Krishnamurthy
Director

B. G. Srinivas
Director

Infosys Technologies S. de R. L. de C. V., Mexico

Ashok Vemuri
Sole Manager

Infosys Tecnologia do Brasil Ltda

Claudio Henrique Elsas [1]
Legal Administrator

Lodestone Holding AG

B. G. Srinivas
Chairperson

Ronald Hafner
Chief Executive Officer

V. Balakrishnan
Director

Stephen R. Pratt
Director

U. B. Pravin Rao
Director

[1] *Appointed with effect from April 1, 2013*

Directors' report

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2013.

1. Results of our operations

in ₹ crore, except per share data

	2013	2012
Income from software services and products	36,765	31,254
Software development expenses	21,662	17,835
Gross profit	15,103	13,419
Selling and marketing expenses	1,870	1,453
General and administration expenses	2,218	1,905
Operating Profit Before Interest, Depreciation, Taxes and Amortization (PBIDTA)	11,015	10,061
Interest	–	–
Depreciation	956	794
Operating profit	10,059	9,267
Other income	2,215	1,829
Net profit before exceptional item and tax	12,274	11,096
Dividend income [(1)]	83	578
Net profit before tax	12,357	11,674
Provision for taxation	3,241	3,204
Net profit after tax and exceptional item	9,116	8,470
Profit and Loss account balance brought forward	19,993	15,591
Intercompany dividend	–	–
Reserves on termination of Infosys Consulting Inc.	–	(84)
Amount available for appropriation	29,109	23,977
Dividend		
Interim	862	862
Special dividend	–	574
Final	1,550	1,263
Total dividend	2,412	2,699
Dividend tax	403	438
Amount transferred to general reserve	911	847
Balance in Profit and Loss account	25,383	19,993
Earnings Per Share (EPS) before exceptional item [(2)]		
Basic	157.55	139.07
Diluted	157.55	139.06
EPS after exceptional item [(2)]		
Basic	158.76	147.51
Diluted	158.76	147.50

Notes : 1 crore = 10 million

(1) Dividend received of ₹83 crore and ₹578 crore from the wholly-owned subsidiary, Infosys Australia Pty. Limited, during the years ended March 31, 2013 and March 31, 2012, respectively.

(2) Equity shares are at par value of ₹5/- each.

2. Business

Our total income increased to ₹36,765 crore from ₹31,254 crore in the previous year, at a growth rate of 17.6%. Our software export revenues aggregated to ₹35,932 crore, up by 17.8% from ₹30,514 crore in the previous year. Out of the total revenue, 63.8% came from North America, 21.8% from Europe, 2.3% from India and 12.1% from the Rest of the World. Our revenues from India have increased to ₹833 crore from ₹740 crore, with a growth rate of 12.6%. The share of the fixed-price component of the business was 40.0%, compared to 39.3% during the previous year.

Our gross profit amounted to ₹15,103 crore (41.1% of revenue) as against ₹13,419 crore (42.9% of revenue) in the previous year. The Profit Before Interest, Depreciation, Taxes and Amortization (PBIDTA) amounted to ₹11,015 crore (30.0% of revenue) as against ₹10,061 crore (32.2% of revenue) in the previous year. Sales and marketing costs were 5.1% and 4.6% of our revenue for the years ended March 31, 2013 and March 31, 2012, respectively. General and administration expenses were 6.0% and 6.1% of our revenues during the current year and previous year, respectively. The net profit before exceptional item and tax was ₹12,274 crore (33.4% of revenue) as against ₹11,096 crore (35.5% of revenue) in the previous year. We seek long-term partnerships with our clients that will enhance their value while addressing their IT requirements. Our client-centric approach has resulted in high levels of client satisfaction. We derived 97.8% of our consolidated revenues from repeat business. We, along with our subsidiaries, added 235 new clients, including a substantial number of large global corporations. The total client base at the end of the year stood at 798. The client list for the current and previous years on a consolidated basis are as follows :

in Nos.

	2013	2012
Million-dollar clients	448	399
Five-million-dollar clients	213	190
Ten-million-dollar clients	137	132
Twenty-million-dollar clients	80	79
Thirty-million-dollar clients	62	64
Forty-million-dollar clients	49	50
Fifty-million-dollar clients	40	40
Sixty-million-dollar clients	33	28
Seventy-million-dollar clients	28	23
Eighty-million-dollar clients	19	17
Ninety-million-dollar clients	17	16
Hundred-million-dollar clients	12	13
Two Hundred-million-dollar clients	3	2
Three Hundred-million-dollar clients	–	1

During the year 2012-13, we added 23.11 lakh sq. ft. of physical infrastructure space. The total available space as on March 31, 2013 stands at 316.44 lakh sq. ft. The number of marketing offices as at March 31, 2013 was 69 as compared to 65 in the previous year.

3. Subsidiaries

During the year under review, we entered into share purchase agreement with Lodestone Holding AG to purchase 100% shareholding in Lodestone Holding AG, as a result of which Lodestone Holding AG has become a 100% wholly-owned subsidiary of Infosys Limited. The cost of acquisition is CHF 311 million. Lodestone Holding AG, headquartered in Zurich, is a global consulting firm advising international companies on strategy and process optimization as well as IT transformation. With a value-integration approach, Lodestone Holding AG pursues a combination of management and IT consulting. Founded in 2005, the firm has presence in 17 countries across five continents. Lodestone Holding AG's advisory services are primarily geared to the life science, chemical and financial services industries along with the investment, automotive and consumer goods sectors.

We have 10 subsidiaries (excluding step-down subsidiaries) : Infosys BPO Limited; Infosys Technologies (Australia) Pty. Limited; Infosys Technologies (China) Co. Limited; Infosys Consulting India Limited; Infosys Technologies S. de R. L. de C. V.; Infosys Technologies (Sweden) AB; Infosys Tecnologia do Brasil Ltda; Infosys Public Services Inc.; Infosys Technologies (Shanghai) Co. Limited; and Lodestone Holding AG. We have 26 step-down subsidiaries: Infosys BPO s.r.o.; Infosys BPO (Poland) Sp.Z.o.o; McCamish Systems LLC;

Portland Procurement Services Pty. Limited; Portland Group Pty. Limited; Lodestone Management Consultants (Canada) Inc.; Lodestone Management Consultants Inc.; Lodestone Management Consultants Pty. Limited; Lodestone Management Consultants (Asia Pacific) Limited (liquidated); Lodestone Management Consultants AG; Lodestone Augmentis AG; Hafner Bauer & Ödman GmbH; Lodestone Management Consultants (Belgium) S.A.; Lodestone Management Consultants GmbH, Austria; Lodestone Management Consultants Pte Ltd.; Lodestone Management Consultants SAS; Lodestone Management Consultants s.r.o; Lodestone Management Consultants GmbH, Germany; Lodestone Management Consultants China Co., Ltd; Lodestone Management Consultants Ltd; Lodestone Management Consultants B.V.; Lodestone Management Consultants Ltda; Lodestone Management Consultants sp. z.o.o.; Lodestone Management Consultants Portugal, Unipessoal, Lda; S.C. Lodestone Management Consultants S.R.L; and Lodestone Management Consultants S.R.L.

As per Section 212 of the Companies Act, 1956, we are required to attach the, Balance Sheet, Statement of Profit and Loss and other documents of our subsidiaries. The Ministry of Corporate Affairs, Government of India vide its Circular No. 2/2011 dated February 8, 2011, has provided an exemption to companies from complying with Section 212, provided such companies publish the audited consolidated financial statements in the Annual Report. Accordingly, the Annual Report 2012-13 does not contain the financial statements of our subsidiaries. Please refer statement pursuant to Section 212 of the Companies Act, 1956 for the summary financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, *www.infosys.com*. These documents will also be available for inspection during business hours at our registered office in Bangalore, India.

4. Products and platforms

Infosys Products, Platforms and Solutions (PPS) are geared to drive innovation-led growth for our clients that will power tomorrow's enterprise, today. Combining our market-leading products – Cloud-based hosting and platform operations – our offerings help enterprises accelerate growth, maximize profitability and increase asset efficiency. Our PPS offerings have been recognized as an industry best practice for developing and managing software assets by Forrester Research, in a July 2012 report *Asset-Based IT Services Shift Service Vendors' Operating Models*.

Our PPS portfolio includes :

Finacle®

Finacle partners with banks to transform process, product and customer experience, arming them with 'accelerated innovation' that is key to building tomorrow's bank. Our solutions address the core banking, e-banking, mobile banking, customer relationship management, wealth management, treasury, and Islamic banking requirements of retail, corporate and universal banks worldwide. Keeping up with global trends, Finacle® also offers new-age solutions like digital commerce for enabling cashless transactions and financial inclusion for banking the unbanked. With these offerings Finacle® enables banks to stay ahead of changing customer demands, competition and mounting global regulations as they transform into tomorrow's banks. The Finacle R&D unit is engaged in research and development of new technologies in the banking domain.

Today Finacle® is the choice of 168 banks across 81 countries and powers operations across 49,600 branches globally. It enables its customer banks to serve 447 million accounts and 359 million consumers worldwide. Finacle® is regarded as a leader in the core banking market space by industry analysts for years now. 44% of the banks leveraging Finacle® are among the World's Top 1000.

Infosys Edge suite of Products and Platforms

Infosys Edge suite of products, platforms and solutions caters to next-generation market needs driven by global trends, including digital consumers, emerging economies, new commerce and healthcare. Our offerings leverage technologies in the areas of cloud computing, mobility, Big Data, rich media and social media. By combining products from us and our partners, Cloud-based hosting and platform operations, we help clients achieve the business outcomes they seek. Infosys Edge is adopted by more than 75 global clients across industries and has also won key industry recognitions.

Products

Our products include :

Infosys AssistEdge : A customer service experience product for contact centers and provides an integrated service experience across channels including web, chat, phone and social media.

Infosys BigDataEdge : Empowers IT and business teams to quickly discover, analyze and act on information to drive real-time business decisions.

Flypp™ : A digital experience product that includes a white-labeled application marketplace which helps our partners actively engage with their consumers across digital channels.

Infosys Customer Self-Service Energy Manager : Helps utilities ensure customer delight through sustainable energy management and revitalized customer service.

SpeedSolve : A collaborative, chat-based customer support product from Infosys and AT&T to reduce call transfer rates, call handle time, and call volumes.

Infosys Digital Transformation : Helps publishers provide their digital consumers with a rich, integrated and seamless content experience.

Infosys Meter Data Management Appliance : An out-of-the-box meter data management solution that helps utilities streamline their meter-to-cash process and realize value from their advanced metering infrastructure.

Infosys Account Origination System : Enables enterprise-class customer onboarding with data capture and due diligence capabilities across multiple regulations.

Infosys Alert and Case Management System : Supports end-to-end management of cases, alerts, and exceptions across departments for enterprises.

Infosys Forward Compliance System : Enables enterprises to effectively manage and monitor complex regulatory compliance requirements around Foreign Account Tax Compliance Act (FATCA) and its various Inter-Government Agreements (IGA).

Infosys Trade Origination System : Helps companies strategically differentiate their brokerage services by providing their customers with a superior trading experience.

Infosys Transaction Reconciliation System : Provides end-to-end capabilities for managing the diverse reconciliation needs of an enterprise, from source-loading to exception management and resolution.

Infosys Health Benefit Exchange : A novel, transparent, and competitive insurance hub designed for individuals and small businesses to buy qualified plans.

Infosys iTransform – ICD-10 Migration Suite : A suite designed to automate all stages of migration to ICD-10 and help organizations turn compliance into a competitive advantage.

Note : ICD-10 is the 10th revision of the International Statistical Classification of Diseases and Related Health Problems (ICD), a medical classification list by the World Health Organization (WHO).

Infosys mConnect – Multi-channel Mobile Middleware : A middleware that is designed to optimize user experience through its context-aware mobile multimode middleware across channels and platforms.

Infosys Omni-channel Personalization Engine : Helps retailers foster consumer relationship by presenting personalized content to their consumers across channels.

Infosys Cloud Ecosystem Hub : Helps enterprises create, adopt and manage their hybrid cloud ecosystem.

Platforms

Our suite of business platforms are built around specific themes that provide significant opportunities to enterprises. This suite drives deeper engagement with digital consumers, builds smarter organizations and addresses the needs of emerging markets. Our offerings are powered by best-in-class domain expertise, IP and cloud computing. Our focus is on delivering guaranteed business outcomes that impact our client's top-line or bottom-line. We host, operate and manage these business platforms on a subscription-based pricing model, providing our clients with rapid time-to-value.

Our platforms include :

Infosys BrandEdge : Simplifies digital marketing across the organization through a comprehensive Cloud-based platform.

Infosys CommerceEdge : Drives multi-channel commerce by enhancing consumer experience, driving traffic and increasing order value.

Infosys Credit Servicing Platform : An integrated credit servicing and asset management platform, for managing multiple loans and asset classes across the globe for financial institutions.

Infosys IT Asset Performance Management Platform : Maximizes return on IT asset investments by enhancing performance, and mitigating risks while optimizing costs.

Infosys SocialEdge : Helps in monetizing digital demand by harnessing the power of social media to deepen consumer and employee engagement for enterprises.

Infosys Source-to-Pay Platform : Helps enterprises realize rapid and sustainable savings across their source-to-pay lifecycle.

Infosys TalentEdge : Enables enterprises to deepen employee engagement and simplify the entire hire-to-retire lifecycle of the human resource function.

Infosys TradeEdge : Facilitates global companies to accelerate long-term growth and profitability in emerging markets.

Infosys WalletEdge : Enables the financial ecosystem of consumers, merchants, telecoms, banks, governments, and enterprises, to process payments.

Infosys Edge suite of products and platforms has won key industry recognitions. Infosys Cloud Ecosystem Hub won the 2012 Golden Peacock Award for the most innovative product / service. Our Edge suite of platforms won the NASSCOM Business Innovation Award for 2013.

5. Quality

We continue our journey of delivering value to our clients through significant investments in quality programs. We have adopted several external benchmarks and certifications. Infosys is certified under various standards to meet client demands and enhance value delivery. These include TL 9000-SV, ISO 9001, AS EN 9100, ISO 20000, OHSAS 18001, ISO 14001, ISO 27001 and ISO 13485 and SEI CMMi Level 5. Infosys is the first 'IT Services / BPO organization' in India, covering multiple locations across India, to receive the ISO 22301 accredited certification awarded by British Standards Institution. In addition, Infosys BPO has been certified for SSAE 16 audit standard and PCI-DSS 2.0 standard across different delivery centers. Data centers in India, U.S. and Australia which cater hosting services to us and our clients have been certified for ISO 27001.

Our Quality department handles large change management initiatives to drive quality and productivity improvements across our Company. It is managed through the Balanced Scorecard and Infosys Scaling Outstanding Performance (iSOP) program adopted from the Malcolm Baldrige National Quality Award (MBNQA).

Our Quality department has ensured that process and technology capability is built to deliver the offerings in alignment with our Company strategy. The Quality department has been instrumental in building capability for program management of business transformation, PPS, cloud and mobility service, etc. Further, Quality department has developed accelerators and enablers with integrated methodology, tools and reusable assets. It has also provided service delivery platforms for key offerings.

We continue to fine-tune our 'Business Value Articulation' (BVA) framework, which ensures alignment of our approaches to deliver and maximize value to our clients. Our 'Business Value Realization' program is an initiative comprising frameworks, methodologies, processes and systems, to promote articulation and assurance of business value for various engagements. We leveraged this BVA program extensively across services / domains and were able to make a substantial impact on our clients' business value. The process excellence and transformation program has delivered significant benefit across multiple service lines.

Our Quality department is spearheading various key initiatives and driving excellence across the organization. We proactively adopted the latest external and internal industry best practices. We have institutionalized the incremental and breakthrough improvements by adopting customized programs on Six-sigma and lean methodologies for IT. This has resulted in improving the efficiency and impacted effectiveness in IT services / operations leading to significant savings for our clients.

6. Infosys Labs

Infosys Labs focuses on defining and driving the research and innovation agenda for us. It is a dedicated research group comprising technology and domain-focused members. At Infosys Labs, we have identified large, multidisciplinary problem spaces that embody the challenges faced by our clients and we are creating technology solutions to solve them.

Infosys Labs has set up a 'Center of Innovation for Tomorrow's Enterprise' (CITE) which manages the research on the seven core themes for Building Tomorrow's Enterprise. The themes are focused on Digital Consumers, Emerging Economies, Healthcare Economy, Sustainable Tomorrow, New Commerce, Smarter Organizations and Pervasive Computing.

Our Enterprise Technology Research group focuses on topics such as semantic technology, context aware systems, intelligent sensing, multi-channel convergence, large data modeling and simulation, next generation computing platform visualization, and immersive experiences.

Our Center for Services Innovation focuses on software engineering aspects like software dependability, preventive maintenance, distributed service delivery, modernization and automation and optimization.

Infosys Labs is structured to deliver value to clients and Infosys business groups along the dimensions of Optimization, Transformation and Innovation.

We have set up innovation centers with a number of our clients, university partners, technology partners and industry research consortiums.

We focus on developing Intellectual Property (IP) assets that will enable new and differentiated products, platforms, solutions and services for our business groups.

This year, over 334 articles were published by Infosys Labs' researchers in leading journals, magazines, books and conference proceedings. *Infosys Labs Briefings*, our highly respected peer-reviewed journal, published issues in areas such as Big Data and model-based software engineering.

We collaborate with leading national and international universities such as the University of Southern California, University of Cambridge, University of Illinois at Urbana-Champaign, Indian Institute of Technology Bombay – Monash Research Academy, Purdue University, Queens University Belfast, Indraprastha Institute of Information Technology, Delhi, Indian Institute of Science, Bangalore, Indian Institute of Information Technology, Bangalore. Last year, we collaborated with institutions like National ICT Australia (NICTA) and Office of the Chief Scientist of Israel. We are a member of several global research consortia, including India-U.K. Advanced Technology Centre of Excellence in Next Generation Networks, Systems and Services, and Smart Services Cooperative Research Consortium, Australia.

This fiscal, Infosys Labs' IP Cell filed 97 unique patent applications in the U.S. Patent and Trademark Office (USPTO), the Indian Patent Office and other jurisdictions. The aggregate unique patent applications filed stand at 532 and are under various stages of processing. The total number of patents granted is 87.

7. Branding

The Infosys brand is a key intangible asset of the Company. Our brand promise – Building Tomorrow's Enterprise – communicates the value we bring to our clients. It is the expression of how we provide insight on what's ahead and then partner with clients to help them transform and thrive in a changing world. We do this by uncovering opportunities for innovation-led growth through strategic consulting and co-creating disruptive solutions. We then enable clients to sustain that advantage with smarter operations. It is the unfailing delivery of our brand promise that makes us the right technology partner for clients, from over 30 countries. The Infosys brand has been recognized by leading publications and independent industry bodies globally. To name just a few, we are :

- Ranked 19th position in a survey of innovative companies based on an 'innovation premium' principle of stock market valuation
- Ranked first globally for our corporate governance practices by IR Global Rankings (IRGR)
- Accorded the top position in the National Council for Work Experience (NCWE) Awards 2013, making us one of the U.K.'s best internship providers
- Recognized as one of the 'Achievers 50 Most Engaged Workplaces™' in the United States (U.S.)

We are regularly rated by global industry analysts as a leader in key services and solutions across domains.

Refer to the Awards and recognition section below for more details.

Our marketing reach extends globally through advertisements, web initiatives and social media conversations. We promote our brand through trade and general publications. We participate in premier business and industry events around the world. Confluence, our flagship client event, is consistently well-attended and highly-rated by our client and industry attendees.

8. Awards and recognition

In 2012-13, as in the years preceding, we earned a number of awards and honors from various industry bodies and media organizations across the globe. Some of the significant awards are :

- Infosys and British Telecom jointly won the prestigious Global Telecoms Business Innovation Award 2012 under the Business Service Innovation category.
- The Infosys – RioTinto relationship won the Outsourcing Excellence Award, for Best New Process / Application from Outsourcing Center, an Alsbridge company.
- We were awarded the Pegasystems Excellence in Solution Development Award for the best-in-class insurance service delivery platform.
- Spirit AeroSystems recognized Infosys with the Platinum Award for consistent high-quality engineering services.
- We received the 2012 IT Partner of the Year Award from Analog Devices, a global leader in high-performance semiconductors for signal processing applications.
- The Asian Banker Technology Implementation Awards 2012 awarded Finacle® along with DBS Bank as the Best Core Banking Implementation for Regional and International Banks Award.
- Another Finacle® client, ING Vysya Bank won the Best Corporate Internet Banking Initiative Award.
- Finacle® also jointly won first place in the Core Banking Technology Provider of the Year category at the Banker's Innovation in Banking Technology Awards, 2012.
- We have been identified as one of the top 25 performers in the Caring for Climate Initiative by United Nations Global Compact (UNGC) and UN Environment Program.
- We have also been recognized as an innovation leader in India in KPMG's 2012 Global Technology Innovation Survey.
- We were recognized as one of the Achievers 50 Most Engaged Workplaces™ in the U.S. for our leadership and innovation towards engaging employees.
- We were ranked second in the 2012 Global Outsourcing 100 List compiled annually by the International Association of Outsourcing Professionals (IAOP) for our performance across all four survey assessment categories, namely, size and growth, customer references, organizational competencies, and management capabilities.
- For the second consecutive year, we have won the P&G Global Business Services Organization's External Business Partner Excellence Award for the quality of our execution, commitment to relationship and work with P&G's ecosystem of partners and co-creating innovation.
- Infosys China has been listed among the Top 10 Global Service Providers in China by the China Council for International Investment Promotion for the second consecutive year.
- Infosys BPO won the Award for Innovation in Learning at the Best Learning and Development Awards 2012.
- Infosys BPO won the Golden Peacock HR Excellence Award 2012.
- Infosys BPO won the Award for Institution Building at the Asia Pacific HRM Congress Awards – 2012.
- We were declared the winners of 2012 Asia's Most Admired Knowledge Enterprises (MAKE) study by Teleos, in association with the KNOW Network for the 10th time, for developing knowledge-based products and services.
- Infosys BPO has been awarded the prestigious 2012 Optimas Award for 'Managing Change', recognizing exemplary achievements in workforce management and for successfully integrating new employees from around the globe into the organization.
- Infosys BPO won the Gold Award for Marketing Excellence in the category of 'Marketing with Social and Interactive Media' at the Information Technology Services Marketing Association (ITSMA) Awards 2012.
- We have received the Microsoft Platform Modernization Award for sales achievement for our Legacy Modernization solution, which helps customers migrate to Microsoft platforms.

- We were awarded the National Energy Conservation Award 2012 for our energy conservation efforts at our campuses in Jaipur and Pune.
- Finacle® has been ranked as a long-term leader in the Forrester Wave™, Global Banking Platforms, Q4 2012.
- The Institute of Directors, India, conferred the prestigious Golden Peacock Award to Infosys Cloud Ecosystem Hub, recognizing the Hub as the 'Most Innovative Product / Service' of 2012.
- The National Association of Software and Services Companies (NASSCOM) presented their prestigious Business Innovation Award for 2013 to Infosys Edge for its original concept, business viability, scalability, R&D investments, and overall impact on the industry.

9. Capital expenditure

This year, we capitalized ₹1,422 crore. This comprises ₹640 crore (includes ₹62 crore transferred from Infosys Australia) for investment in computer equipment, ₹30 crore (includes ₹21 crore transferred from Infosys Australia) in Intellectual Property rights, ₹1 crore on vehicles and the balance of ₹751 crore (includes ₹13 crore transferred from Infosys Australia) on infrastructure investments. We invested ₹145 crore to acquire 119.35 acres of land in Bangalore, Hubli, Mysore, and Thiruvananthapuram.

Last year, we added ₹807 crore to our gross block. This comprises ₹245 crore for investment in computer equipment (includes ₹10 crore transferred from Infosys Consulting Inc., on its termination), ₹17 crore in Intellectual Property rights, ₹2 crore on vehicles and the balance of ₹543 crore on infrastructure investments. We invested ₹158 crore to acquire 371 acres of land in Bangalore, Bhubaneswar, Mangalore, Nagpur and Indore.

10. Liquidity

We continue to be debt-free and maintain sufficient cash to meet our strategic objectives. We clearly understand that the liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During fiscal 2013, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments. As at March 31, 2013, we had liquid assets of ₹22,289 crore as against ₹19,898 crore at the previous year-end. These funds have been invested in deposits with banks, highly-rated financial institutions, liquid mutual funds, certificates of deposit and tax free bonds. The tax free bonds are disclosed under non-current investments.

11. Increase in share capital

During the year, we issued 6,165 shares on the exercise of stock options under the 1999 Employee Stock Option Plans. As a result of this, the outstanding issued, subscribed and paid-up equity shares increased from 57,42,30,001 as at March 31, 2012 to 57,42,36,166 shares as at March 31, 2013.

12. Appropriations

Dividend

Our policy is to pay dividend of up to 30% of the consolidated net profit after tax. In October 2012, we paid an interim dividend of ₹15/- per share. We recommended a final dividend of ₹27/- per share (par value of ₹5/- each), making in all ₹42/- per share as dividend for the year.

The total dividend amount pay out (excluding dividend tax) for the current year is ₹2,412 crore, as against ₹2,699 crore in the previous year. The dividend for the previous year includes a special dividend of ₹10/- per share for the completion of 10 years of Infosys BPO operations amounting to ₹574 crore. Dividend (including dividend tax) as a percentage of consolidated net profit after tax is 29.9% as compared to 29.7% in the previous year.

The register of members and share transfer books will remain closed from June 1, 2013 to June 15, 2013 (both days inclusive). Our Annual General Meeting is scheduled to be held on June 15, 2013.

Transfer to reserves

We propose to transfer ₹911 crore (10% of the standalone net profit for the year) to the general reserve. An amount of ₹25,383 crore is proposed to be retained in the Statement of Profit and Loss.

13. Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world.

Our efforts are widely recognized by investors in India and overseas. We have undergone the corporate governance audit by ICRA and Credit Rating Information Services of India Limited (CRISIL). ICRA has rated our corporate governance practices at CGR 1 and CRISIL has assigned CRISIL GVC Level 1 rating to us.

We comply with the recommendations of the N. R. Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal 2013, the compliance report is provided in the *Corporate governance report* section of the Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is provided in the *Annexure to the directors' report* section.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the Management's discussion and analysis of the financial position of the Company is provided in this Annual Report.

During the year, we continued to fully comply with the U.S. Sarbanes-Oxley Act of 2002. Several aspects of the Act, such as the Whistleblower Policy and Code of Conduct and Ethics, have been incorporated in our Company policy.

14. Listing in NYSE

During the year, we withdrew the listing of our American Depositary Shares (ADSs) from NASDAQ and listed the same in the New York Stock Exchange (NYSE) and NYSE Euronext – London and Paris. The delisting and listing is to leverage the NYSE-Euronext partnership to seek listing in Paris and London stock exchanges which are home to many of our investors, clients and employees. This will also empower our investor base and increase the trading window available for our global investors. We believe this will support our aspirational and strategic goals to grow the Company.

15. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are provided in the *Annexure to the directors' report* section.

16. Particulars of employees

In terms of the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the *Annexure to the directors' report* section. However, as per the provisions of Section 219 (1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the registered office of the Company. The same will also be published on our website, *www.infosys.com*

17. Directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in accordance with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us, and guidelines issued by SEBI on the historical cost convention as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes accompanying the respective tables. The estimates and judgments related to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

We have taken sufficient care to maintain adequate accounting records in accordance with the provisions of the Companies Act, 1956, to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

18. Directors

The Board inducted Leo Puri as Additional Director with effect from April 11, 2013. We seek your support in confirming his appointment as director liable to retire by rotation.

In accordance with the retirement policy for the Company's Board, Sridar A. Iyengar retired from the Board effective August 13, 2012. We place on record our deep sense of appreciation for the services rendered by Sridar A. Iyengar during his tenure as a Board member.

As per Article 122 of the Articles of Association, S. D. Shibulal, Srinath Batni, Deepak M. Satwalekar, Dr. Omkar Goswami and R Seshasayee retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, seek re-appointment.

19. Auditors

The auditors, B S R & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

20. Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

21. Human resources management

Our employees are the most valuable assets of the Company. We encourage innovation, meritocracy and the pursuit of excellence. We have set up a scalable recruitment and human resources management process. We added 22,019 (gross) and 1,333 (net) employees this year (excluding employees transferred within Infosys group companies), taking our total strength to 1,26,397 from 1,24,789 at the end of the previous year. The Infosys Group added 6,694 (net) and 37,036 (gross) employees this year, taking the total strength to 1,56,688 from 1,49,994 at the end of the previous year. Our attrition rate stands at 16.3% compared to 14.7% for the previous year. Over the last year, we received 3,78,994 applications from prospective employees and we continue to remain an employer of choice in the industry.

22. Education and Research

Competency development continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology led training efforts in multiple areas. With over 1,000 videos on various topics and many multimedia artifacts for learning, we now have a rich repository of technology-assisted learning.

During fiscal 2013, the total training provided for Infosctons was over 1.4 million person days. Many of our employees also took external certifications creating a large pool of certified people.

Our flagship industry-academia partnership program, Campus Connect, made significant progress through the launch of electives to help engineering colleges run new programs within their curricula. This has been very well received by the academia.

During fiscal 2013, we engaged with 1,700 faculty members who in turn trained 60,800 students. With this, the total number of beneficiaries covered are over 8,970 faculty members and 2,51,800 students from 358 engineering institutions.

Another program that is a testimony to our commitment to education is SPARK, a program that exposes students in schools and colleges to the current opportunities and developments in IT and aims to inspire them and raise their aspirations. As part of this program, we engaged with over 1,59,800 students during the year. From its launch in 2008, the program has reached over 8,42,000 students. Over 96,570 students participated in Aspirations 2020 in fiscal 2013, the coding contest we conduct for engineering students.

Our knowledge management system set a new record by winning the Global Most Acknowledged Knowledge Enterprise (MAKE) award for the ninth time.

Like previous years, our researchers continued to demonstrate their thought leadership in several areas through their publications at global conferences and through contributions to book chapters and publications.

23. Infosys Leadership Institute

The Infosys Leadership Institute (ILI) was established with an aim to develop world-class corporate leaders. The institute identifies potential candidates and supports the development required to take on key leadership positions within the Company. ILI aims to be a globally recognized institution that remains relevant to Infosys while advancing the field with original thought leadership.

Over the last year, ILI has ramped up the team to 15 members in both the Leadership and Organizational Development and Decision Solutions departments.

In fiscal 2013, ILI also showcased thought leadership through collaborations with leading researchers across the globe including pioneering a new evidence-based Charismatic Leadership course in partnership with academic partners.

24. Sustainability initiatives

Our sustainability charter is driven by our core values and ethics. Our sustainability themes and actions are inextricably intertwined in our everyday business practices. Our sustainability actions rest on three pillars viz., Social contract, Resource intensity and Green innovation.

Social contract

Today, businesses have an extended set of stakeholders – local communities, social organizations and the society – with the ability to influence the future of business. These stakeholders have ethical, social and environmental expectations that extend beyond financial goals and legal expectations – implicit social contracts that enterprises must honor. We believe that these social covenants are fundamental to nurturing stakeholder trust and ensuring business continuity.

Education

Campus Connect Program : This Infosys-academia flagship program, is focused on a partnership with engineering colleges, to enhance the pool of highly capable talent for growth requirements in the IT space. Launched in 2004, the Campus Connect program has enabled over

8,970 faculty members and 2,51,800 students across 358 engineering colleges, till date.

Project Genesis : It is an industry-academia partnership program, focused on degree colleges, that enables academicians to handle queries and apprehensions of students about a career in the BPO industry. The objective of this program is to help academicians interact with the student community, informing and updating them on trends and technologies in the IT domain. It covers students from Tier 2 and Tier 3 cities in India, helping to bridge the skill gap between industry requirements and graduate education. Project Genesis has covered 3,200 faculty in 1,700 institutes, involving 1,00,000 students in fiscal 2013.

SPARK Program : SPARK is a volunteer-driven program that aims at raising the aspirations of students and has the following offerings – SPARK-Rural Reach Program, SPARK-Catch Them Young, SPARK- On Campus Events and SPARK-Guru. The nation-wide program creates excitement amongst students about Information Technology (IT), educates them about the role of IT in business, and prepares them for the opportunities that the industry has to offer to the youth in the country. Over 8,42,000 students have benefited from this program since its inception in 2008. The program has involved 35,644 Infosys employees as volunteers, who invested their personal time on Saturdays for these offerings. This year, the SPARK program covered the following beneficiaries :

Particulars	FY 2013	Total [1]
Events completed	607	3,577
Students	1,59,827	8,42,167
Girl students	76,212	3,40,802
Rural students	81,757	4,77,904
Faculty enabled	4,613	27,814
Employee volunteers	4,388	35,644

[1] *The cumulative total since the start of the program until fiscal 2013.*

Infosys won NASSCOM's NExT Practices Awards 2012, the top honor for designing and implementing innovative programs in creating capacity and capabilities for IT and ITeS talent, through its Campus Connect and Project Genesis programs. The award recognizes companies that have been leaders in bridging the industry's demand-supply gap and addressing employability concerns.

Community development

Promoting the cause of health and hygiene in rural India, the Infosys Foundation invested ₹ 10 crore and started the Parishudh Initiative. We collaborated with over 10 Non-governmental Organizations (NGO) in North Karnataka since its inception 18 months ago. The Parishudh initiative has helped 10,000 families build toilets in over 300 villages and has created opportunities for economic development through entrepreneurial development. Over 20 entrepreneurs have been encouraged to run their own business through this initiative. Over 50,000 people have been benefited by the Parishudh Initiative. We have also been conducting awareness sessions to educate over three lakh families on the need for good hygiene and sanitation. Many policy related changes aimed at the welfare of rural communities have been submitted to the governments of Karnataka and India. Our team has also developed an easily replicable model of project management to scale up this program.

Resource intensity

In the face of accelerated depletion of natural resources, incremental increases in resource efficiency are not sufficient and beyond a point, optimization gets prohibitively expensive. Resource intensity is about doing far more with far less. It is about finding transformational ways to de-intensify and achieve the same or better outcome using fewer resources.

In 2007, we launched our environmental sustainability initiatives and have since taken great strides towards becoming a sustainable organization. We are committed to becoming carbon neutral by 2017. As part of this initiative, the Company has committed to reduce its per capita electricity consumption by 50% over 2007-08 levels by 2017 and source 100% of electricity requirement from renewable resources.

In recognition of this, we were listed among top 25 performers in Caring for Climate initiative. Launched by the United Nations Secretary General Ban Ki-moon in 2007, Caring for Climate is the UN Global Compact (UNGC) and UN Environment Programme's initiative aimed at advancing the role of business in addressing climate change. Caring for Climate is endorsed by nearly 400 companies from 65 countries. We are the only global consulting and technology company to make it into the top 25 performers list. For more information, refer to : *http://www.infosys.com/newsroom/features/pages/caring-climate-initiative.aspx*

Green innovation

Business imperatives like environmental sustenance and resource conservation are providing new opportunities for enterprises to leverage and stimulate innovation and spur business growth. Green innovation is about addressing sustainability challenges through innovation, differentiation, driving efficiencies and creating new avenues for growth to become trendsetters.

Infosys Labs, our research and innovation department continues to drive innovation across the seven themes of our strategic direction, Building Tomorrow's Enterprise through the 'Center for Innovation for Tomorrow's Enterprise' (CITE). The institute for research on sustainability is part of CITE and focuses on business research in the area of enterprise sustainability; collaborates with universities and research bodies to bring the latest developments and thinking to our clients; partners with our business units to bring in sustainability aspects in their offerings; and designs new offerings to address enterprise sustainability challenges.

A detailed report on our sustainability initiatives and actions is published in the *Business Responsibility Report 2012-13* and *Sustainability Report 2012-13*. For more details, visit our website, *www.infosys.com*

25. Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. The details of options granted under the 1998 Stock Option Plan (the 1998 Plan) and the 1999 Stock Option Plan (the 1999 Plan) are as follows :

	1998 Plan	1999 Plan
Total grants authorized by the plan (No.)	1,17,60,000 ADS	5,28,00,000 shares
Pricing formula on date of grant	Not less than 90% of fair market value	Fair market value
Variation in terms	NA	NA
Ratio of ADS to equity shares	1 ADS = 1 equity share	NA
Options granted during the year (No.)	–	–
Weighted average price per option granted (₹)	NA	NA
Options vested as at March 31, 2013 (No.)	–	–
Options exercised during the year (No.)	–	6,165
Total number of shares arising as a result of exercise of options	–	6,165
Money raised on exercise of options (₹ crore)	–	1.31
Options forfeited and lapsed during the year (No.)	–	5,518
Total number of options in force at the end of the year (No.)	–	–
Grant to senior management	–	–
Employees receiving 5% or more of the total number of options granted during the year	–	–
Employees granted options equal to or exceeding 1% of the issued capital	–	–
Diluted EPS on issue of shares on exercise calculated in accordance with AS 20 (Before exceptional items)	157.55	157.55
Diluted EPS on issue of shares on exercise calculated in accordance with AS 20 (After exceptional items)	158.76	158.76

SEBI has issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period.

We have the 1998 Stock Option Plan and 1999 Stock Option Plan, where the options are issued to the employees at an exercise price not less than the fair market value. For fiscal 2013 and 2012 there was no stock compensation cost. During fiscal 2013 and 2012, stock options under the 1998 Plan and 1999 Plan have not been granted. Hence, the weighted average fair values of grant during these years are nil.

All stock options under the 1998 and 1999 Employees Stock Option Plans were granted at the prevalent market price on the date of grant. Accordingly, we have calculated the compensation cost arising on account of stock options granted using the intrinsic value method. Hence, the disclosure in terms of Clause 12.1 (n) of SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, is not applicable.

	2013		2012	
	No. of options	Weighted average exercise price (₹)	No. of options	Weighted average exercise price (₹)
1998 Plan				
Outstanding at the beginning of the year	–	–	50,070	683
Forfeited	–	–	(480)	862
Exercised	–	–	(49,590)	734
Outstanding at the end of the year	Nil	–	Nil	–
Vested at the end of the year	Nil	–	Nil	–
1999 Plan				
Outstanding at the beginning of the year	11,683	2,121	48,720	962
Forfeited	(5,518)	2,121	(8,185)	430
Exercised	(6,165)	2,121	(28,852)	643
Outstanding at the end of the year	Nil	–	11,683	2,121
Vested at the end of the year	Nil	–	7,429	2,121

Restricted Stock Unit (RSU) Plan

We have received the approval of our shareholders, through a postal ballot, to implement a RSU Plan. The plan permits the grant of RSU, to certain eligible employees of the Company. The purpose of the RSU Plan is to motivate key employees and encourage them to align their individual aspiration with the objectives of the Company. We have not yet issued any units under the plan during the year ended March 31, 2013.

26. Infosys Science Foundation

The Infosys Science Foundation, a not-for-profit trust, was set up in 2009 by Infosys and some of its management to promote research in the sciences. The Infosys Prize, instituted by the foundation, recognizes exemplary research by scholars and scientists connected to India. It hopes to inspire young Indians to choose a vocation in scientific research.

The prize is given annually across six categories:

Category	Areas of accomplishment
Physical Sciences	Earth Sciences, Physics and Chemistry
Mathematical Sciences	Mathematics and Statistics
Engineering and Computer Science	All branches of Engineering
Life Sciences	Biology, Medicine and Plant Science
Social Sciences	Anthropology, Economics, Political Science, Psychology and Sociology
Humanities	Archeology, History, Philosophy, Legal Theory and Literary Studies

The Infosys Prize 2012 presentation was held in New Delhi on January 3, 2013. Dr. Gro Harlem Brundtland, former Prime Minister of Norway and former Director General of the World Health Organization, felicitated the laureates with a 22 karat gold medallion and a citation each and a prize purse of ₹50 lakh per category. The inaugural Humanities Prize was given jointly in Literary Studies and History. For more details about the Infosys Science Foundation, visit our website, *www.infosys-science-foundation.com*

27. Infosys Foundation

We established the Infosys Foundation in 1996, as a not-for-profit trust to support our social initiatives. The Foundation supports programs and organizations devoted to the welfare of the destitute, rural poor, and economically disadvantaged sections of the society.

The Infosys USA Foundation is active in the areas of Science, Technology, Engineering and Math (STEM) education, and the promotion of arts and culture. The Foundation has committed a grant of US $380,000 for the New York City Science Education Initiative of the New York Academy of Sciences (NYAS). The program is developed in association with the New York City Department of Youth and Community Development (DYCD) to train and mentor students of underserved communities of New York and Citizen Schools of New Jersey in STEM. We have also worked with the Wayne County Community College District (WCCCD) to offer our world-renowned software development training program to grow Detroit's technology talent pool.

A summary of the work done by the Foundation is provided in the *Additional information* section in the Annual Report published on our website, *www.infosys.com*

We express our gratitude to the honorary trustees of the Foundation for contributing their valuable time and energy to its activities.

28. Green initiatives

During fiscal 2011, we started a sustainability initiative with the aim of going green and minimizing our impact on the environment. Like the previous years, this year too we are publishing only the statutory disclosures in the print version of the Annual Report along with the Abridged standalone financial statements prepared in compliance with Section 219 of the Companies Act, 1956 and Clause 32 of the Listing Agreement. Additional details are available on our website, *www.infosys.com*

29. Business Responsibility Report

SEBI, vide its circular CIR/CFD/DIL/8/2012 dated August 13, 2012, had proposed to mandate inclusion of Business Responsibility Reports as part of the Annual Report for listed entities. According to the proposal, the report should describe measures taken by the listed companies along with key principles enunciated in the 'National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business' framed by the Ministry of Corporate Affairs. This is intended to be adopted by companies in India to report their Corporate Social Responsibility (CSR) activities and initiatives. We have always been at the forefront of voluntary disclosures to ensure transparent reporting on all matters related to our Company's governance and business operations. We had voluntarily published our first Business Responsibility Report 2011-12 based on SEBI's proposal. This year too, we are publishing the report to cover aspects related to our strategy on CSR, green initiatives and activities taken up for the year 2012-13. The Infosys Business Responsibility Report is available on our website, *www.infosys.com*

We also publish the Infosys Sustainability Report annually. Our report follows the Global Reporting Initiative (GRI) framework. This is a comprehensive report that covers all aspects of our sustainability activities pertaining to our Social contract, Resource intensity and Green innovation. The report is audited by an external auditor, Det Norske Veritas AS (DNV). We have been consistently receiving an A+ rating from GRI and DNV for our Sustainability Reports. For more details on the Infosys Sustainability Report, visit *www.infosys.com*

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Ministry of Commerce, the Ministry of Finance, the Customs and Excise Departments, the Income Tax Department, the Reserve Bank of India, the State Governments, the Software Technology Parks (STPs) – Bangalore, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Jaipur, Mangalore, Mysore, Pune, and Thiruvananthapuram and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

S. D. Shibulal
Chief Executive Officer and Managing Director

S. Gopalakrishnan
Executive Co-Chairman of the Board

Bangalore
April 12, 2013

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

Conservation of energy

This year, the Infosys Green Initiatives team won several accolades for achievements in water and energy efficiency. We were rated the 19th greenest company in the world by *Newsweek*. We won the first prize in the National Energy Conservation award in the BPO sector. We won two awards in the Emerson Cup 2012 for building and energy efficiency, and for new building designs as well as retrofits of old buildings for improving energy efficiency.

On the green building certifications, we received a LEED Platinum rating (highest level) from Indian Green Building Council for our second building in Thiruvananthapuram for its sustainable features. Additionally we received the GRIHA 5-star (highest level) green building rating from the Ministry of New and Renewable Energy for two of our buildings in Chennai and Hyderabad. We were the only company this year to get the GRIHA 5-star rating for two of our buildings.

About two million sq. ft. of our buildings have received the highest ratings for green buildings in India (LEED Platinum and GRIHA 5-star) and another four million sq. ft. of our new buildings are in various stages of green certification.

This year, we have reduced our per capita energy consumption by 11%. We have been able to do this through integrated design principles applied to our new buildings, retrofitting our existing buildings and optimizing operations. Over the past two years, we have started to re-engineer our air conditioning plants to the highest efficiency levels and we have achieved a reduction of 7.2 MW in the connected load.

We are using over 50 million units of green power annually with a combination of onsite and offsite green sources. We have an installed solar power plant capacity of 500 kW, and an additional 400 kW is being installed.

We have a comprehensive water conservation strategy which encompasses rainwater harvesting, use of water efficient fixtures for our buildings, and 100% recycling of waste water. This year, we have reduced our per capita water consumption by about 14%. We have commissioned our first biogas plant in the Mysore campus to process food waste from the food courts and generate biogas that is being used in the food court kitchens.

For details on our sustainability initiatives, visit *www.infosys.com*

IT infrastructure

Our operations are less energy-intensive than those in the manufacturing sector. However, we have taken significant measures to reduce IT infrastructure's energy consumption by adopting a multi-pronged strategy. Our Green IT strategy covers equipment from end-point fabric to those in data centers and server rooms. It also employs a full life-cycle approach by covering the entire gamut from procurement to e-waste disposal of IT equipment. Energy efficiency is one of our key architecting parameters, along with performance, scalability, security and availability. This, coupled with the advantage of performance improvements and energy efficiency of the latest equipment deployed as per our technology refresh cycle, directly contributes to optimized energy consumption.

We have deployed optimized desktop power management configuration and tools designed to schedule the shutdown of desktops. 'Terminator', a home grown tool, reminds users to switch-off their computer after working hours and automatically shuts down the machine after a pre-defined time. About 96% of total desktops powered-on on a given day are being shut down post working hours, out of which around 8% of desktops are shut down by 'Terminator'. Also, in line with our technology refresh cycle, we have replaced around 11,000 old desktops with new power-efficient ones this year.

Continuing adoption of latest technology concepts like virtualization, consolidation and cloud, to reduce physical footprint of servers, we have further expanded our internal private cloud capacity. 'MyCloud' used for software development and testing purposes now has a capacity of around 6,000 virtual machines. Around 27% of instances provisioned on MyCloud this year were catered out of released virtual machines, facilitating a seamless reuse.

Further, deploying the next round of virtualization and consolidation of network attached storage (NAS) filers, around 39% of NAS filers have been virtualized this year. This has reduced the power demand of NAS boxes by around 29%. In addition, we have deployed tools that automatically check and shut down idle, project-specific servers yielding power savings.

Data centers and sever rooms, being large consumers of energy in an IT landscape, have been standardized using an eco-friendly room design which incorporates power and cooling best practices. Taking forward our efforts in restructuring the existing data centers and server rooms, we have revamped and released around 750 sq. ft. of server room / lab space this year. Also, using hot-cold isle separation and custom-made cages for consolidation of racks, we have optimized air conditioning usage.

Video and Audio Conferencing (VC and AC) usage has increased steadily this year too, indirectly cutting down the travel requirements and hence, the carbon footprint. We have doubled the VC capacity and have rolled out a new plug-in for self-booking. This has resulted in an increase of VC usage of around 62% year-on-year. On the other hand, AC usage has increased by around 40% year-on-year.

Research and Development (R&D)

The following are our R&D highlights for fiscal 2013:

- Infosys Labs collaborated with University of Illinois, Urbana-Champaign in dependable cloud computing to develop techniques and validation tools for high assurance cloud computing test bed.
- We signed a joint research agreement with National ICT Australia (NICTA) to partner in innovation.
- We signed an MoU with Queen's University Belfast to establish a research, education and commercialization model, to develop solutions and IP for combatting cyber security threats.
- The official publication of the *Association for the Advancement of AI* (AAAI, Spring 2012 issue) includes a detailed report on the first AAAI workshop on Activity Context Representation organized by Infosys Labs.
- Infosys Labs was invited to hold the Activity Context-Aware System Architecture Workshop at International Joint Conference on Artificial Intelligence 2013 in Beijing.
- We had a major presence in the Service Research and Innovation Institute (SRII) conference held at San Jose in July 2012.
- We played a vital role in hosting the SRII Conference 2012 at Infosys Mysore. Infoscions presented five papers and one tutorial and participated in Big Data and EU-India panels. A paper on *Cloud-based next generation service and key challenges* was awarded the best paper at SRII India conference, Mysore.
- Our researchers actively participated in the sixth edition of Indian Software Engineering Conference (ISEC 2013).

- Several high profile events and lectures by eminent researchers were conducted at Infosys. These included:
  - IP Lecture Series by Prof. Srividhya Raghavan from the University of Oklahoma
  - 'Medical research and information technology', a talk by Dr. Phyllis M. Wise, Vice President and Chancellor, University of Illinois at Urbana-Champaign
  - 'The Usefulness of Seemingly Useless Knowledge', a talk by Dr. Helga Nowotny, President of the European Research Council
  - 'When and How Can We Compute Approximate Solutions to Intractable Problems', a talk by Dr. Sanjeev Arora, Professor at Princeton University
  - 'Data, Learning and Automation', a talk by Hugh Durrant-Whyte, CEO NICTA
- We have set up a Non-Functional Requirement Lab and a Mobility Lab as part of our product R&D investments.

Product Research and Development Center

The Product Research and Development Center was set up to accelerate design and development of our offerings through cutting-edge engineering innovation. The Center continues to:

- Develop products and platforms to cater to next generation market needs driven by global mega trends, including digital consumers, emerging economies, new commerce and healthcare
- Create Intellectual Properties (IP) around Infosys products and platforms, leveraging technologies in the areas of cloud computing, mobility, analytics and social media
- Pioneer unique approaches to accelerate innovation, enhance product architecture and shorten release cycles

Education and Research

The e-commerce Research Lab of the E&R unit continues to focus on the areas of:

- Application of game theory and mechanism design to carbon economics and IT services, and computational sustainability
- Machine learning and image processing related to face detection, face recognition, image clustering, and virtual applications of image processing
- Data mining, Big Data aspects of large data clustering and classification, and agent-mining interaction
- Social Media analysis
- Evolutionary computation and genetic algorithms
- Econometric modeling
- Distributed and cloud computing
- Supply chain management and robust optimization
- Software architecture
- Education technology

'Biologically Inspired computing' is an upcoming field of research where we are working on new computing paradigms like peptide computing modeling. We are working with modeling of cognition and emotion with the objective of building more intelligent systems.

Research and development expenditure

The R&D centers of the Company (Finacle and Infosys Labs) located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Pune, Hyderabad, Mysore and Thiruvananthapuram have been accorded approval for weighted deduction by the Department of Scientific and Industrial Research (DSIR) effective November 23, 2011.

The eligible R&D revenue and capital expenditure are ₹247 crore and ₹3 crore for the year ended March 31,2013 and ₹75 crore towards revenue expenditure for the year ended March 31, 2012. The overall R&D expenditure for fiscal 2013 and 2012 is as follows:

in ₹ crore

	2013	2012
Revenue expenditure	907	655
Capital expenditure	6	5
Total	913	660
R&D expenditure / total revenue (%)	2.5%	2.1%

Future plan of action

We will continue to focus on and collaborate with leading national and international universities, product vendors and technology start-up companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific.

These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency

in ₹ crore

	2013	2012
Earnings	36,107	31,187
Expenditure	17,144	13,532
Net foreign exchange earnings (NFE)	18,963	17,655
NFE / Earnings (%)	52.5%	56.6%

for and on behalf of the Board of Directors

S. D. Shibulal
Chief Executive Officer and Managing Director

S. Gopalakrishnan
Executive Co-Chairman of the Board

Bangalore
April 12, 2013

b) Auditors' certificate on corporate governance

The Members of Infosys Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Limited ('the Company'), for the year ended 31 March, 2013, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W



Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
April 12, 2013

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹ crore

Subsidiary	Financial period ended	Holding company's interest as at March 31, 2013	Shares held by the holding company in the subsidiary	Net aggregate profits / (losses) for the current period [1]		Net aggregate profits / (losses) for previous financial years [1]	
				Dealt with or provided	Not dealt with or provided	Dealt with or provided	Not dealt with or provided
Infosys Technologies (Australia) Pty. Limited [2]	Mar 31, 2013	100.00% in equity shares	1,01,08,869 shares of AUD 0.11 par value, fully paid up	–	2	–	494
Infosys Technologies (China) Co. Limited	Dec 31, 2012	100.00% in capital	NA	–	(10)	–	25
Infosys Technologies S. de R. L. de C. V.	Dec 31, 2012	100.00% in capital	17,49,99,990 equity shares of MXN 1 par value, fully paid up	–	(2)	–	(5)
Infosys BPO Limited	Mar 31, 2013	99.98% in equity shares	3,38,22,319 equity shares of ₹ 10 par value, fully paid up	–	428	–	1,386
Infosys BPO s.r.o. [3]	Mar 31, 2013	99.98% in equity shares	NA	–	(3)	–	26
Infosys BPO (Poland) Sp.Z.o.o [3]	Mar 31, 2013	99.98% in equity shares	NA	–	49	–	77
Infosys Technologies (Sweden) AB	Dec 31, 2012	100.00% in equity shares	1,000 equity shares of SEK 100 par value, fully paid up	–	–	–	1
Infosys Tecnologia do Brasil Ltda	Dec 31, 2012	100.00% in equity shares	4,00,00,000 equity shares of BRL 1 par value, fully paid up	–	(17)	–	(34)
Infosys Consulting India Limited	Mar 31, 2013	100.00% in equity shares	10,00,000 equity shares of ₹ 10 par value, fully paid up	–	1	–	5
Infosys Public Services Inc.	Mar 31, 2013	100.00% in equity shares	1,00,00,000 equity shares of US $0.50 par value, fully paid up	–	(10)	–	(5)
McCamish Systems LLC [3]	Mar 31, 2013	99.98% in equity shares	NA	–	(16)	–	(62)
Infosys Technologies (Shanghai) Co. Limited	Dec 31, 2012	100.00% in capital	NA	–	(16)	–	(5)
Portland Group Pty. Limited [3]	Mar 31, 2013	99.98% in equity shares	NA	–	(4)	–	(1)
Portland Procurement Services Pty. Limited [3]	Mar 31, 2013	99.98% in equity shares	NA	–	4	–	–
Lodestone Holding AG [4]	Dec 31, 2012	100% in shares	2,800 – Class A Shares of CHF 1,000 each and 26,710 – Class B Shares of CHF 100 each, fully paid up	–	(3)	–	–
Lodestone Management Consultants GmbH [5]	Dec 31, 2012	100% in shares	NA	–	–	–	–
Lodestone Management Consultants Pty. Limited [5]	Dec 31, 2012	100% in shares	NA	–	(8)	–	–
Lodestone Management Consultants (Belgium) S.A. [5][6]	Dec 31, 2012	99.90% in shares	NA	–	(1)	–	–
Lodestone Management Consultants Ltda. [5][6]	Dec 31, 2012	99.99% in shares	NA	–	(12)	–	–
Lodestone Management Consultants (Canada) Inc. [5]	Dec 31, 2012	100% in shares	NA	–	–	–	–
Lodestone Management Consultants AG [5]	Dec 31, 2012	100% in shares	NA	–	4	–	–
Lodestone Augmentis AG [5]	Dec 31, 2012	100% in shares	NA	–	–	–	–

Subsidiary	Financial period ended	Holding company's interest as at March 31, 2013	Shares held by the holding company in the subsidiary	Net aggregate profits / (losses) for the current period [1]		Net aggregate profits / (losses) for previous financial years [1]	
				Dealt with or provided	Not dealt with or provided	Dealt with or provided	Not dealt with or provided
Hafner Bauer & Ödman GmbH [5]	Dec 31, 2012	100% in shares	NA	–	–	–	–
Lodestone Management Consultants China Co., Ltd. [5]	Dec 31, 2012	100% in shares	NA	–	(2)	–	–
Lodestone Management Consultants s.r.o. [5]	Dec 31, 2012	100% in shares	NA	–	–	–	–
Lodestone Management Consultants GmbH [5]	Dec 31, 2012	100% in shares	NA	–	6	–	–
Lodestone Management Consultants SAS [5]	Dec 31, 2012	100% in shares	NA	–	1	–	–
Lodestone Management Consultants Ltd. [5]	Dec 31, 2012	100% in shares	NA	–	(1)	–	–
Lodestone Management Consultants B.V. [5]	Dec 31, 2012	100% in shares	NA	–	1	–	–
Lodestone Management Consultants sp. z.o.o. [5]	Dec 31, 2012	100% in shares	NA	–	(1)	–	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. [5]	Dec 31, 2012	100% in shares	NA	–	(2)	–	–
S.C. Lodestone Management Consultants S.R.L. [5]	Dec 31, 2012	100% in shares	NA	–	–	–	–
Lodestone Management Consultants Pte Ltd. [5]	Dec 31, 2012	100% in shares	NA	–	(1)	–	–
Lodestone Management Consultants Inc. [5]	Dec 31, 2012	100% in shares	NA	–	4	–	–
Lodestone Management Consultants S.R.L [5][7]	NA	100% in shares	NA	–	–	–	–

Notes: 1. The above details are as on March 31, 2013

2. During the year, the Company received a dividend of ₹ 83 crore (AUD 15 million) from its wholly-owned subsidiary Infosys Technologies (Australia) Pty. Limited

[1] *Net aggregate profits / (losses) of the subsidiary so for as it concerns the members of the holding company*

[2] *On July 4, 2012 the Board of Directors of Infosys Australia, have passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012. Infosys Australia is currently being liquidated*

[3] *Wholly-owned subsidiary of Infosys BPO Limited*

[4] *On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG*

[5] *Wholly-owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012*

[6] *Majority-owned and controlled subsidiaries*

[7] *Incorporated effective January 10, 2013*

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

Deepak M. Satwalekar
Director

Dr. Omkar Goswami
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

R. Seshasayee
Director

Ann M. Fudge
Director

Ravi Venkatesan
Director

Srinath Batni
Director

V. Balakrishnan
Director

Bangalore
April 12, 2013

Ashok Vemuri
Director

B. G. Srinivas
Director

Rajiv Bansal
Chief Financial Officer

N. R. Ravikrishnan
Company Secretary

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹ crore except employee data

Subsidiary	Exchange rate as at March 31, 2013	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments			Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	No. of Employees
							Long-term	Current	Total					
Infosys Technologies (Australia) Pty. Limited [1][2]	1 AUD = ₹56.63	4	35	–	46	46	–	–	–	2	6	4	2	–
Infosys Technologies (China) Co. Limited	1 RMB = ₹8.75	107	40	–	213	213	–	–	–	569	(19)	(9)	(10)	3,073
Infosys Technologies S. de R. L. de C. V.	1 MXN = ₹4.40	65	5	–	87	87	–	–	–	164	3	5	(2)	797
Infosys BPO Limited	INR	34	1,839	–	2,447	2447	579	151	730	1831	554	126	428	21,875
Infosys BPO s.r.o. [3]	1 CZK = ₹2.70	3	27	6	54	54	–	–	–	87	(3)	–	(3)	540
Infosys BPO (Poland) Sp.Z.o.o [3]	1 PLN = ₹16.64	4	170	–	227	227	–	–	–	265	61	12	49	1,629
Infosys Technologies (Sweden) AB	1 SEK = ₹8.33	–	1	–	2	2	–	–	–	6	–	–	–	4
Infosys Tecnologia do Brasil Ltda	1 BRL = ₹27.02	109	(51)	–	84	84	–	–	–	128	(17)	–	(17)	393
Infosys Consulting India Limited	INR	1	6	–	13	13	–	7	7	–	1	–	1	–
Infosys Public Services Inc.	1 USD = ₹54.29	23	(13)	68	362	362	–	–	–	602	(10)	–	(10)	182
McCamish Systems LLC [3]	1 USD = ₹54.29	164	(163)	22	191	191	–	–	–	261	(16)	–	(16)	439
Infosys Technologies (Shanghai) Co. Limited	1 RMB = ₹8.75	231	5	–	268	268	–	–	–	1	(12)	4	(16)	17
Portland Group Pty. Limited [3]	1 AUD = ₹56.63	18	12	–	123	123	35	–	35	172	(7)	(3)	(4)	151
Portland Procurement Services Pty. Limited [3]	1 AUD = ₹56.63	17	25	–	51	51	–	–	–	10	2	(2)	4	–
Lodestone Holding AG [4]	1 CHF = ₹57.00	37	66	116	219	219	38	–	–	–	(3)	–	(3)	–
Lodestone Management Consultants GmbH [5]	1 EUR = ₹69.50	1	(1)	2	1	1	–	–	–	2	–	–	–	3
Lodestone Management Consultants Pty. Limited [5]	1 AUD = ₹56.63	–	(25)	45	35	35	–	–	–	20	(11)	(3)	(8)	45
Lodestone Management Consultants (Belgium) S.A. [5][6]	1 EUR = ₹69.50	4	–	6	46	46	–	–	–	22	(1)	–	(1)	35
Lodestone Management Consultants Ltda. [5][6]	1 BRL = ₹27.02	–	(19)	39	29	29	–	–	–	13	(18)	(6)	(12)	68
Lodestone Management Consultants (Canada) Inc. [5]	1 CAD = ₹53.44	1	–	–	2	2	–	–	–	2	–	–	–	2
Lodestone Management Consultants AG [5]	1 CHF = ₹57.00	1	41	–	184	184	1	–	1	256	9	5	4	222
Lodestone Augmentis AG [5]	1 CHF = ₹57.00	1	–	–	1	1	–	–	–	1	–	–	–	2
Hafner Bauer & Ödman GmbH [5]	1 CHF = ₹57.00	–	–	–	–	–	–	–	–	–	–	–	–	–
Lodestone Management Consultants China Co., Ltd. [5]	1 RMB = ₹8.75	12	(7)	–	9	9	–	–	–	12	(3)	(1)	(2)	68
Lodestone Management Consultants s.r.o. [5]	1 CZK = ₹2.70	–	–	–	2	2	–	–	–	3	–	–	–	10

Subsidiary	Exchange rate as at March 31, 2013	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments			Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	No. of Employees
							Long-term	Current	Total					
Lodestone Management Consultants GmbH [5]	1 EUR = ₹69.50	1	32	–	119	119	–	–	–	188	8	2	6	232
Lodestone Management Consultants SAS [5]	1 EUR = ₹69.50	1	(2)	–	5	5	–	–	–	8	1	–	1	9
Lodestone Management Consultants Ltd. [5]	1 GBP = ₹82.23	1	(10)	13	70	70	–	–	–	123	(5)	(4)	(1)	306
Lodestone Management Consultants B.V. [5]	1 EUR = ₹69.50	1	(2)	5	9	9	–	–	–	11	1	–	1	9
Lodestone Management Consultants sp. z.o.o. [5]	1 PLN = ₹16.64	3	(3)	–	7	7	–	–	–	15	(1)	–	(1)	73
Lodestone Management Consultants Portugal, Unipessoal, Lda. [5]	1 EUR = ₹69.50	5	(4)	–	4	4	–	–	–	7	(2)	–	(2)	26
S.C. Lodestone Management Consultants S.R.L. [5]	1 RON = ₹15.76	2	(1)	–	3	3	–	–	–	5	–	–	–	17
Lodestone Management Consultants Pte Ltd. [5]	1 SGD = ₹43.72	–	(21)	31	16	16	–	–	–	9	(1)	–	(1)	26
Lodestone Management Consultants Inc. [5]	1 USD = ₹54.29	1	(13)	34	41	41	–	–	–	53	4	–	4	38
Lodestone Management Consultants S.R.L [5][7]	1 ARS = ₹10.62	–	–	–	–	–	–	–	–	–	–	–	–	–

Notes: 1. *Proposed dividend from other subsidiaries is nil.*

2. *The above details are as at March 31, 2013. Information on subsidiaries is provided in compliance with General Circular no 2/2011 dated February 8, 2011 issued by the Ministry of Corporate Affairs, Government of India. We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at our registered office in Bangalore, India. The same will also be available on our website, www.infosys.com*

[1] *During the year, the Company received a dividend of ₹83 crore (AUD 15 million) from its wholly-owned subsidiary Infosys Technologies (Australia) Pty. Limited*

[2] *On July 4, 2012 the Board of Directors of Infosys Australia, have passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012. Infosys Australia is currently being Liquidated*

[3] *Wholly-owned subsidiary of Infosys BPO Limited*

[4] *On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG*

[5] *Wholly-owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012*

[6] *Majority-owned and controlled subsidiaries*

[7] *Incorporated effective January 10, 2013*

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

Deepak M. Satwalekar
Director

Dr. Omkar Goswami
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

R. Seshasayee
Director

Ann M. Fudge
Director

Ravi Venkatesan
Director

Srinath Batni
Director

V. Balakrishnan
Director

Bangalore
April 12, 2013

Ashok Vemuri
Director

B. G. Srinivas
Director

Rajiv Bansal
Chief Financial Officer

N. R. Ravikrishnan
Company Secretary

Management's discussion and analysis

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (SEBI) and the Generally Accepted Accounting Principles (GAAP) in India. Our Management accepts responsibility for the integrity and objectivity of these financial statements, as well as for the various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profits and cash flows for the year.

I Industry structure and developments

Changing economic and business conditions, evolving consumer preferences, rapid technological innovation and adoption and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Companies in this environment are now focusing even more on their core business objectives, such as revenue growth, profitability and asset efficiency.

Technology has evolved from merely driving cost efficiency. It is now also driving tangible business value. The ability to define, design, develop, implement and maintain advanced technology platforms and business solutions to address business needs has become a competitive advantage and a priority for corporations worldwide.

As a result, there is an increasing need for highly-skilled professionals in the market to help corporations transform their business, optimize operations and drive innovation by leveraging technology. At the same time, enterprises are reluctant to expand their internal IT departments and increase costs. These factors have led to the increased reliance of corporations on their outsourcing providers and are expected to continue to drive future growth for outsourced technology services.

1. Increasing trend towards offshore technology services

Corporations are increasingly turning to offshore service providers to meet their need for higher quality and cost-competitive technology solutions. As a result, offshore service providers have become critical to the operations of many enterprises and these service providers continue to grow in recognition and sophistication. In view of this, the addressable market for offshore technology services has expanded.

2. The India advantage

India is widely recognized as the premier destination for offshore technology services. According to the *NASSCOM Performance Review 2013*, IT-BPM exports (IT services and Business Process Management) from India are estimated to grow in fiscal 2014 by 12-14%, to US $85–87 billion. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

3. Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely, or on a standalone, project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs and as failing to leverage technology service providers' full range of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

4. Global Delivery Model

Our Global Delivery Model allows us to take work to the location where the best talent is available and where it makes the best economic sense with the least amount of acceptable risk. Our Global Delivery Model enables us to derive maximum benefit from :

- Our large pool of highly-skilled technology professionals
- 24-hour execution capabilities across multiple time zones
- The ability to accelerate delivery times of large projects by simultaneously processing project components
- The cost competitiveness across geographic regions
- The built-in redundancy to ensure uninterrupted services, and
- A knowledge management system that enables us to reuse solutions where appropriate.

In a typical offshore development project, we assign a team of our technology professionals to visit a client's site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client's site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client's site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client's systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project, regardless of their geographical location.

We have successfully executed projects at all of our global development centers. We have 87 global development centers, of which 32 are located in India, 17 are in North and South America, 22 are in the Asia-Pacific region and 16 are in Europe. Our largest development centers are located in India. Approximately 71.5% of the total billed person months for our services rendered during fiscal 2013 originated from our global development centers in India, with the balance efforts being rendered at client sites and our global development centers located outside India.

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communications needs, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links connecting our global development centers. Internationally, we rely on multiple links on submarine cable paths provided by various service providers to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients.

II Financial condition

Sources of funds

1. Share capital

At present, we have only one class of shares – equity shares of par value ₹5/- each. Our authorized share capital is ₹300 crore, divided into 60 crore equity shares of ₹5/- each. The issued, subscribed and paid up capital stood at ₹287 crore as at March 31, 2013 (same as the previous year).

During the year, employees exercised 6,165 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 6,165. The details of options granted, outstanding and vested as at March 31, 2013, are provided in the *Notes to the consolidated financial statements* section in the Annual Report.

2. Reserves and surplus

Capital reserve

The balance as at March 31, 2013 amounted to ₹54 crore, same as the previous year.

Securities premium

The addition to the securities premium account of ₹1 crore during the year is on account of premium received on issue of 6,165 equity shares, on exercise of options under the 1999 Stock Option Plan.

General reserves

An amount of ₹911 crore representing 10% of the net profit for the year ended March 31, 2013 (previous year ₹847 crore) was transferred to the general reserves account from the Statement of Profit and Loss.

Statement of Profit and Loss

The balance retained in the Statement of Profit and Loss as at March 31, 2013 is ₹25,383 crore, after providing the interim and final dividend for the year of ₹862 crore and ₹1,550 crore, respectively; and dividend tax of ₹403 crore thereon. The total amount of profits appropriated to dividend including dividend tax was ₹2,815 crore, as compared to ₹3,137 crore in the previous year.

On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc., became effective on January 12, 2012. Consequent to this, there was a reduction of ₹84 crore in the Statement of Profit and Loss of previous year.

Shareholder funds

The total shareholder funds increased to ₹36,059 crore as at March 31, 2013 from ₹29,757 crore as at March 31, 2012.

The book value per share increased to ₹627.95 as at March 31, 2013, compared to ₹518.21 as at March 31, 2012.

Application of funds

3. Fixed assets

Capital expenditure

We incurred a capital expenditure of ₹1,847 crore (₹1,296 crore in the previous year) comprising additions to gross block of ₹1,422 crore for the year ended March 31, 2013. The entire capital expenditure was funded out of internal accruals.

Additions to gross block

During the year, we capitalized ₹1,422 crore to our gross block comprising ₹640 crore for investment in computer equipment, ₹30 crore on Intellectual Property rights, ₹1 crore on vehicles and the balance of ₹751 crore on infrastructure investments. We invested ₹145 crore to acquire 119.35 acres of land in Bangalore, Mysore, Thiruvananthapuram and Hubli. The expenditure on buildings, plant and machinery, office equipment and, furniture and fixtures, were ₹326 crore, ₹114 crore, ₹58 crore and ₹108 crore, respectively for the year.

During the previous year, we capitalized ₹807 crore to our gross block, including investments in computer equipment of ₹245 crore (includes computer equipment having gross book value of ₹10 crore transferred from Infosys Consulting Inc., on its termination), ₹17 crore on Intellectual Property rights, ₹543 crore on infrastructure investments and ₹2 crore on vehicles. We invested ₹158 crore to acquire 371 acres of land in Bangalore, Bhubaneswar, Mangalore, Nagpur and Indore.

Deductions to gross block

During the year, we deducted ₹521 crore (net book value of ₹nil) from the gross block on retirement of assets and ₹14 crore on disposal of various assets. During the previous year, we retired / transferred various assets with a gross block of ₹559 crore (net book value of ₹nil) and ₹9 crore on disposal of various assets.

Capital expenditure commitments

We have a capital expenditure commitment of ₹1,139 crore, as at March 31, 2013 as compared to ₹949 crore as at March 31, 2012.

4. Investments

We made several strategic investments during the past years aimed at procuring business benefits and operational efficiency.

Majority-owned subsidiary

Infosys BPO Limited

We established Infosys BPO Limited as a majority-owned and controlled subsidiary on April 3, 2002, to provide BPM services. Infosys BPO seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes.

On January 4, 2012, Infosys BPO acquired 100% of voting interest in Portland Group Pty. Limited, a leading strategic sourcing and category management services provider based in Sydney, Australia for a cash consideration of ₹200 crore.

Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of ₹608 crore.

Wholly-owned subsidiaries

During the year, we invested in our subsidiaries, for the purpose of operations and expansion, as follows:

Subsidiary	In foreign currency	₹ crore
Infosys Technologies S. de R.L. de C.V., Mexico	MXN 25 million	11
Infosys Tecnologia do Brasil Ltda	BRL 18 million	49
Infosys Technologies (Shanghai) Co. Limited	USD 26 million	141
Lodestone Holding AG	CHF 207.35 million	1,187

Please refer statement pursuant to Section 212 of the Companies Act, 1956 for the summary financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, *www.infosys.com*

During the year, the assets and liabilities of Infosys Australia were transferred to the Company.

5. Deferred tax assets / liabilities

We recorded deferred tax assets of ₹640 crore as at March 31, 2013 (₹459 crore as at March 31, 2012) and deferred tax liability of ₹318 crore as at March 31, 2013 (₹270 crore as at March 31, 2012).

Deferred tax assets primarily comprises of deferred taxes on fixed assets, unavailed leave, trade receivables, and other provisions which are not tax deductible in the current year.

The movement in deferred tax liabilities is on account of the increase in provision for branch profit tax for our overseas branches.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

6. Trade receivables

Trade receivables amounted to ₹6,365 crore (net of provision for doubtful debts amounting to ₹85 crore) as at March 31, 2013, compared to ₹5,404 crore (net of provision for doubtful debts amounting to ₹80 crore) as at March 31, 2012. These debts are considered good and realizable. Debtors are at 17.3% of revenues for the year ended March 31, 2013, same as the previous year, representing a Days Sales Outstanding of 63 days, same as in the previous year. The age profile of debtors is as follows:

in %

Days	2013	2012
0 – 30	56.5	56.6
31 – 60	33.1	31.3
61 – 90	4.4	2.3
Above 90	6.0	9.8
	100.0	100.0

Provisions are generally made for all debtors' outstanding for more than 180 days as also for others, depending on the Management's perception of the risk. The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors that could affect the customer's ability to settle. The movement in provisions for doubtful debts during the year is as follows:

in ₹ crore

	2013	2012
Opening balance	80	83
Add: Amount provided	28	59
Less: Amount written-off	23	62
Closing balance	85	80

Provision for bad and doubtful debts as a percentage of revenue is 0.08% for the year ended March 31, 2013, as against 0.19% for the year ended March 31, 2012. The unbilled revenues as at March 31, 2013 and March 31, 2012, amounted to ₹2,217 crore and ₹1,766 crore, respectively.

7. Cash and cash equivalents

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project related expenditure overseas.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits.

Our treasury policy calls for investing cash surplus in a combination of instruments. (a) Deposits in highly-rated scheduled banks and financial institutions (b) Debt mutual funds (c) Tax free bonds in highly-rated and Government-backed entities (d) Certificate of deposits, Commercial paper or any other similar instrument issued by highly-rated banks and financial institutions.

8. Loans and advances

in ₹ crore

	2013	2012
Loans to subsidiaries	184	–
Pre-paid expenses	65	53
Interest accrued but not due	91	31
For supply of goods and services	46	20
Withholding and other taxes receivable	732	654
Others	12	14
Capital advances	439	433
Unbilled revenues	2,217	1,766
Advance income tax	1,019	929
Loans and advances to employees	193	144
Electricity and other deposits	59	61
Rental deposits	52	28
Restricted deposits [(1)]	724	461
Mark-to-market gain on forward and options contracts	88	–
Total	5,921	4,594

[(1)] *An amount of ₹724 crore (₹461 crore as at March 31, 2012) deposited with the Life Insurance Corporation of India to settle leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and hence not considered as 'cash and cash equivalents'.*

Loans to subsidiaries comprised of ₹116 crore to Lodestone Holding AG and ₹68 crore to Infosys Public Services Inc.

The withholding and other taxes receivable represents transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Unbilled revenues consist primarily of costs and earnings in excess of billings to the client on fixed-price, fixed-timeframe, and time-and-material contracts.

Capital advances represent amount paid in advance on capital expenditure.

The details of advance income taxes are as follows:

in ₹ crore

	2013	2012
Domestic tax	1,018	925
Overseas tax	1	4
Total	1,019	929

Our loan schemes provide for personal loans and salary advances that are provided primarily to employees in India who are not executive officers or directors. The loans and advances are recoverable within 24 months.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. Rent deposits are for buildings taken on lease by us for our software development centers and marketing offices located across the world.

9. Liabilities

in ₹ crore

	2013	2012
Trade payables	178	68
Accrued salaries and benefits	468	447
Other liabilities		
Provision for expenses	914	824
Retention monies	69	42
Withholding and other taxes	587	454
Gratuity obligations – unamortized amount	15	18
Rental deposit from subsidiaries	27	7
Payable for acquisition of business	82	–
Others	36	31
Advances received from clients	20	14

	2013	2012
Mark-to-market loss on forward and option contracts	–	28
Unearned revenue	726	519
Unclaimed dividend	3	2
Total	3,125	2,454

Liabilities for accrued salaries and benefits include the provision for bonus and incentive payable to the staff. Provision for expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate and the same will be paid in due course.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight line basis to the Statement of Profit and Loss over 10 years, representing the average future service period of employees. An amount of ₹3 crore was amortized during the year. The unamortized balance as at March 31, 2013 was ₹15 crore.

Payable for acquisition of business represents deferred consideration, payable to shareholders of Lodestone at the end of three years of acquisition, contingent upon employment for a period of three years and is recognized proportionately.

Advances received from clients represent monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, and fixed-timeframe contracts for which related costs were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in ₹ crore

	2013	2012
Proposed dividend	1,550	1,837
Tax on dividend	263	298
Income taxes	1,274	967
Unavailed leave	502	379
Post-sales client support and warranties	199	123
Total	3,788	3,604

Proposed dividend includes the final dividend recommended. On approval by our shareholders, this will be paid after the Annual General Meeting.

Provisions for taxation represent estimated income tax liabilities, both in India and overseas. Provisions for taxation as at March 31, 2013 is ₹1,274 crore compared to ₹967 crore as at March 31, 2012.

Provisions for unavailed leave is towards our liability for leave encashment valued on an actuarial basis. The provision for post-sales client support and warranties is towards likely expenses for providing post-sales client support on fixed-price contracts.

III Results of operations

The function-wise classification of Statement of Profit and Loss is as follows:

in ₹ crore

	Year ended March 31,			
	2013	%	2012	%
Income from software services and products	36,765	100.0	31,254	100.0
Software development expenses	21,662	58.9	17,835	57.1
Gross profit	15,103	41.1	13,419	42.9
Selling and marketing expenses	1,870	5.1	1,453	4.6
General and administration expenses	2,218	6.0	1,905	6.1
	4,088	11.1	3,358	10.7
Operating profit before depreciation	11,015	30.0	10,061	32.2
Depreciation and amortization	956	2.6	794	2.5
Operating profit	10,059	27.4	9,267	29.7
Other income	2,215	6.0	1,829	5.9
Profit before exceptional item and tax	12,274	33.4	11,096	35.6
Dividend income	83	0.2	578	1.8
Profit before tax	12,357	33.6	11,674	37.4
Tax expense	3,241	8.8	3,204	10.3
Profit after tax and exceptional item	9,116	24.8	8,470	27.1

1. Income

Of the total revenues for the year ended March 31, 2013, approximately 97.7% were derived from our overseas operations whereas 2.3% were derived from our domestic operations, same as the previous year.

Our revenues are generated primarily on fixed-price or fixed-timeframe or time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the proportionate-completion method. On time-and-material contracts, revenue is recognized as the related services rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services by project type is as follows:

in %

	2013	2012
Fixed-price	44.5	41.1
Time-and-material	55.5	58.9
Total	100.0	100.0

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations or at our global development centers, as part of software projects, while offshore revenues are for services which are performed at our software development centers in India.

The segmentation of revenues by location (including product revenue) is as follows:

in %

	2013	2012
Onsite	51.4	50.8
Offshore	48.6	49.2
Total	100.0	100.0

The services performed onsite generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. Therefore, any increase in the onsite effort impacts our margins. The details of effort mix for software services and products in person months are as follows:

in %

	2013	2012
Onsite	26.7	26.8
Offshore	73.3	73.2
Total	100.0	100.0

The details of revenues are as follows:

in ₹ crore

	2013	2012
Income		
Software services	35,163	29,755
Software products	1,602	1,499
Total	36,765	31,254

2. Expenditure

Software development expenses

in ₹ crore

	2013	%	2012	%	Growth %
Revenues	36,765	100.0	31,254	100.0	17.6
Software development expenses:					
Salaries and bonus	17,786	48.4	13,782	44.1	29.1
Technical sub-contractors	1,731	4.7	2,483	7.9	(30.3)
Overseas travel expenses	993	2.7	682	2.2	45.6
Cost of software packages	583	1.6	462	1.5	26.2
Third party items bought for service delivery to clients	149	0.4	162	0.5	(8.0)
Communication expenses	75	0.2	52	0.2	44.2
Post-sales customer support and warranties	79	0.2	60	0.2	31.7
Deferred consideration	85	0.2	–	–	–
Other expenses	181	0.5	152	0.5	19.1
Total	21,662	58.9	17,835	57.1	21.5

We incurred software development expenses at 58.9% of revenues, compared to 57.1% during the previous year. Employee costs relate to salaries paid to employees in India and include overseas staff expenses. The increase in salaries and bonus is primarily due to increase in compensation and addition of employees during the year. During fiscal 2013, we added 22,019 employees (gross) and 1,333 employees (net) as compared to 33,201 employees (gross) and 16,069 employees (net) (excluding movement to and from our subsidiaries) during the previous year.

The utilization rates of billable employees for the years ended March 31, 2013 and March 31, 2012 are as follows:

in %

	2013	2012
Including trainees	69.0	69.6
Excluding trainees	72.6	76.6

The cost of technical sub-contractors includes ₹500 crore towards purchase of services from subsidiaries for the year ended March 31, 2013, as against ₹1,809 crore in the previous year. The details of such related party transactions are available in the *Notes to accounts* section of the Annual Report. The balance amount was utilized toward availing the services of external consultants to augment skill sets required in various projects. We continue to engage the services of these consultants on a need basis.

The overseas travel expenses representing cost of travel overseas for software development constituted approximately 2.7% and 2.2% respectively of total revenue for the years ended March 31, 2013 and March 31, 2012. Overseas travel expenses include visa charges of ₹308 crore (0.8% of revenues) for the year, compared to ₹202 crore (0.6% of revenues) in the previous year.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services and also meet the needs of software development. The cost of software packages was 1.6% and 1.5% respectively of the revenues for the years ending March 31, 2013 and March 31, 2012. Third party items bought for service delivery to clients include software and hardware procured from third parties for resale to clients primarily in India.

A major part of our revenues is generated from offshore software development. We use high-end communication tools in order to establish real-time connections with our clients. The communication expenses represent approximately 0.2% of revenues for both the years ending March 31, 2013 and March 31, 2012. The provision for post-sale customer support and warranties saw a charge of ₹79 crore for fiscal 2013 against the charge of ₹60 crore for fiscal 2012.

Deferred consideration represents compensation payable to shareholders of Lodestone at the end of three years of acquisition contingent upon employment for a period of three years and is recognized proportionately.

Other expenses representing staff welfare, computer maintenance, consumables and rent approximate to 0.5% of revenues during the year (same as the previous year).

Gratuity

During the year, the Company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of ₹69 crore for the year ended March 31, 2013 which has been recognized in the Statement of Profit and Loss.

Gross profit

The gross profit during the year was ₹15,103 crore representing 41.1% of revenues compared to ₹13,419 crore representing 42.9% of revenues in the previous year.

Selling and marketing expenses

We incurred selling and marketing expenses at 5.1% of our total revenues, compared to 4.6% in the previous year. Selling and marketing expenses primarily consist of employee costs which include bonus payment. All other expenses excluding the employee cost were 1.1% of revenues during the year as compared to 1.0% in the previous year. The number of sales and marketing personnel increased from 1,020 as at March 31, 2012 to 1,152 as at March 31, 2013. We and our subsidiaries added 235 new clients as compared to 172 in the previous year.

General and administration expenses

We incurred general and administration expenses amounting to 6.0% and 6.1% of our total revenues, during the current year and previous year, respectively. All other expenses excluding the employee cost were 4.3% of revenues during the year as compared to 4.4% in the previous year. Employee costs increased as the number of administration personnel increased from 5,389 as at March 31, 2012 to 6,204 as at March 31, 2013.

3. Operating profits

We earned an operating profit (PBIDTA) of ₹11,015 crore, representing 30.0% of total revenues compared to ₹10,061 crore, representing 32.2% of total revenues, during the previous year.

4. Depreciation

We provided ₹956 crore and ₹794 crore towards depreciation for the years ended March 31, 2013 and March 31, 2012 representing 2.6% and 2.5% of total revenues. The depreciation for the years ended March 31, 2013 and March 31, 2012 includes an amount of ₹48 crore and ₹41 crore, toward 100% depreciation on assets costing less than ₹5,000 each.

5. Other income, net

Our treasury policy calls for investing cash surplus in a combination of instruments. (a) Deposits in highly-rated scheduled banks and financial institutions (b) Debt mutual funds (c) Tax free bonds in highly-rated and Government backed entities (d) Certificate of deposits, Commercial paper or any other similar instrument issued by highly-rated banks and financial institutions. The increase in interest income during the year was on account of higher cash generation in the business and higher average cash surplus.

We use foreign exchange forward contracts and option contracts to hedge our exposure to movements in foreign exchange rates.

Foreign exchange gains / (losses) include transaction and translation gain of ₹189 crore and ₹344 crore for the years ended March 31, 2013 and March 31, 2012, respectively and forward / option contracts gain of ₹68 crore and a loss of ₹263 crore for the years ended March 31, 2013 and March 31, 2012, respectively.

The composition of currency-wise revenues for the years ended March 31, 2013 and March 31, 2012 is as follows:

in %

Currency	2013	2012
U.S. dollar (USD)	72.1	72.9
U.K. Pound (GBP)	6.0	6.2
Euro (EUR)	8.1	7.6
Australian Dollar (AUD)	8.3	7.6
Others	5.5	5.7
Total	100.0	100.0

6. Sensitivity to rupee movement

Every 1% movement in the Indian rupee against the U.S. dollar has an impact of approximately 40 basis points on the operating margin.

7. Provision for tax

We have provided for our tax liability both in India and overseas. The Indian statutory corporate tax rate for the year ended March 31, 2013 is 32.445%. Export profits for the year were entitled to tax benefits under the SEZ scheme of the Government of India. The Company had also claimed tax benefit under the STP scheme for export profits earned by certain STP units up to the year ended March 31, 2011.

We have our operations both under the Software Technology Park (STP) scheme and Special Economic Zone (SEZ) scheme.

The profits attributable to operations under the STP scheme were exempted from income tax for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2011, whichever was earlier.

For the current year, approximately 23.04% of revenues came from the SEZ at Mahindra City – unit 1, Chennai, Chandigarh SEZ unit, Mangalore SEZ – unit 1 and Pune SEZ – unit 1, which were eligible for deduction based on 50% of the profits of the units, and 10.89% of revenues came from other SEZ units, which were eligible for deduction based on entire profits of these units. The balance 66.07% of revenues came from STP units, which were subject to full tax in India. We pay taxes in various countries in which we operate, on the income that is sourced to those countries.

The effective tax rate decreased to 26.2% in fiscal 2013 as compared to 27.4% in fiscal 2012, mainly on account of tax benefit accrued from research and development for Finacle and Infosys Labs, and reduction in inter-company dividend received from a subsidiary, partially offset by increase in non-operating income.

8. Net profit after tax and exceptional item

Our net profit increased by 7.6% to ₹9,116 crore for the year ended March 31, 2013 from ₹8,470 crore in the previous year. This represents 24.8% and 27.1% of total revenue for the years ended March 31, 2013 and March 31, 2012, respectively.

9. Earnings Per Share (EPS) after exceptional item

Our basic EPS after exceptional item increased by 7.6% during the year to ₹158.76 per share from ₹147.51 per share in the previous year. The outstanding shares used in computing basic EPS increased from 57,41,99,094 for the year ended March 31, 2012 to 57,42,32,838 for the year ended March 31, 2013.

10. Exceptional items

We received dividend of ₹69 crore (net of taxes of ₹14 crore) and ₹484 crore (net of taxes of ₹94 crore) respectively for fiscal 2013 and 2012, from our wholly-owned subsidiary Infosys Australia Pty. Limited and the same is shown as an exceptional item.

11. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology, thereby enabling clients across the globe from various industry segments to enhance business performance. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of clients. The details of income and operating income by industry and geographical segments are provided in this section.

Industry segments

in ₹ crore

	FSI [1]	MFG [2]	ECS [3]	RCL [4]	Total
Segmental revenues					
2013	12,775	7,657	7,506	8,827	36,765
2012	11,172	6,117	6,572	7,393	31,254
Growth %	14.3	25.2	14.2	19.4	17.6
Segmental operating income					
2013	3,976	2,026	2,284	2,729	11,015
2012	3,535	1,926	2,050	2,550	10,061
Growth %	12.5	5.2	11.4	7.0	9.5
Segmental operating profit (%)					
2013	31.1	26.5	30.4	30.9	30.0
2012	31.6	31.5	31.2	34.5	32.2

[1] *Financial Services and Insurance*
[2] *Manufacturing*
[3] *Energy, Utilities, Communications and Services*
[4] *Retail, Consumer Packaged Goods, Logistics and Life Sciences*

Geographical segments

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2013	23,454	8,026	833	4,452	36,765
2012	20,346	6,614	740	3,554	31,254
Growth %	15.3	21.3	12.6	25.3	17.6
Segmental operating income					
2013	6,997	2,344	182	1,492	11,015
2012	6,818	2,123	219	901	10,061
Growth %	2.6	10.4	(16.9)	65.6	9.5
Segmental operating profit (%)					
2013	29.8	29.2	21.8	33.5	30.0
2012	33.5	32.1	29.6	25.4	32.2

12. Liquidity

Our growth has been financed largely through cash generated from operations. The net cash generated from our operations was ₹6,942 crore and ₹5,861 crore for the years ended March 31, 2013 and March 31, 2012, respectively. Net cash provided by / (used in) investing activities was ₹(2,824) crore and ₹659 crore for the years ended March 31, 2013 and March 31, 2012, respectively. Net cash used in financing activities was ₹3,319 crore and ₹2,298 crore for the years ended March 31, 2013 and March 31, 2012, respectively.

13. Related party transactions

These have been discussed in detail in the *Notes to the abridged financial statements* section of this report.

14. Events occurring after the Balance Sheet date

No significant events occurred after the Balance Sheet date.

IV Consolidated financial performance

Our total income increased to ₹40,352 crore from ₹33,734 crore in the previous year, a growth of 19.6%. Our software export revenues aggregated to ₹39,511 crore, up by 19.8% from ₹32,986 crore in the previous year.

Our gross profit amounted to ₹16,173 crore (40.1% of revenue) as against ₹14,863 crore (44.1% of revenue) in the previous year.

Sales and marketing costs were at 5.0% and 5.2% of our revenue for the years ended March 31, 2013 and March 31, 2012, respectively. General and administration expenses were at 6.5% and 7.1% of our revenues during the current year and previous year, respectively.

The Profit before Interest, Depreciation, Taxes and Amortization amounted to ₹11,533 crore (28.6% of revenue) as against ₹10,723 crore (31.8% of revenue) in the previous year. The net profit before exceptional item and tax was ₹12,799 crore (31.7% of revenue) as against ₹11,699 crore (34.7% of revenue) in the previous year.

V Opportunities and threats

1. Our strengths

We believe our competitive strengths include leadership in sophisticated solutions that enable clients to deliver improved business results in addition to optimizing the efficiency of their business, our proven Global Delivery Model, commitment to quality and process execution, strong brand and long-standing client relationships, status as an employer of choice, ability to scale, innovate and lead makes us a competitive player.

2. Our strategy

We seek to further strengthen our position as a leading global consulting and technology company by :

- Strengthening our strategic partnership with our clients
- Increasing our relevance to clients by being able to work in the entire spectrum of their business, and
- Delivering higher business value to clients through the alignment of our structure and offerings to their business objectives.

To achieve these goals, we seek to increase business from existing and new clients, continue to enhance our engagement models and offerings, expand geographically, continue to develop deep industry knowledge, pursue alliances and strategic acquisitions, enhance brand visibility and continue to invest in infrastructure and employees.

3. Our competition

We operate in a highly competitive and rapidly changing market and compete with :

- Consulting firms such as Accenture Limited, Atos Origin S.A., Capgemini S.A., and Deloitte Consulting LLP
- Divisions of large multinational technology firms such as Hewlett-Packard Company and IBM Corporation
- IT outsourcing firms such as Computer Sciences Corporation, and Dell Perot Systems
- Offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited
- Software firms such as Oracle Corporation and SAP AG
- BPO firms such as Genpact Limited, Exl Service Holdings and WNS Global Services
- In-house IT departments of large corporations, and
- Specialty platform and SaaS companies.

For larger projects, we compete with other technology services providers in response to requests for proposals. Clients often cite our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts.

In the future, we expect intensified competition from some of the firms above, and may also experience competition from new companies. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations and from firms in market segments that we have recently entered.

We understand that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business are :

- Attracting and retaining high-quality management, technology professionals, and sales personnel
- Articulating and demonstrating long-term value to potential customers
- Effectively integrating onsite and offshore execution capabilities to deliver high quality, seamless, scalable, cost-effective services
- Increasing the scale and breadth of service offerings to provide one-stop solutions for customer needs
- Keeping pace with ever-changing technology and customer requirements
- Strong and well-recognized brand
- Proven track record of performance excellence and customer satisfaction
- Financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers
- High ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers

We believe we compete favorably with respect to these factors.

VI Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. This section lists our outlook, risks and concerns :

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- We may not be able to sustain our previous profit margins or levels of profitability.
- The economic environment, pricing pressure, and decreased employee utilization rates could negatively impact our revenues and operating results.

- Our revenues are highly dependent on clients primarily located in the U.S. and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the U.S., Europe or those industries, or any other impact on the growth of such industries, may affect our business.
- Currency fluctuations may affect the results or our operations or the value of our ADSs.
- Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Any inability to manage our growth could disrupt our business and reduce our profitability.
- We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.
- Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.
- Legislation in certain countries in which we operate, including the U.S. and the U.K., may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.
- Restrictions on immigration may affect our ability to compete and provide services to clients in the U.S., Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline.
- Our success depends largely on our Management team and key personnel and our ability to attract and retain them.
- Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with clients are singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our increasing work with governmental agencies may expose us to additional risks.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
- Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup our investment costs to develop our software products.
- We may engage in acquisitions, strategic investments / partnerships / alliances or other ventures that may or may not be successful.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and man-made disasters.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
- Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the U.S. against us or our affiliates.
- Holders of ADSs are subject to the SEBI's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- The laws of India do not protect IP rights to the same extent as those of the U.S., and we may be unsuccessful in protecting our IP rights. We may also be subject to third party claims of IP infringement.
- Our ability to acquire companies organized outside India depends on the approval of the Government of India and / or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.

- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
- An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.

VII Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VIII Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in the technology services industry enables us to attract and retain some of the best talent in India.

Human capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver is among the highest in the global technology services industry. We are committed to remain among the industry's leading employers.

As at March 31, 2013, the Group employed approximately 1,56,700 employees, of which approximately 1,47,000 are technology professionals, including trainees. During fiscal 2013, we recorded 6,694 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include recruitment, training and development and compensation.

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only students in India who have consistently shown high levels of achievement. We also selectively recruit students from campuses in the U.S., the U.K., Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2013, we received approximately 3,79,000 employment applications, interviewed 48,123 applicants and extended offers of employment to 27,303 applicants. In fiscal 2013, we added 1,333 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited 5,361 new hires, net of attrition, during fiscal 2013.

Training and development

Competence development of our people continues to be a key area of strategic focus for us. We launched new programs to align with the needs of the Infosys 3.0 strategy. In keeping with the changes in the use of technology in education, we enhanced our technology lead training efforts in multiple areas.

Our flagship industry-academia partnership program, Campus Connect, also launched the technology enabled co-teach program to reach out to students in engineering institutions.

The knowledge management system at Infosys won the Indian Most Admired Knowledge Enterprise (MAKE) award winner for the eighth time. Our researchers continued to demonstrate their thought leadership in several areas through their publications at global conferences and through contributions to book chapters and publications.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our Company performance.

Risk management report

The following section discusses the various dimensions of enterprise risk management in the Company. Readers are cautioned that the risk related information outlined here is not exhaustive and is for information purpose only. The discussion may contain statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are advised to refer to detailed discussion of risk factors and related disclosures in regulatory filings and to exercise their own judgment in assessing risks associated with the Company.

A. Overview

Enterprise Risk Management (ERM) at Infosys encompasses practices relating to identification, assessment, monitoring and mitigation of various risks to key business objectives. ERM at Infosys seeks to both minimize adverse impact of risks on our key business objectives and to enable the company leverage market opportunities effectively. The corporate scorecard enunciates our key business objectives through a set of specific goals to be achieved in the short term and strategic goals aimed at achieving our aspirations in the medium term. Our business objectives typically include goals relating to dimensions such as financial, client and market, Operational excellence and Talent & Leadership. There are linkages between risks and key business objectives. Several risks can impact the achievement of a business objective. Similarly, one risk can impact the achievement of several business objectives.

Further, risk management practices at Infosys seek to sustain and enhance long-term competitive advantage of the company. Risk management is integral to our business model, described as the 'Predictable, Sustainable, Profitable and De-risked' (PSPD) model. Our core values and ethics provide the platform for our risk management practices.

B. Key components of Infosys risk management framework


Key Risk Categories
Strategy
Industry
Operations
Counter-party
Resources
Regulatory Environment
Impact of risk on key business objectives
Dimensions of Key Business Objectives
Financial
Clients and Markets
Operational Excellence
Talent and Leadership
Risk Governance Structure
Board of Directors
Risk Management Committee
Risk Council
Office of Risk Management
Unit Heads
The Infoscion
Key Risk Management Processes
Risk Identification and Assessment
Integration with Strategy and Business Plan
Risk Monitoring and Mitigation
Risk Reporting and Disclosures
Risk Entity Levels
Risk Aggregation
Corporate Level
Business Unit Level
Client Account Level
Project Level
Risk Inheritance

1. Risk management governance structure

Our risk management occurs across the enterprise at various levels. These levels also form the various lines of defense in our risk management. The key roles and responsibilities regarding risk management in the company are as follows:

Level	Key roles and responsibilities
Board of Directors (Board)	• Corporate governance oversight of risk management performed by the Executive Management • Approving key business objectives to be achieved by the company. Ensure that Executive Management focuses on managing risks to those key business objectives • Review the performance of Risk Management Committee

Level	Key roles and responsibilities
Risk Management Committee (RMC)	• Comprises three independent directors – David L. Boyles, *Chairperson* – Dr. Omkar Goswami – R. Seshasayee • Assisting the Board in fulfilling its oversight responsibilities with regard to Enterprise Risk Management. • Reviewing risk management practices and actions deployed by the Executive Management in respect of identification, impact assessment, monitoring, mitigation and reporting of key risks to the achievement of business objectives, as per Infosys risk framework • Reviewing and approving risk related disclosures
Risk Council (RC)	• Comprises Co-Chairman, Chief Executive Officer (CEO) and Chief Financial Officer (CFO) • Responsible for day to day oversight of risk management, including, identification, impact assessment, monitoring, mitigation and reporting • Reviewing enterprise risks to the achievement of business objectives periodically, initiating mitigation actions, identifying owners for mitigation actions and reviewing progress of mitigation actions • Formulation and deployment of risk management policies and procedures • Providing updates to Risk Management Committee and the Board from time to time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Headed by Chief Risk Officer (CRO) • Comprises the network of risk managers from business units and specialist groups • Facilitating the execution of risk management practices in the enterprise, in the areas of risk identification, impact assessment, monitoring, mitigation and reporting • Providing periodic updates to Risk Council and quarterly updates to Risk Management Committee on risks to key business objectives and their mitigation • Working closely with mitigation action owners in deploying mitigation measures and monitoring their effectiveness. • Working closely with internal audit and quality audit teams for identification, monitoring and mitigation of operational risks.
Unit Heads	• Responsible for managing their functions as per the Company's risk management practices • Ensure compliance to policies and procedures laid out by the company in their respective business units • Responsible for managing risks concomitant to the business decisions relating to their unit, span of control or area of operations • Responsible for ensuring effectiveness of risk mitigation actions in their units • Reporting risk events and incidents in a timely manner relating to their unit
The Infoscion	• Adhering to risk management policies and procedures • Implementation of prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

2. Key business objectives

At Infosys, we have a multi-horizon strategy planning process, and we revalidate on an annual basis, the strategic themes and the business objectives for the company. The business objectives span across the four performance dimensions – financial, clients and markets, operational excellence and global talent and leadership, and balance between the short and the medium term. The corporate performance objectives to be achieved during the year are encapsulated in the corporate scorecard which has the performance metrics and targets. The corporate performance is measured, monitored and managed on an on-going basis.

The focus of risk management is to assess risks to the achievement of key business objectives as enunciated in the corporate scorecard and to deploy mitigation measures. The periodic review meetings of Risk Management Committee and Risk Council focus on reviewing risks to the achievement of key business objectives and actions taken to mitigate them.

There are linkages between risks and key business objectives. Several risks can impact the achievement of a business objective. Similarly, one risk can impact the achievement of several business objectives. For example, risks related to slowdown in key economies where we operate, risks relating to our competitive position and risk of adverse currency fluctuations could impact our business objectives related to growth.

3. Risk categories

The following broad categories of Risks to the business objectives have been considered in our risk management framework:

- Strategy: Risks emanating out of the choices we make on markets, business mix, resources and delivery model which can potentially impact our competitive advantage in medium and long term. Further, this includes aspects relating scalability and sustainability of business.
- Industry: Risks relating to inherent characteristics of our industry including, competitive structure, emergence of new business models, technological landscape, extent of linkage to economic environment and regulatory structure.
- Counter-party: Risks arising from our association with entities for conducting business. The counterparties include clients, vendors, alliance partners and their respective industries. Apart from credit risk, counterparty risks include those relating to litigation and loss of reputation.
- Resources: Risks arising from inappropriate sourcing or sub-optimal utilization of key organizational resources such as financial capital, talent and infrastructure.
- Operations: Risks inherent to business operations including those relating to client acquisition, service delivery to clients, business support activities, information security, IP, physical security and

business activity disruptions. Operational risks are assessed primarily on three dimensions, business process effectiveness, compliance to policies and procedures and strength of underlying controls.

- Regulatory environment : Risks due to adverse developments in regulatory environment that could potentially impact our business objectives and lead to loss of reputation.

4. Key risk management practices

The key risk management practices include those relating to identifying key risks to our business objectives, impact assessment, risk monitoring, mitigation actions, reporting and integration with strategy and business planning.

Risk identification and impact assessment : Mechanisms for identification and prioritization of risks include risk survey, business risk environment scanning and focused discussions in Risk Council and Risk Management Committee. Risk register and internal audit findings also provide inputs for risk identification and assessment. Risk survey of executives across units, functions and subsidiaries is conducted on an annual basis to seek inputs on key risks. Further, periodic assessment of business risk environment is carried out to identify significant risks to the achievement of business objectives and prioritizing the risks for action. Scenario-based risk assessments are also carried out. Operational risks are assessed primarily on three dimensions, namely, strength of underlying controls, compliance to policies and procedures and business process effectiveness.

Risk monitoring and mitigation : For identified top risks, dash boards are created that track external and internal indicators relevant for risks, so as to indicate the risk level and its likelihood of occurrence. The trend line assessment of top risks, analysis of exposure and potential impact are carried out. Mitigation plans are finalized, owners are identified and progress of mitigation actions are monitored and reviewed. Further, for those business objectives, whose achievement is at risk, periodic reviews are conducted to deploy actions.

Risk reporting : Risks to the achievement of key business objectives, trend line of risk level, impact and mitigation actions are reported and discussed in Risk Council and Risk Management Committee on a periodic basis. Key external and internal incidents with potential impact are reported and reviewed at appropriate forums such as Information Security Council. Risks relating to client project execution and client account level risks are reported to and discussed at appropriate levels within the Company. Periodic update is provided to the Board highlighting key risks, their impact and mitigation actions. Key risk factors are disclosed in regulatory filings.

Integration with strategy and business planning : Identified risks to the business objectives in the near term, medium term and long term are used as one of the key inputs for the development of strategy and annual business plan. Key strategic initiatives are identified to mitigate specific risks.

C. Highlights of risk management during the year

Our risk management practices continue to focus on minimizing adverse impact of risks on our key business objectives relating to growth, profitability, talent engagement, operational efficiency and to enable the company leverage market opportunities effectively. Our business momentum relative to competition and competitive position in key market segments required close monitoring during the year. Periodic reviews of our business momentum relative to competition and competitive position in key markets were conducted and actions were deployed in this regard. Impact of risks relating to slow economic recovery in key markets, our competitive position and differentiation in market segments, volatile currency movements and talent engagement aspects required continuous focus during the year. Our active management of currency risks minimized the impact in a volatile currency market. Our focus on credit risk management through periodic credit quality assessments and focused collection mechanisms resulted in stable credit risk indicators. We continued our emphasis on mitigating talent management related risks relating to supply chain, both onsite and offshore, including attraction, retention, engagement and competency development. Key developments in regulatory environment relating to visas and its potential impact required close monitoring and actions.

During the year, while key leading external indicators in the U.S. showed improvement in the second half, macro environment in Europe continued to lag. Eurozone crisis led to high volatility in currencies from which we derive our revenues. Operational risks in the areas including overseas employee administration, employee engagement and deployment, information security, physical security of development centers, project service delivery and contracts management required close monitoring and actions.

We carried out various risk management activities as described below, to identify, monitor and mitigate impact of risks :

- Annual risk survey was conducted across functions to get inputs on key risks to the achievement of business objectives, their prioritization and mitigation actions to minimize impact.
- Periodic assessment of risks, their potential impact on key business objectives relating to growth, profitability, talent engagement, market position and operational excellence were conducted. Further, progress of mitigation actions and their effectiveness were reviewed and discussed in Risk Council and Risk Management Committee.
- Risk assessment of our business momentum relative to competition and competitive position in key market segments comprising geographies, industries and service lines were conducted and actions were reviewed.
- Regularly assessed business risk environment including trend line of key external indicators and internal business indicators along with assessments by market segments, top clients growth, Europe exposures, currency risk and credit risk.
- Assessed top risks through trend line of risk levels through dashboard indicators, exposure, potential impact and assessment of progress of mitigation actions.
- Reviewed key operational risks and actions based on inputs from the internal risk register, external assessments, internal audit findings and key incidents. Reviewed operational risk areas including client service delivery, information security, physical security and business continuity management.
- Monitored key developments in regulatory environment relating to visas and impact assessments.
- Periodically reviewed global talent supply chain management related aspects including attraction, retention and engagement.

CEO and CFO certification

To

The Board of Directors
Infosys Limited
Bangalore

We, S. D. Shibulal, Chief Executive Officer and Managing Director, and Rajiv Bansal, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement (standalone, consolidated and abridged) and all the notes on accounts and the Directors' report.
2. Based on our knowledge and information, these statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. To the best of our knowledge and belief, there are no transactions entered into by the Company during the year that are fraudulent, illegal or violative of the Company's Code of Conduct and Ethics.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :
   a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in India.
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation of Company's internal control over financial reporting's, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions) :
   a. There were no deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. There were no significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements.
   d. There were no instances of fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior managerial personnel have affirmed compliance with the Code of Conduct and Ethics for the current year.

S. D. Shibulal
Chief Executive Officer and Managing Director

Rajiv Bansal
Chief Financial Officer

Bangalore
April 12, 2013

Report of the Independent Auditor on the Abridged Financial Statements

To the Members of Infosys Limited

The accompanying abridged financial statements, which comprise the abridged Balance Sheet as at 31 March, 2013, the abridged statement of Profit and Loss, and abridged Cash Flow Statement for the year then ended, and related notes, are derived from the audited financial statements of Infosys Limited ('the Company') for the year ended 31 March, 2013. We expressed an unmodified audit opinion on those financial statements in our report dated 12 April, 2013.

The abridged financial statements do not contain all the disclosures required by the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 ('the Act') [applied in the preparation of the audited financial statements of the Company]. Reading the abridged financial statements, therefore, is not a substitute for reading the audited financial statements of the Company.

Management's Responsibility for the Abridged Financial Statements

Management is responsible for the preparation of a summary of the audited financial statements on the basis described in Note 1.

Auditor's Responsibility

Our responsibility is to express an opinion on the abridged financial statements based on our procedures, which were conducted in accordance with Standard on Auditing (SA) 810, 'Engagements to Report on Summary Financial Statements' issued by the Institute of Chartered Accountants of India.

Opinion

In our opinion, the abridged financial statements derived from the audited financial statements of the Company for the year ended 31 March, 2013 are a fair summary of those financial statements, on the basis described in Note 1.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
12 April, 2013

Independent Auditors' Report

To the Members of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited ('the Company') which comprise the Balance Sheet as at 31 March, 2013, the Statement of Profit and Loss and the Cash Flow Statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 ('the Act'). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March, 2013;

(ii) in the case of the Statement of Profit and Loss, of the profit for the year ended on that date; and

(iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Act, we give in the *Annexure* a statement on the matters specified in paragraphs 4 and 5 of the Order.
2. As required by section 227(3) of the Act, we report that :
   a. we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b. in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   c. the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this Report are in agreement with the books of account;
   d. in our opinion, the Balance Sheet, Statement of Profit and Loss, and Cash Flow Statement comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956; and
   e. on the basis of written representations received from the directors as on 31 March, 2013, and taken on record by the Board of Directors, none of the Directors are disqualified as on 31 March 2013, from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
12 April, 2013

Annexure to the Auditors' Report

The Annexure referred to in our report to the members of Infosys Limited ('the Company') for the year ended 31 March, 2013. We report that :

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering IT services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii)(a) The Company has granted loans to bodies corporate covered in the register maintained under Section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was ₹188,54,74,274 and the year-end balance of such loan amounted to ₹184,48,87,863. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under Section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loans have been granted to the bodies corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of the loans granted to the bodies corporate listed in the register maintained under section 301 of the Act, the borrowers have been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loans are repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than ₹1 lakh in respect of the loans granted to the bodies corporate listed in the register maintained under Section 301 of the Act.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of ₹5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.

(ix)(a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income Tax, Sales Tax, Wealth Tax, Service Tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs Duty and Excise Duty.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income Tax, Sales Tax, Wealth Tax, Service Tax and other material statutory dues were in arrears as at March 31, 2013 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Wealth Tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income Tax, Sales Tax, and Service Tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Income-tax	50,84,704	Assessment year 2006-2007	CIT (Appeals), Bangalore
Income Tax Act, 1961	Demand under section 156	94,89,34,671	Assessment year 2009-2010 to 2011-12	CIT (Appeals), Bangalore
Service tax	Service tax	[1] 5,75,63,973	July 2004 to October 2005	CESTAT-Bangalore
Service tax	Service tax	[1] 2,57,84,864	January 2005 to March 2009	CESTAT-Bangalore
Service tax	Service tax and penalty	[1] 23,15,21,178	February 2007 to March 2009	CESTAT-Bangalore
Service tax	Service tax	4,19,72,658	April 2009 to March 2010	CESTAT-Bangalore
Service tax	Service tax	[1] 191,28,86,144	April 2006 to September 2010	CESTAT-Bangalore
Service tax	Service tax	[1][2] 10,90,13,495	October 2004 to March 2009	CESTAT-Bangalore
Service tax	Service tax	6,46,54,051	April 2010 to March 2011	CESTAT-Bangalore
Service tax	Service tax	55,22,74,733	October 2010 to September 2011	CESTAT-Bangalore
APVAT Act, 2005	Inter-state sales	4,17,650	April 2006 to March 2007	Sales tax appellate Tribunal, Andhra Pradesh
APVAT Act, 2005	Sales tax	[1][2] 31,12,450	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	[1][2] 9,35,455	April 2006 to December 2007	Jt. Commissioner (Appeals)
MVAT Act, 2005	Sales tax	4,52,50,506	April 2006 to December 2007	Specified Officer of SEZ
Central Excise Act, 1944	Excise Duty & penalty	[1] 38,61,48,018	March 2009 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise Duty & penalty	[1] 2,67,46,497	January 2010 to December 2010	Commissioner, Bangalore
Central Excise Act, 1944	Excise Duty & penalty	[1] 4,51,32,885	January 2011 to June 2011	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty	[1][2] 24,53,43,982	April 2005 to March 2009	High Court of Karnataka

[1] *A stay order has been received against the amount disputed and not deposited.*
[2] *Net of amounts paid under protest.*

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi) The Company did not have any term loans outstanding during the year.

(xvii) The Company has not raised any funds on short-term basis.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act.

(xix) The Company did not have any outstanding debentures during the year.

(xx) The Company has not raised any money by public issues during the year.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
12 April, 2013

Abridged Balance Sheet

Statement containing salient features of Balance Sheet as per Section 219 (1)(b)(iv) of the Companies Act, 1956

in ₹ crore

Particulars	As at March 31, 2013	2012
I. EQUITY AND LIABILITIES		
1. SHAREHOLDERS' FUNDS		
(a) Paid-up share capital		
(i) Equity capital	287	287
(b) Reserves and surplus		
(i) Capital reserve	54	54
(ii) Share premium account	3,065	3,064
(iii) General reserve	7,270	6,359
(iv) Surplus	25,383	19,993
	36,059	29,757
2. NON-CURRENT LIABILITIES		
(a) Deferred tax liabilities (net)	56	–
(b) Other long-term liabilities	120	21
	176	21
3. CURRENT LIABILITIES		
(a) Trade payables	178	68
(b) Other current liabilities	2,827	2,365
(c) Short-term provisions	3,788	3,604
	6,793	6,037
TOTAL OF (1) TO (3)	43,028	35,815
II. ASSETS		
1. Non-Current Assets		
(a) Fixed Assets		
(i) Tangible assets (original cost less depreciation)	4,425	4,045
(ii) Intangible assets (original cost less amortization)	28	16
(iii) Capital work-in-progress	1,135	588
	5,588	4,649
(b) Non-current investments	2,764	1,068
(c) Deferred tax assets (net)	378	189
(d) Long-term loans and advances	1,529	1,431
(e) Other non-current assets	31	13
	10,290	7,350
2. Current Assets		
(a) Current investments	1,580	341
(b) Trade receivables	6,365	5,404
(c) Cash and cash equivalents	20,401	19,557
(d) Short-term loans and advances	4,392	3,163
	32,738	28,465
TOTAL OF (1) TO (2)	43,028	35,815

Note: *Complete Balance Sheet, Statement of Profit and Loss, other statements and notes thereto prepared as per the requirements of Schedule VI to the Companies Act, 1956 are available on the Company's website, www.infosys.com*

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

Deepak M. Satwalekar
Director

Dr. Omkar Goswami
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

R. Seshasayee
Director

Ann M. Fudge
Director

Ravi Venkatesan
Director

Srinath Batni
Director

V. Balakrishnan
Director

Bangalore
April 12, 2013

Ashok Vemuri
Director

B. G. Srinivas
Director

Rajiv Bansal
Chief Financial Officer

N. R. Ravikrishnan
Company Secretary

Abridged Profit and Loss Account

Statement containing salient features of Profit and Loss account as per Section 219 (1)(b)(iv) of the Companies Act, 1956

in ₹ crore, except share and per share data

Particulars		Note	for the year ended March 31,	
			2013	2012
I.	Income			
	Income from software services and products	5	36,765	31,254
II.	Other income		2,215	1,829
III.	TOTAL		38,980	33,083
IV.	Expenditure			
	(a) Employee benefit expenses		19,932	15,473
	(b) Deferred consideration pertaining to acquisition		85	–
	(c) Cost of technical sub-contractors		1,731	2,483
	(d) Travel expenses		1,281	944
	(e) Cost of software packages and others		734	625
	(f) Communication expenses		289	203
	(g) Professional charges		504	437
	(h) Depreciation and amortization expense		956	794
	(i) Other expenses		1,194	1,028
	Total expenditure (a to i)		26,706	21,987
V.	PROFIT BEFORE EXCEPTIONAL ITEM AND TAX (I-II)		12,274	11,096
VI.	EXCEPTIONAL ITEM			
	Dividend income	11	83	578
VII.	PROFIT BEFORE TAX (III-IV)		12,357	11,674
VIII.	Tax expense			
	1. Current tax		3,361	3,147
	2. Deferred tax		(120)	57
IX.	PROFIT FOR THE YEAR (V-VI)		9,116	8,470
X.	EARNINGS PER EQUITY SHARE			
	Equity shares of par value ₹5/- each			
	Before exceptional item			
	Basic		157.55	139.07
	Diluted		157.55	139.06
	After exceptional item			
	Basic		158.76	147.51
	Diluted		158.76	147.50
	Number of shares used in computing earnings per share			
	Basic		57,42,32,838	57,41,99,094
	Diluted		57,42,33,691	57,42,29,742

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	Deepak M. Satwalekar *Director*
	Dr. Omkar Goswami *Director*	David L. Boyles *Director*	Prof. Jeffrey S. Lehman *Director*	R. Seshasayee *Director*
	Ann M. Fudge *Director*	Ravi Venkatesan *Director*	Srinath Batni *Director*	V. Balakrishnan *Director*
Bangalore April 12, 2013	Ashok Vemuri *Director*	B. G. Srinivas *Director*	Rajiv Bansal *Chief Financial Officer*	N. R. Ravikrishnan *Company Secretary*

Abridged Cash Flow Statement

in ₹ crore

Particulars	For the year ended March 31,	
	2013	2012
1 Cash flows from operating activities	6,942	5,861
2 Cash flows from investing activities	(2,824)	659
3 Cash flows used in financing activities	(3,319)	(2,298)
4 Effect of exchange difference on translation of foreign currency cash and cash equivalents	45	60
5 Net increase in cash and cash equivalents	844	4,282
6 Bank balance taken over from Infosys Consulting Inc., U.S., pursuant to merger	–	110
7 Cash and cash equivalents at beginning of period	19,557	15,165
8 Cash and cash equivalents at end of period	20,401	19,557

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	Deepak M. Satwalekar *Director*
	Dr. Omkar Goswami *Director*	David L. Boyles *Director*	Prof. Jeffrey S. Lehman *Director*	R. Seshasayee *Director*
	Ann M. Fudge *Director*	Ravi Venkatesan *Director*	Srinath Batni *Director*	V. Balakrishnan *Director*
Bangalore April 12, 2013	Ashok Vemuri *Director*	B. G. Srinivas *Director*	Rajiv Bansal *Chief Financial Officer*	N. R. Ravikrishnan *Company Secretary*

Notes to the Abridged Financial Statements for the year ended March 31, 2013

1. Company overview

Infosys Limited ('Infosys' or 'the Company'), along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO'), and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services Inc., U.S. ('Infosys Public Services'), Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone'), is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

The abridged financial statements have been prepared pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the annual accounts for the year ended March 31, 2013.

(Note 1 in the Notes to accounts of the annual standalone financial statements).

2. Notes on accounts

Amounts in the abridged financial statements are presented in ₹ crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 13. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year's figures have been regrouped / re-classified, wherever necessary to conform to the current presentation.

(Note 2 in the Notes to accounts of the annual standalone financial statements).

3. Dividend

The Board, in its meeting on October 12, 2012, declared an interim dividend of ₹15 per equity share. Further the Board, in its meeting on April 12, 2013, proposed a final dividend of ₹27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013. The total dividend appropriation for the year ended March 31, 2013 amounted to ₹2,815 crore including corporate dividend tax of ₹403 crore.

During the year ended March 31, 2012, the amount of per share dividend recognized as distributions to equity shareholders was ₹47. The dividend for the year ended March 31, 2012 includes ₹22 per share of final dividend, ₹15 per share of interim dividend and ₹10 per share of special dividend – 10 years of Infosys BPO operations. The total dividend appropriation amounted to ₹3,137 crore including corporate dividend tax of ₹438 crore.

(Note 2.1 in the Notes to accounts of the annual standalone financial statements).

4. Capital commitments and contingent liabilities

in ₹ crore

Particulars	As at March 31,			
	2013		2012	
Contingent liabilities :				
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		19		3
Claims against the Company, not acknowledged as debts [(1)] [Net of amount paid to statutory authorities ₹1,114 crore (₹*1,114 crore*)]		535		72
Commitments :				
Estimated amount of unexecuted capital contracts (net of advances and deposits)		1,139		949
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	814	4,419	677	3,445
In Euro	50	348	20	136
In GBP	55	453	20	163
In AUD	70	396	23	121
Options contracts outstanding				
In USD	–	–	50	254
		5,616		4,119

[(1)] Claims against the Company not acknowledged as debts include demand from the Indian income tax authorities for payment of additional tax of ₹1,088 crore (₹1,088 crore), including interest of ₹313 crore (₹313 crore) upon completion of their tax review for fiscal 2005, 2006, 2007 and 2008. The income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006, 2007 and 2008 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The Company is contesting the demand and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. The Company received a draft Assessment Order from the income tax authorities for an amount of ₹575 crore for fiscal 2009. As the Company is contesting this position like earlier years, the appellate authority would be approached upon receiving the final order.

(Note 2.20 in the Notes to accounts of the annual standalone financial statements).

5. Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Income from software services	35,163	29,755
Income from software products	1,602	1,499
	36,765	31,254

(Note 2.16 in the Notes to accounts of the annual standalone financial statements).

6. Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	17,401	18,057
Others		
Deposits with financial institutions	3,000	1,500
	20,401	19,557

(Note 2.14 in the Notes to accounts of the annual standalone financial statements).

7. Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of ₹608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. An amount of ₹50 crore and ₹85 crore,representing the proportionate charge of the deferred consideration has been recognized as an expense during the quarter ended March 31, 2013 and year ended March 31, 2013.

(Note 2.10.1 in the Notes to accounts of the annual standalone financial statements).

8. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,	
		2013	2012
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Consulting Inc. (1)	U.S.	–	–
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services Inc.	U.S.	100%	100%
Infosys BPO s.r.o. (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	U.S.	99.98%	99.98%
Portland Group Pty. Limited (2)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty. Limited (2)(4)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG (6)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	–
Lodestone Management Consultants Inc. (7)	U.S.	100%	–
Lodestone Management Consultants Pty. Limited (7)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	–
Lodestone Augmentis AG (7)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)(9)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (7)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	–
Lodestone Management Consultants SAS (7)	France	100%	–
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (7)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	–
Lodestone Management Consultants Ltd. (7)	U.K.	100%	–
Lodestone Management Consultants B.V. (7)	Netherlands	100%	–
Lodestone Management Consultants Ltda. (7)(9)	Brazil	99.99%	–
Lodestone Management Consultants sp. z.o.o. (7)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	–
Lodestone Management Consultants S.R.L. (7)(10)	Argentina	100%	–

(1) *On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc., became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., were transferred to Infosys Limited.*

(2) *Wholly-owned subsidiaries of Infosys BPO.*

(3) *On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honorable High Court of Karnataka for its merger with Infosys Limited*

(4) *On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Limited*

(5) *On July 4, 2012, the Board of Directors of Infosys Australia has passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012. Infosys Australia is currently being liquidated.*

(6) *On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG*

(7) *Wholly-owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012*

(8) *Liquidated effective February 14, 2013*

(9) *Majority-owned and controlled subsidiaries*

(10) *Incorporated effective January 10, 2013*

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

List of key management personnel

Whole-time Directors

S. Gopalakrishnan, S. D. Shibulal, Srinath Batni, V. Balakrishnan, Ashok Vemuri, B. G. Srinivas.

Executive Council members

U. B. Pravin Rao, U. Ramadas Kamath, Chandrashekar Kakal, Nandita Gurjar, Stephen R. Pratt, Basab Pradhan, Prasad Thrikutam, Rajiv Bansal (effective November 1, 2012).

Non-whole-time Directors

K. V. Kamath, Deepak M. Satwalekar, Dr. Omkar Goswami, David L. Boyles, Sridar A. Iyengar (retired with effect from August 13, 2012), Prof. Jeffrey S. Lehman, R. Seshasayee, Ann M. Fudge, Ravi Venkatesan.

The details of amounts due to or due from as at March 31, 2013 and March 31, 2012 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Trade Receivables		
Infosys China	4	12
Infosys Australia	40	–
Infosys Public Services	160	131
	204	143
Loans		
Infosys Public Services	68	–
Lodestone Holding AG (including subsidiaries)	116	–
	184	–
Other receivables		
Infosys Australia	–	1
Infosys BPO (including subsidiaries)	9	1
Infosys Public Services	–	11
Lodestone Holding AG (including subsidiaries)	1	–
	10	13
Unbilled revenues		
Infosys Public Services	5	–
Trade payables		
Infosys China	9	6
Infosys Australia	–	52
Infosys BPO (including subsidiaries)	72	2
Infosys Mexico	1	–
Infosys Sweden	–	1
	82	61
Other payables		
Infosys Australia	–	2
Infosys BPO (including subsidiaries)	10	8
Lodestone Holding AG (including subsidiaries)	21	–
Infosys Consulting India	2	2
Infosys Public Services	–	17
	33	29
Provision for expenses		
Lodestone Holding AG (including subsidiaries)	33	–
Infosys BPO (including subsidiaries)	1	–
	34	–
Rental Deposit given for shared services		
Infosys BPO	21	3
Rental Deposit taken for shared services		
Infosys BPO	27	7

The details of the related party transactions entered into by the Company, for the years ended March 31, 2013 and March 31, 2012 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Capital transactions:		
Financing transactions		
Infosys Shanghai	141	82
Lodestone Holding AG	1,187	–
Infosys Mexico	11	–
Infosys Brasil	49	22
Infosys Consulting India	–	1
	1,388	105
Loans:		
Lodestone Holding AG	118	–
Infosys Public Services	66	–
Infosys Brasil	–	(10)
Infosys China	–	(25)
	184	(35)
Revenue transactions:		
Purchase of services		
Infosys Australia [1]	2	1,333
Infosys China	238	263
Infosys Consulting	–	146
Infosys Consulting India	–	2
Lodestone Holding AG (including subsidiaries)	104	–
Infosys BPO (including subsidiaries)	135	27
Infosys Sweden	6	10
Infosys Mexico	13	27
Infosys Brasil	2	1
	500	1,809
Purchase of shared services including facilities and personnel		
Infosys Consulting (including subsidiaries)	–	2
Infosys BPO (including subsidiaries)	72	101
	72	103
Interest income		
Infosys Brasil	–	1
Lodestone Holding AG	2	–
Infosys Public Services	1	–
Infosys China	–	1
	3	2
Sale of services		
Infosys Australia	1	14
Infosys China	1	8
Infosys Brasil	–	1
Infosys Mexico	1	5
Infosys BPO (including subsidiaries)	58	34
Infosys Consulting	–	43
Infosys Public Services	439	171
	500	276
Sale of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	39	57
Infosys Consulting	–	21
	39	78
Dividend income		
Infosys Australia	83	578

[1] *On July 4, 2012, the Board of Directors of Infosys Australia has passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012. Infosys Australia is currently being liquidated.*

During the year ended March 31, 2013, an amount of ₹ 10 crore (₹ 20 crore for the year ended March 31, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain Directors of the Company are trustees.

The following table describes the compensation to key managerial personnel who comprise Directors and members of Executive Council :

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Salaries and other employee benefits [1]	50	45

[1] *Includes a one-time earn out payment of ₹ 6 crore made to Stephen R. Pratt during the year ended March 31, 2013.*

(Note 2.25 in the Notes to accounts of the annual standalone financial statements).

9. Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Expenditure at the Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) [1]		
Capital Expenditure	3	–
Revenue Expenditure	247	75
Other R&D Expenditure		
Capital Expenditure	3	5
Revenue Expenditure	660	580
Total R&D Expenditure		
Capital Expenditure	6	5
Revenue Expenditure	907	655

[1] *DSIR has accorded weighted deduction approval for Finacle and Infosys Labs R&D centers of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Thiruvananthapuram. The approval is effective November 23, 2011.*

The eligible R&D revenue and capital expenditure are ₹ 247 crore and ₹ 3 crore for the year ended March 31, 2013 and ₹ 75 crore towards revenue expenditure for the year ended March 31, 2012.

10. Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the 'management approach', as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily Financial Services and Insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in Manufacturing (MFG), enterprises in the Energy, Utilities, Communications and Services (ECS) and enterprises in Retail, Consumer Packaged Goods, Logistics and Life Sciences (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore. North America comprises the U.S., Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the U.K., and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information are collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

(Note 2.27 in the Notes to accounts of the annual standalone financial statements).

Industry segments

Years ended March 31, 2013 and *March 31, 2012*:

in ₹ crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	12,775	7,657	7,506	8,827	36,765
	11,172	*6,117*	*6,572*	*7,393*	*31,254*
Identifiable operating expenses	5,767	3,751	3,378	3,930	16,826
	5,162	*2,789*	*3,018*	*3,148*	*14,117*
Allocated expenses	3,032	1,880	1,844	2,168	8,924
	2,475	*1,402*	*1,504*	*1,695*	*7,076*
Segmental operating income	3,976	2,026	2,284	2,729	11,015
	3,535	*1,926*	*2,050*	*2,550*	*10,061*
Unallocable expenses					956
					794
Other income					2,215
					1,829
Profit before exceptional item and tax					12,274
					11,096
Dividend income					83
					578
Profit before taxes					12,357
					11,674
Tax expense					3,241
					3,204
Profit for the year					9,116
					8,470

Geographic segments

Years ended March 31, 2013 and *March 31, 2012*:

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	23,454	8,026	833	4,452	36,765
	20,346	*6,614*	*740*	*3,554*	*31,254*
Identifiable operating expenses	10,699	3,733	472	1,922	16,826
	8,869	*2,995*	*368*	*1,885*	*14,117*
Allocated expenses	5,758	1,949	179	1,038	8,924
	4,659	*1,496*	*153*	*768*	*7,076*
Segmental operating income	6,997	2,344	182	1,492	11,015
	6,818	*2,123*	*219*	*901*	*10,061*
Unallocable expenses					956
					794
Other income, net					2,215
					1,829
Profit before exceptional item and tax					12,274
					11,096
Dividend income					83
					578
Profit before taxes					12,357
					11,674
Tax expense					3,241
					3,204
Profit for the year					9,116
					8,470

11. Exceptional item

During the years ended March 31, 2013 and March 31, 2012, the Company received dividend of ₹83 crore and ₹578 crore (presented net of taxes in the previous year) respectively from its wholly-owned subsidiary Infosys Australia. The tax on dividend received for the years ended March 31, 2013 and March 31, 2012 was ₹14 crore and ₹94 crore, respectively.

(Note 2.36 in the Notes to accounts of the annual standalone financial statements).

12. Litigation

On May 23, 2011, we received a subpoena from a grand jury in the U.S. District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the U.S. Attorney's Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney's Office regarding this matter, however, we cannot predict the outcome of such discussions.

In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the U.S. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney's Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition.

(Note 2.34 in the Notes to accounts of the annual standalone financial statements).

13. Details of rounded off amounts

The abridged financial statements are represented in ₹ crore. Those items which were not represented in the abridged financial statement due to rounding off to the nearest ₹ crore are given as follows :

Balance Sheet items

in ₹ crore

Note	Description	As at March 31,	
		2013	2012
8	Related party transactions		
	Debtors		
	Infosys Australia	–	0.22
	Infosys Brasil	–	0.12
	Creditors		
	Infosys Brasil	–	0.07
	Infosys Sweden	0.21	–
	Other Receivables		
	Infosys Public Services	0.30	–
	Other Payables		
	Infosys Mexico	–	0.04
	Infosys Public Services	0.50	–
	Deposit taken for shared services		
	Infosys Consulting India	–	0.14

Profit and Loss items

in ₹ crore

Note	Description	As at March 31,	
		2013	2012
8	Related party transactions		
	Revenue transactions		
	Purchase of services – Infosys Brasil	–	0.13
	Sale of services – Infosys Australia	–	0.43
	Sale of services – Infosys Brasil	0.50	0.39

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	Deepak M. Satwalekar *Director*
	Dr. Omkar Goswami *Director*	David L. Boyles *Director*	Prof. Jeffrey S. Lehman *Director*	R. Seshasayee *Director*
	Ann M. Fudge *Director*	Ravi Venkatesan *Director*	Srinath Batni *Director*	V. Balakrishnan *Director*
Bangalore April 12, 2013	Ashok Vemuri *Director*	B. G. Srinivas *Director*	Rajiv Bansal *Chief Financial Officer*	N. R. Ravikrishnan *Company Secretary*

Independent Auditors' report on consolidated financial statements

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited ('the Company') and its subsidiaries, which comprise the consolidated Balance Sheet as at 31 March, 2013, the consolidated Statement of Profit and Loss and consolidated Cash Flows Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated Balance Sheet, of the state of affairs of the Company as at 31 March, 2013;

(ii) in the case of the consolidated Statement of Profit and Loss Account, of the profit for the year ended on that date; and

(iii) in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
12 April, 2013

Consolidated Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2013	As at March 31, 2012
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	286	286
Reserves and surplus	2.2	37,708	31,046
		37,994	31,332
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	56	–
Other long-term liabilities	2.4	182	123
		238	123
CURRENT LIABILITIES			
Trade payables		189	23
Other current liabilities	2.5	3,941	3,059
Short-term provisions	2.6	3,969	3,820
		8,099	6,902
		46,331	38,357
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.7	4,807	4,375
Intangible assets	2.7	2,332	1,180
Capital work-in-progress		1,140	590
		8,279	6,145
Non-current investments	2.9	377	4
Deferred tax assets (net)	2.3	469	265
Long-term loans and advances	2.10	1,832	1,667
Other non-current assets	2.11	31	15
		10,988	8,096
CURRENT ASSETS			
Current investments	2.9	1,739	368
Trade receivables	2.12	7,083	5,882
Cash and cash equivalents	2.13	21,832	20,591
Short-term loans and advances	2.14	4,689	3,420
		35,343	30,261
		46,331	38,357
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2		

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	Deepak M. Satwalekar *Director*
	Dr. Omkar Goswami *Director*	David L. Boyles *Director*	Prof. Jeffrey S. Lehman *Director*	R. Seshasayee *Director*
	Ann M. Fudge *Director*	Ravi Venkatesan *Director*	Srinath Batni *Director*	V. Balakrishnan *Director*
Bangalore April 12, 2013	Ashok Vemuri *Director*	B. G. Srinivas *Director*	Rajiv Bansal *Chief Financial Officer*	N. R. Ravikrishnan *Company Secretary*

Consolidated Statement of Profit and Loss

in ₹ crore, except per share data

Particulars	Note	For the year ended March 31,	
		2013	2012
Income from software services and products		40,352	33,734
Other income	2.15	2,365	1,904
Total revenue		42,717	35,638
Expenses			
Employee benefit expenses	2.16	22,565	18,340
Deferred consideration pertaining to acquisition (Refer to *Note 2.27*)		85	–
Cost of technical sub-contractors		1,459	777
Travel expenses	2.16	1,509	1,122
Cost of software packages and others	2.16	777	654
Communication expenses	2.16	361	274
Professional charges		506	483
Depreciation and amortization expense	2.7	1,099	928
Other expenses	2.16	1,557	1,361
Total expenses		29,918	23,939
PROFIT BEFORE TAX		12,799	11,699
Tax expense :			
Current tax	2.17	3,518	3,313
Deferred tax	2.17	(148)	54
PROFIT FOR THE PERIOD		9,429	8,332
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Basic		165.01	145.83
Diluted		165.01	145.83
Number of shares used in computing earnings per share	2.25		
Basic		57,13,99,238	57,13,65,494
Diluted		57,14,00,091	57,13,96,142
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2		

As per our report attached

for B S R & Co.
Chartered Accountants

Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

Deepak M. Satwalekar
Director

Dr. Omkar Goswami
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

R. Seshasayee
Director

Ann M. Fudge
Director

Ravi Venkatesan
Director

Srinath Batni
Director

V. Balakrishnan
Director

Bangalore
April 12, 2013

Ashok Vemuri
Director

B. G. Srinivas
Director

Rajiv Bansal
Chief Financial Officer

N. R. Ravikrishnan
Company Secretary

Consolidated Cash Flow Statement

in ₹ crore

Particulars	Note	For the year ended March 31,	
		2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		12,799	11,699
Adjustments to reconcile profit before tax to cash provided by operating activities			
Depreciation and amortization expense		1,099	928
Interest and dividend income		(2,022)	(1,834)
Loss / (Profit) of sale of tangible assets	2.29.5	(1)	(2)
Non cash transactions pertaining to acquisitions		28	–
Effect of exchange differences on translation of deferred tax liability and other assets		21	31
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(98)	(86)
Effect of exchange differences on translation of subsidiaries	2.2 & 2.7	22	108
Changes in assets and liabilities			
Trade receivables	2.29.1	(989)	(1,189)
Loans and advances and other assets	2.29.2	(1,138)	(850)
Liabilities and provisions	2.29.3	945	620
		10,666	9,425
Income taxes paid	2.29.4	(3,293)	(3,117)
NET CASH GENERATED BY OPERATING ACTIVITIES		7,373	6,308
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure	2.29.5	(2,095)	(1,531)
Proceeds from sale of fixed assets		6	–
Payment for acquisition of business, net of cash acquired		(1,157)	(199)
Purchase of other investments	2.29.6	(1,744)	(228)
Interest and dividend received	2.29.7	1,970	1,811
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES		(3,020)	(147)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of borrowings taken over from Lodestone		(89)	–
Proceeds from issuance of share capital on exercise of stock options		1	6
Dividends paid net of intercompany dividend		(2,684)	(2,001)
Dividend tax paid		(438)	(327)
NET CASH USED IN FINANCING ACTIVITIES		(3,210)	(2,322)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		98	86
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		1,241	3,925
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		20,591	16,666
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		21,832	20,591
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2		

As per our report attached

for B S R & Co.
Chartered Accountants

Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

Deepak M. Satwalekar
Director

Dr. Omkar Goswami
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

R. Seshasayee
Director

Ann M. Fudge
Director

Ravi Venkatesan
Director

Srinath Batni
Director

V. Balakrishnan
Director

Bangalore
April 12, 2013

Ashok Vemuri
Director

B. G. Srinivas
Director

Rajiv Bansal
Chief Financial Officer

N. R. Ravikrishnan
Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company'), along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO'), and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services, Inc, U.S. ('Infosys Public Services') Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone'), is a leading global technology services corporation. The group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Group offers software products for the banking industry.

1. Significant accounting policies

1.1. Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, 'Consolidated Financial Statements'. The financial statements of Infosys – the parent company, Infosys BPO and its wholly-owned subsidiaries, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting India, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone and its controlled subsidiaries and controlled trusts – have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with clients for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period, based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its Consolidated Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5. Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for the acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

1.8. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for ₹5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9. Impairment

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10. Retirement benefits to employees

Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Group recognizes the net obligation of the Gratuity Plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Consolidated Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The Company has no further obligations to the plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Provident Fund

Eligible employees receive benefits from a Provident Fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the Provident Fund Plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered Pension Fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being

administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a Provident Fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this Provident Fund Plan equal to a specified percentage of the covered employee's salary. Amounts collected under the Provident Fund Plan are deposited in a government-administered Provident Fund. Infosys BPO has no further obligations under the Provident Fund Plan beyond its monthly contributions.

Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and Infosys Lodestone are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in 'Reserves and Surplus'. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to Profit or Loss.

1.13. Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the consolidated Statement of Profit and Loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Statement of Profit and Loss. Currently hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Statement of Profit and Loss at each reporting date.

1.14. Income tax

Income tax is accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situations where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situations of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to consolidated Statement of Profit and Loss are credited to the share premium account.

1.15. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares

considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value, which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board.

1.16. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18. Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.19. Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the Consolidated Statement of Profit and Loss over the lease term.

1.20. Government grants

The Group recognizes Government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

2. Notes on accounts for the year ended March 31, 2013

Amounts in the financial statements are presented in ₹ crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.31. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / re-classified, wherever necessary to conform to the current period presentation.

2.1. Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2013	2012
Authorized		
Equity shares, ₹5/- par value		
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid Up		
Equity shares, ₹5/- par value [(1)]	287	287
57,42,36,166 (57,42,30,001) equity shares fully paid-up		
Less: 28,33,600 (28,33,600) equity shares held by controlled trusts	1	1
	286	286
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve.]		
	286	286

Notes: Forfeited shares amounted to ₹1,500/- (₹1,500/-)

(1) Refer to Note 2.25 for details of basic and diluted shares

The Board, in its meeting on October 12, 2012, declared an interim dividend of ₹15 per equity share. Further the Board, in its meeting on April 12, 2013, proposed a final dividend of ₹27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013. The total dividend appropriation for the year ended March 31, 2013 amounted to ₹2,815 crore including corporate dividend tax of ₹403 crore.

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The Compensation Committee comprising independent members of the Board administers the 1998 Plan through the Infosys Employees Welfare Trust ('the Trust'). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan through the Infosys Employees Welfare Trust (the Trust). Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the years ended March 31, 2013 and March 31, 2012 is as follows:

Particulars	Year ended March 31,	
	2013	2012
The 1998 Plan:		
Options outstanding, beginning of the year	–	50,070
Less: Exercised	–	49,590
Forfeited	–	480
Options outstanding, end of the year	–	–
Options exercisable, end of the year	–	–
The 1999 Plan:		
Options outstanding, beginning of the year	11,683	48,720
Less: Exercised	6,165	28,852
Forfeited	5,518	8,185
Options outstanding, end of the year	–	11,683
Options exercisable, end of the year	–	7,429

There were no options exercised under the 1998 Plan during the quarter and year ended March 31, 2013. The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 was ₹2,799.

The weighted average share price of options exercised under the 1999 Plan during the years ended March 31, 2013 and March 31, 2012 was ₹2,374 and ₹2,702, respectively.

The following tables summarize information about the options outstanding under the 1999 Plan as at March 31, 2013 and March 31, 2012 respectively. There were no options outstanding under the 1998 Plan as at March 31, 2013 and March 31, 2012 and under the 1999 Plan as at March 31, 2013.

Range of exercise prices per share (₹)	As at March 31, 2012		
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in ₹)
The 1998 Plan:			
300-700	–	–	–
701-1,400	–	–	–
	–	–	–
The 1999 Plan:			
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

As at March 31, 2013 and March 31, 2012, the Company had Nil and 11,683 number of shares reserved for issue under the 1999 Plan, respectively.

2.2. Reserves and surplus

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Capital reserve – Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Foreign currency translation reserve – Opening balance	244	101
Add: Foreign currency translation during the year	32	143
Foreign currency translation reserve – Closing balance	276	244
Securities premium account – Opening balance	3,069	3,062
Add: Receipts on exercise of employee stock options	1	6
Income tax benefit arising from exercise of stock options	–	1
	3,070	3,069
General reserve – Opening balance	7,356	6,509
Add: Transferred from Surplus	911	847
	8,267	7,356
Surplus – Opening balance	20,323	15,964
Add: Intercompany dividend	15	11
Add: Net profit after tax transferred from Statement of Profit and Loss	9,429	8,332
Amount available for appropriation	29,767	24,307
Appropriations:		
Interim dividend	862	862
Special dividend – 10 years of Infosys BPO operations	–	574
Final dividend	1,550	1,263
Total dividend	2,412	2,699
Dividend tax	403	438
Amount transferred to general reserve	911	847
Surplus – Closing balance	26,041	20,323
	37,708	31,046

2.3. Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Deferred tax assets		
Fixed assets	358	297
Trade receivables	19	19
Unavailed leave	146	128
Computer software	46	36
Accrued compensation to employees	30	32
Accumulated losses	36	–
Others	96	23
	731	535
Deferred tax liabilities		
Intangible assets	3	–
Branch profit tax	315	270
	318	270
Deferred tax assets after set off	469	265
Deferred tax liabilities after set off	56	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2013 and March 31, 2012, the Company has provided for branch profit tax of ₹315 crore and ₹270 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Branch profit tax balance increased by ₹18 crore during the year ended March 31, 2013 due to foreign currency fluctuation impact.

2.4. Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Others		
Gratuity obligation – unamortized amount relating to plan amendment (Refer to *Note 2.22*)	11	14
Payable for acquisition of business	105	70
Provision for expenses	–	5
Deferred income – government grant on land use rights	28	27
Accrued salaries and benefits		
Bonus and incentives	38	7
	182	123

2.5. Other current liabilities

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Accrued salaries and benefits		
Salaries and benefits	148	99
Bonus and incentives	575	545
Other liabilities		
Provision for expenses	1,283	1,085
Retention monies	79	51
Withholding and other taxes payable	695	506
Gratuity obligation – unamortized amount relating to plan amendment, current (Refer to *Note 2.22*)	4	4
Payable for acquisition of business	9	4
Advances received from clients	36	15
Payable by controlled trusts	148	149
Unearned revenue	823	545
Mark-to-market loss on forward and options contracts	–	42
Deferred income – government grant on land use rights	1	1
Accrued gratuity (Refer to *Note 2.22*)	2	2
Unpaid dividends	3	2
Premiums held in trust [1]	117	–
Other payables	18	9
	3,941	3,059

[1] *These amounts represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity*

2.6. Short-term provisions

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Provision for employee benefits		
Unavailed leave	614	498
Others		
Proposed dividend	1,550	1,837
Provision for		
Tax on dividend	263	298
Income taxes (net of payments)	1,329	1,054
Post-sales client support and warranties	213	133
	3,969	3,820

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Balance at the beginning	133	88
Provision recognized / (reversal)	80	60
Provision utilized	–	(17)
Exchange difference during the period	–	2
Balance at the end	213	133

Provision for post-sales client support is expected to be utilized over a period of six months to one year.

2.7. Fixed assets

in ₹ crore, except as otherwise stated

Particulars	Original cost					Depreciation and amortization					Net book value	
	As at April 1, 2012	Additions / acquisitions during the year	Deductions / Retirement during the year	Foreign exchange difference	As at March 31, 2013	As at April 1, 2012	For the year	Deductions / Adjustments during the year	Foreign exchange difference	As at March 31, 2013	As at March 31, 2013	As at March 31, 2012
Tangible assets :												
Land : Freehold	425	72	4	–	493	–	–	–	–	–	493	425
Leasehold	286	73	–	–	359	–	–	–	–	–	359	286
Buildings [1]	3,867	333	1	–	4,199	1,226	272	–	(1)	1,497	2,702	2,641
Plant and equipment [2][3]	850	124	146	1	829	553	158	146	–	565	264	297
Office equipment [2][3]	411	67	54	1	425	243	79	52	1	271	154	168
Computer equipment [2][3]	1,386	702	211	10	1,887	1,093	406	203	10	1,306	581	293
Furniture and fixtures [2][3]	631	113	129	3	618	408	137	128	–	417	201	223
Leasehold improvements [3]	132	44	–	5	181	94	30	(12)	4	140	41	38
Vehicles [3]	8	19	1	–	26	4	3	(7)	–	14	12	4
	7,996	1,547	546	20	9,017	3,621	1,085	510	14	4,210	4,807	4,375
Intangible assets :												
Goodwill	1,091	1,153	–	–	2,244	–	–	–	–	–	2,244	1,091
Intellectual Property rights and others	49	9	–	–	58	17	13	–	–	30	28	32
Land use rights	58	–	–	4	62	1	1	–	–	2	60	57
	1,198	1,162	–	4	2,364	18	14	–	–	32	2,332	1,180
Total	9,194	2,709	546	24	11,381	3,639	1,099	510	14	4,242	7,139	5,555
Previous year	8,501	1,227	584	50	9,194	3,266	899	555	29	3,639	5,555	

Notes : Net exchange difference on subsidiary fixed assets considered in foreign currency translation reserve is ₹10 crore and ₹21 crore for the years ended March 31, 2013 and March 31, 2012 respectively.

[1] Buildings include ₹250/- being the value of 5 shares of ₹50/- each in Mittal Towers Premises Cooperative Society Limited.

[2] During the years ended March 31, 2013 and March 31, 2012, certain assets which were old and not in use having gross book value of ₹525 crore and ₹570 crore respectively, (net book value nil) were retired.

[3] Includes certain assets having gross book value of ₹58 crore, accumulated depreciation of ₹30 crore and net book value of ₹28 crore taken over on acquisition of Lodestone which was effective October 22, 2012.

Profit / (loss) on disposal of fixed assets during the years ended March 31, 2013 and March 31, 2012 are ₹1 crore and ₹2 crore, respectively.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land – leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which, though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2013.

2.8. Leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Lease rentals recognized during the year	249	190

in ₹ crore

Lease obligations payable	As at March 31,	
	2013	2012
Within one year of the Balance Sheet date	212	159
Due in a period between one year and five years	440	281
Due after five years	113	74

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend up to a maximum of 10 years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

2.9. Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2013	2012
Non-current investments		
Long-term investments – at cost		
Others (unquoted)		
Investments in equity instruments	6	6
Less : Provision for equity investments	2	2
	4	4
Others (quoted)		
Investments in tax-free bonds	373	–
	373	–
	377	4
Current investments – at the lower of cost and fair value		
Unquoted		
Liquid mutual fund units	1,739	32
Certificates of deposit	–	336
	1,739	368
Aggregate amount of quoted investments excluding interest accrued but not due of ₹7 crore included under Schedule 2.14 Short-term Loans and advances	373	–
Market value of quoted investments	387	–
Aggregate amount of non-current unquoted investments	6	–
Aggregate amount of provision made for non-current investments	2	–

2.10. Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Unsecured, considered good		
Capital advances	520	444
Electricity and other deposits	33	29
Rental deposits	43	39
Restricted deposits (Refer to *Note 2.26*) [1]	36	58
Other loans and advances		
Advance income taxes (net of provisions)	1,092	1,037
MAT credit entitlement	14	39
Prepaid expenses	10	15
Loans and advances to employees		
Housing and other loans	84	6
	1,832	1,667

[1] Balance held by controlled trusts

2.11. Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Others		
Advance to gratuity trust (Refer to *Note 2.22*)	31	15
	31	15

2.12. Trade receivables [1]

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	66	49
Less: Provision for doubtful debts	66	49
	–	–
Other debts		
Unsecured		
Considered good	7,083	5,882
Considered doubtful	29	36
	7,112	5,918
Less: Provision for doubtful debts	29	36
	7,083	5,882
	7,083	5,882
[1] Includes dues from companies where Directors are interested	21	7

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.13. Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	18,728	19,059
Others		
Deposits with financial institutions	3,104	1,532
	21,832	20,591

Cash and cash equivalents as at March 31, 2013 and March 31, 2012 include restricted cash and bank balances of ₹305 crore and ₹268 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees, cash and bank balances held by irrevocable trusts controlled by the Company and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

Particulars	As at March 31,	
	2013	2012
In current accounts		
ABN AMRO Bank, China	–	41
ABN AMRO Bank, China (U.S. dollar account)	–	2
ABN AMRO Bank, Denmark	1	–
ANZ Bank, Taiwan	2	2
Bank of America, Mexico	4	5
Bank of America, U.S.	904	598
Banamex, Mexico	–	1
Bank Zachodni WBK S.A.	3	–
Barclays Bank, U.K.	12	–
China Merchants Bank, China	1	–
Citibank NA, Australia	174	89
Citibank NA, Brazil	14	7
Citibank NA, China	46	2
Citibank NA, China (U.S. dollar account)	1	12
Citibank NA, Costa Rica	1	–
Citibank NA, Czech Republic	2	1
Citibank NA, Czech Republic (Euro account)	–	4
Citibank NA, Czech Republic (U.S. dollar account)	–	1
Citibank NA, Dubai	4	–
Citibank NA, India	14	1
Citibank NA, New Zealand	2	7
Citibank NA, South Africa	1	–
Citibank NA, Thailand	1	1
Citibank NA, Japan	16	9
Citibank EEFC (U.S. dollar account)	111	–
Commerzbank, Germany	8	–
Deutsche Bank, Belgium	10	6
Deutsche Bank, Czech Republic	3	1
Deutsche Bank, Czech Republic (Euro account)	5	1
Deutsche Bank, Czech Republic (U.S. dollar account)	2	2
Deutsche Bank, Germany	14	12
Deutsche Bank, Netherlands	11	3
Deutsche Bank, France	5	4

Particulars	As at March 31,	
	2013	2012
Deutsche Bank, Philippines (U.S. dollar account)	4	3
Deutsche Bank, Poland	12	1
Deutsche Bank, Poland (Euro account)	2	1
Deutsche Bank, Russia	1	–
Deutsche Bank, Russia (U.S. dollar account)	1	–
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Singapore	1	8
Deutsche Bank, Transze	1	–
Deutsche Bank, U.K.	70	32
Deutsche Bank, Spain	2	1
Deustche Bank, India	11	10
Deustche Bank – EEFC (Euro account)	21	9
Deustche Bank – EEFC (U.S. dollar account)	64	23
Deutsche Bank – EEFC (Swiss Franc account)	2	2
HSBC Bank, Brazil	2	–
ICICI Bank, India	50	20
ICICI Bank – EEFC (U.S. dollar account)	13	32
ICICI Bank – EEFC (GBP Sterling account)	6	1
ICICI Bank – EEFC (Euro account)	2	–
ICICI Bank, U.K.	–	2
ING Belgium	2	–
Landbouwkrediet, Belgium	1	–
National Australia Bank Limited, Australia	–	3
Nordbanken, Sweden	2	3
Royal Bank of Canada, Canada	15	5
RBS China	56	–
Shanghai Pudong Development Bank, China	1	–
Standard Chartered Bank, UAE	–	1
State Bank of India	–	1
The Bank of Tokyo – Mitsubishi UFJ, Ltd., Japan	1	1
UBS AG, Switzerland	1	–
Westpac, Australia	2	–
Commonwealth Bank of Australia, Australia	–	4
Punjab National Bank	3	1
Bank of New Zealand	–	12
	1,722	989

in ₹ crore

Particulars	As at March 31,	
	2013	2012
In deposit accounts		
ANZ Bank	6	–
Allahabad Bank	275	852
Andhra Bank	704	510
Axis Bank	1,060	806
Bank of America, Mexico	15	6
Bank of Baroda	1,919	1,733
Bank of India	1,891	1,500
Bank of Maharashtra	–	475
Bank of China, China	–	25
Canara Bank	2,056	1,559
Central Bank of India	1,262	752
Citibank N.A., China	79	23
Corporation Bank	779	395
DBS Bank	–	40
Deutsche Bank, Poland	55	41
Federal Bank	25	20
HDFC Bank	–	1,357
HSBC Bank, London	–	5
ICICI Bank	2,597	1,504
IDBI Bank	995	1,030
ING Vysya Bank	88	82
Indian Overseas Bank	441	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	280	175
National Australia Bank Limited, Australia	7	67
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	824	714
Punjab National Bank	–	1,314
Ratnakar Bank	5	5
State Bank of Hyderabad	700	580
State Bank of Mysore	–	249
South Indian Bank	65	60
Syndicate Bank	–	550
Union Bank of India	80	602
Vijaya Bank	380	153
Yes Bank	200	141
	16,814	17,951
In unpaid dividend accounts		
HDFC Bank – Unclaimed dividend account	1	1
ICICI Bank – Unclaimed dividend account	2	1
	3	2
In margin money deposits against guarantees		
Canara Bank	130	56
ICICI Bank	1	–
State Bank of India	58	61
	189	117
Deposits with financial institutions		
HDFC Limited	3,104	1,532
	3,104	1,532
Total cash and cash equivalents as per Balance Sheet	21,832	20,591

2.14. Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Unsecured, considered good		
Others		
Advances		
Prepaid expenses	79	51
For supply of goods and rendering of services	59	36
Withholding and other taxes receivable	800	682
Others	16	10
	954	779
Restricted deposits (Refer to *Note 2.26*)	762	492
Unbilled revenues	2,435	1,873
MAT credit entitlement (Refer to *Note 2.17*)	23	16
Interest accrued but not due	100	48

Particulars	As at March 31,	
	2013	2012
Loans and advances to employees		
Housing and other loans	2	56
Salary advances	137	103
Electricity and other deposits	34	37
Rental deposits	24	16
Premiums held in trust [1]	117	–
Mark-to-market gain on forward and options contracts	101	–
	4,689	3,420
Unsecured, considered doubtful		
Loans and advances to employees	6	4
	4,695	3,424
Less: Provision for doubtful loans and advances to employees	6	4
	4,689	3,420

[1] *These amounts represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity*

2.15. Other income

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Interest received on deposits with banks and others	1,797	1,807
Dividend received on investment in mutual fund units	225	27
Miscellaneous income, net	87	17
Gains / (losses) on foreign currency, net	256	53
	2,365	1,904

2.16. Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	22,033	17,793
Contribution to provident and other funds	455	459
Staff welfare	77	88
	22,565	18,340
Travel expenses		
Overseas travel expenses	1,384	993
Travelling and conveyance	125	129
	1,509	1,122
Cost of software packages and others		
For own use	629	492
Third party items bought for service delivery to clients	148	162
	777	654
Communication expenses		
Telephone charges	236	180
Communication expenses	125	94
	361	274

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Other expenses		
Office maintenance	316	284
Power and fuel	215	184
Brand building	95	90
Rent	249	190
Rates and taxes, excluding taxes on income	79	66
Repairs to building	39	42
Repairs to plant and machinery	44	41
Computer maintenance	84	64
Consumables	29	28
Insurance charges	45	36
Research grants	12	7
Marketing expenses	37	29
Commission charges	33	27
Printing and stationery	14	14
Professional membership and seminar participation fees	16	15
Postage and courier	19	13
Advertisements	5	6
Provision for post-sales client support and warranties	80	60
Commission to non-whole-time directors	8	8
Freight charges	1	1
Provision for bad and doubtful debts and advances	38	62
Books and periodicals	3	3
Auditor's remuneration	5	3
Bank charges and commission	5	4
Donations	11	26
Recruitment and training	8	5
Miscellaneous expenses	67	53
	1,557	1,361

2.17. Tax expense

in ₹ crore

	Year ended March 31,	
	2013	2012
Current tax		
Income taxes	3,518	3,313
Deferred taxes	(148)	54
	3,370	3,367

Income tax

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks (STPs) and Special Economic Zones (SEZs). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.18. Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,			
	2013		2012	
Contingent liabilities :				
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		19		23
Claims against the Company, not acknowledged as debts (1) [Net of amount paid to statutory authorities ₹1,114 crore (₹1,114 crore)]		535		72
Commitments :				
Estimated amount of unexecuted capital contracts (net of advances and deposits)		1,696		1,044
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	851	4,621	729	3,709
In Euro	62	431	38	258
In GBP	65	537	22	179
In AUD	70	396	23	122
Options outstanding				
In USD	–	–	50	254
		5,985		4,522

(1) Claims against the Company not acknowledged as debts include demand from the Indian income tax authorities for payment of additional tax of ₹1,088 crore (₹1,088 crore), including interest of ₹313 crore (₹313 crore) upon completion of their tax review for fiscal 2005, 2006, 2007 and 2008. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006, 2007 and 2008 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The Company is contesting the demand and the Management, including its tax advisors, believes that its position is likely to be upheld in the appellate process. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. The Company received a draft Assessment Order from the income tax authorities for an amount of ₹575 crore for fiscal 2009. As the Company is contesting this position like earlier years, the appellate authority would be approached upon receiving the final order.

The foreign exchange forward and option contracts mature between one and 12 months. The following table analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

Particulars	As at March 31,	
	2013	2012
Not later than one month	988	344
Later than one month and not later than three months	1,794	790
Later than three months and not later than one year	3,203	3,388
	5,985	4,522

The Company recognized a gain on derivative financial instruments of ₹77 crore and a loss of ₹299 crore during the years ended March 31, 2013 and March 31, 2012, respectively, which is included in other income.

2.19. Holding of Infosys in its subsidiaries and related party transactions

List of related parties :

Name of subsidiaries	Country	Holding as at March 31,	
		2013	2012
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Consulting Inc. (1)	U.S.	–	–
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.	100%	100%
Infosys BPO s.r.o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	U.S.	99.98%	99.98%
Portland Group Pty. Limited (2)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty. Limited (2)(4)	Australia	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Lodestone Holding AG (5)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc. (6)	Canada	100%	–
Lodestone Management Consultants Inc. (6)	U.S.	100%	–
Lodestone Management Consultants Pty. Limited (6)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (6)(7)	Thailand	100%	–
Lodestone Management Consultants AG (6)	Switzerland	100%	–
Lodestone Augmentis AG (6)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (6)(8)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (6)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	–
Lodestone Management Consultants SAS (6)	France	100%	–
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	–

Name of subsidiaries	Country	Holding as at March 31,	
		2013	2012
Lodestone Management Consultants GmbH [6]	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. [6]	China	100%	–
Lodestone Management Consultants Ltd. [6]	U.K.	100%	–
Lodestone Management Consultants B.V. [6]	Netherlands	100%	–
Lodestone Management Consultants Ltda. [6][8]	Brazil	99.99%	–
Lodestone Management Consultants sp. z.o.o. [6]	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. [6]	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. [6]	Romania	100%	–
Lodestone Management Consultants S.R.L. [6][9]	Argentina	100%	–

[1] *On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc., became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., were transferred to Infosys Limited.*

[2] *Wholly-owned subsidiaries of Infosys BPO.*

[3] *On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honorable High Court of Karnataka for its merger with Infosys Limited.*

[4] *On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Limited*

[5] *On October 22, 2012, Infosys acquired 100% voting interest in Loadstone Holding AG*

[6] *Wholly-owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012*

[7] *Liquidated effective February 14, 2013*

[8] *Majority-owned and controlled subsidiaries*

[9] *Incorporated effective January 10, 2013*

List of key management personnel

Whole-time Directors

S. Gopalakrishnan, S. D. Shibulal, Srinath Batni, V. Balakrishnan, Ashok Vemuri, B. G. Srinivas.

Executive Council members

U. B. Pravin Rao, U. Ramadas Kamath, Chandrashekar Kakal, Nandita Gurjar, Stephen R. Pratt, Basab Pradhan, Prasad Thrikutam, Rajiv Bansal (effective November 1, 2012).

Non-whole-time Directors

K. V. Kamath, Deepak M. Satwalekar, Dr. Omkar Goswami, David L. Boyles, Sridar A. Iyengar (retired with effect from August 13, 2012), Prof. Jeffrey S. Lehman, R. Seshasayee, Ann M. Fudge, Ravi Venkatesan.

Related party transactions

During the year ended March 31, 2013, an amount of ₹10 crore (₹20 crore for the year ended March 31, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain Directors and officers of the Company are trustees.

Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts.

The following table describes the compensation to key managerial personnel who comprise Directors and members of Executive Council:

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Salaries and other employee benefits	51	46

2.20. Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) [1]		
Capital	3	–
Revenue	247	75
Other R&D Expenditure		
Capital	3	5
Revenue	699	601
Total R&D Expenditure		
Capital	6	5
Revenue	946	676

[1] *DSIR has accorded weighted deduction approval for Finacle and Infosys Labs R&D centers of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Thiruvananthapuram locations. The approval is effective November 23, 2011. The eligible R&D revenue and capital expenditure are ₹247 crore and ₹3 crore for the year ended March 31, 2013 and ₹75 crore towards revenue expenditure for the year ended March 31, 2012.*

2.21. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Group reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the 'management approach', as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily Financial Services and Insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in Manufacturing (MFG), enterprises in the Energy, Utilities, Communications and Services (ECS) and enterprises in Retail, Consumer Packaged Goods, Logistics and Life Sciences (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore. North America comprises the U.S., Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the U.K., and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in

relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Group.

Fixed assets used in the Group's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Years ended March 31, 2013 and *March 31, 2012* :

in ₹ crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	13,680	8,888	8,129	9,655	40,352
	11,830	*6,933*	*7,233*	*7,738*	*33,734*
Identifiable operating expenses	6,085	4,243	3,721	4,253	18,302
	5,025	*3,033*	*3,011*	*3,214*	*14,283*
Allocated expenses	3,460	2,351	2,151	2,555	10,517
	2,965	*1,824*	*1,903*	*2,036*	*8,728*
Segmental operating income	4,135	2,294	2,257	2,847	11,533
	3,840	*2,076*	*2,319*	*2,488*	*10,723*
Unallocable expenses					1,099
					928
Other income					2,365
					1,904
Profit before tax					12,799
					11,699
Tax expense					3,370
					3,367
Profit for the period					9,429
					8,332

Geographic segments

Years ended March 31, 2013 and *March 31, 2012* :

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	25,103	9,338	841	5,070	40,352
	21,537	*7,401*	*748*	*4,048*	*33,734*
Identifiable operating expenses	11,263	4,308	500	2,231	18,302
	9,096	*3,214*	*369*	*1,604*	*14,283*
Allocated expenses	6,622	2,442	189	1,264	10,517
	5,664	*1,911*	*168*	*985*	*8,728*
Segmental operating income	7,218	2,588	152	1,575	11,533
	6,777	*2,276*	*211*	*1,459*	*10,723*
Unallocable expenses					1,099
					928
Other income, net					2,365
					1,904
Profit before tax					12,799
					11,699
Tax expense					3,370
					3,367
Profit for the period					9,429
					8,332

2.22. Gratuity plan

The following table set out the status of the Gratuity Plan as required under AS 15. Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in ₹ crore

Particulars	As at March 31,				
	2013	2012	2011	2010	2009
Obligations at year beginning	600	480	325	267	224
Service cost	201	157	178	80	51
Interest cost	37	39	25	19	16
Actuarial (gain) / loss	(25)	(6)	17	(5)	1
Benefits paid	(92)	(70)	(65)	(36)	(25)
Curtailment gain	(69)	–	–	–	–
Obligations at year end	652	600	480	325	267
Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Group.					
Change in plan assets					
Plan assets at year beginning, at fair value	613	480	327	268	236
Expected return on plan assets	60	49	36	25	17
Actuarial gain	–	–	–	1	5
Contributions	100	154	182	69	35
Benefits paid	(92)	(70)	(65)	(36)	(25)
Plan assets at year end, at fair value	681	613	480	327	268
Reconciliation of present value of the obligation and the fair value of the plan assets :					
Fair value of plan assets at the end of the year / period	681	613	480	327	268
Present value of the defined benefit obligations at the end of the year	652	600	480	325	267
Asset recognized in the Balance Sheet	31	15	2	2	1
Liability recognized in the Balance Sheet	2	2	2	–	–
Assumptions					
Interest rate	7.95%	8.57%	7.98%	7.82%	7.01%
Estimated rate of return on plan assets	9.51%	9.45%	9.36%	9.00%	7.01%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	5.10%

Net gratuity cost for the years ended March 31, 2013 and March 31, 2012 comprises of the following components:

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Gratuity cost for the year		
Service cost	201	157
Interest cost	37	39
Expected return on plan assets	(60)	(49)
Actuarial (gain) / loss	(25)	(6)
Curtailment	(69)	–
Plan amendment amortization	(4)	(4)
Net gratuity cost	80	137
Actual return on plan assets	60	49

Gratuity cost, as disclosed above, is included under employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As at March 31, 2013 and March 31, 2012, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately ₹73 crore to the gratuity trust during fiscal 2014.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2013 and March 31, 2012 amounted to ₹15 crore and ₹18 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

During the year, the Company has aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of ₹69 crore which has been recognized in the Statement of Profit and Loss for the year ended March 31, 2013.

2.23. Provident Fund

The Group contributed ₹268 crore and ₹238 crore towards Provident Fund during the years ended March 31, 2013 and March 31, 2012, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established Provident Funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of Provident Fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the following assumptions there is no shortfall as at March 31, 2013, 2012, 2011, 2010 and 2009, respectively.

The details of fund and plan asset position are as follows:

in ₹ crore

Particulars	As at March 31,				
	2013	2012	2011	2010	2009
Plan assets at year end, at fair value	2,399	1,816	1,579	1,295	997
Present value of benefit obligation at year end	2,399	1,816	1,579	1,295	997
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,				
	2013	2012	2011	2010	2009
Government of India (GOI) bond yield	8.05%	8.57%	7.98%	7.83%	7.01%
Remaining term of maturity	8	8	7	7	6
Expected guaranteed interest rate	8.25%	8.25%	9.50%	8.50%	8.50%

2.24. Superannuation

The Group contributed ₹176 crore and ₹142 crore to the superannuation trust during the years ended March 31, 2013 and March 31, 2012, respectively.

2.25. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2013	2012
Number of shares considered as basic weighted average shares outstanding	57,13,99,238	57,13,65,494
Add: Effect of dilutive issues of shares / stock options	853	30,648
Number of shares considered as weighted average shares and potential shares outstanding	57,14,00,091	57,13,96,142

2.26. Restricted deposits

Deposits with financial institutions as at March 31, 2013 include ₹798 crore (₹550 crore as at March 31, 2012) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.27. Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of ₹1,187 crore and a deferred consideration of ₹608 crore.

The assets and liabilities taken over on Lodestone acquisition are as follows:

in ₹ crore

Particulars	
Tangible assets	28
Cash	30
Net current assets excluding cash	57
Deferred tax assets	18
Borrowings	(89)
Net assets taken over on acquisition	44
Goodwill	1,143
Consideration	1,187

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. An amount of ₹85 crore, representing the proportionate charge of the deferred consideration has been recognized as an expense during the year ended March 31, 2013.

2.28. Litigation

On May 23, 2011, we received a subpoena from a grand jury in the U.S. District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the U.S. Attorney's Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney's Office regarding this matter, however, we cannot predict the outcome of such discussions.

In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the U.S. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney's Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition.

2.29. Schedules to Cash Flow Statements

2.29.1. Change in trade receivables

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2013	2012
As per the Balance Sheet	7,083	5,882
Less: Trade receivables taken over upon acquisition of Lodestone	212	–
Less: Trade receivables taken over upon acquisition of Portland Group	–	40
Less: Opening balance considered	5,882	4,653
	989	1,189

2.29.2. Change in loans and advances and other assets

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
As per the Balance Sheet (current and non current)	6,552	5,102
Less: Loans and advances and other assets taken over upon acquisition of Portland Group	–	4
Less: Loans and advances and other assets taken over upon acquisition of Lodestone	150	–
Gratuity obligation – unamortized amount relating to plan amendment [1]	15	18
Interest accrued but not due	100	48
MAT credit entitlement	37	55
Advance income taxes	1,092	1,037
Capital Advance	520	444
	4,638	3,496
Less: Opening balance considered [2]	3,500	2,646
	1,138	850

[1] *Refer to Note 2.22*

[2] *includes ₹4 crore of loans and advances and other assets taken over upon acquisition of Portland Group for the year ended March 31, 2013*

2.29.3. Change in liabilities and provisions

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
As per the Balance Sheet (current and non current)	8,281	7,025
Less: Liabilities and provision taken over upon acquisition of Portland Group	–	23
Liabilities and provision taken over upon acquisition of Lodestone	292	–
Unpaid dividend	3	2
Retention monies	79	51
Gratuity obligation – unamortized amount relating to plan amendment	15	18
Payables for acquisition of business	114	74
Provisions separately considered in Cash Flow Statement		
Income taxes	1,329	1,054
Proposed dividend	1,550	1,837
Tax on dividend	263	298
	4,636	3,668
Less: Opening balance considered [1]	3,691	3,048
	945	620

[1] *includes ₹23 crore of liabilities and provisions taken over upon acquisition of Portland Group for the year ended March 31, 2013*

2.29.4. Income taxes paid

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Charge as per the Profit and Loss account	3,370	3,367
Add / (Less): Increase / (Decrease) in advance income taxes	55	44
Increase / (Decrease) in deferred taxes [1]	166	(48)
Deferred taxes taken over upon acquisition of Lodestone	(18)	–
Income tax provision taken over upon acquisition of Lodestone	13	–
Increase / (Decrease) in MAT credit entitlement	(18)	(8)
(Increase) / Decrease in income tax provision	(275)	(237)
Income tax benefits arising from exercise of stock options	–	(1)
	3,293	3,117

[1] *excludes exchange difference of ₹18 crore and ₹8 crore for the years ended March 31, 2013 and March 31, 2012, respectively.*

2.29.5. Payment towards capital expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Additions as per the Balance Sheet [1]	2,709	1,227
Less: Profit on sale of tangible assets	1	2
Less: Fixed assets taken over upon acquisition of Portland Group	–	3
Less: Fixed assets taken over upon acquisition of Lodestone	58	–
Less: Goodwill recognized upon acquisition of Portland Group	–	175
Less: Goodwill recognized upon acquisition of Lodestone	1,143	–
Less: Goodwill recognized upon acquisition of Seabury & Smith	10	–
Less: Opening capital work-in-progress	590	264
Add: Closing capital work-in-progress	1,140	590
Add: Opening retention monies	51	26
Less: Closing retention monies	79	51
Add: Closing capital advance	520	444
Less: Opening capital advance	444	261
	2,095	1,531

[1] *excludes exchange fluctuation of ₹24 crore and ₹50 crore (excluding exchange fluctuation of ₹14 crore and ₹29 crore on deductions) as at March 31, 2013 and March 31, 2012, respectively.*

2.29.6. Investment / (disposal) of other investments

in ₹ crore

Particulars	Year ended March 31,	
	2013	2012
Opening balance considered	372	140
Less: Closing balance	2,116	368
	(1,744)	(228)

2.29.7. Interest and dividend received

Particulars	Year ended March 31, 2013	2012
Interest and dividend income as per Profit and Loss account	2,022	1,834
Add: Opening interest accrued but not due	48	25
Less: Closing interest accrued but not due	100	48
	1,970	1,811

2.30. Function-wise classification of Statement of Profit and Loss

in ₹ crore

Statement of Profit and Loss account for the	Year ended March 31, 2013	2012
Income from software services and products	40,352	33,734
Software development expenses	24,179	18,871
GROSS PROFIT	16,173	14,863
Selling and marketing expenses	2,034	1,757
General and administration expenses	2,606	2,383
	4,640	4,140
OPERATING PROFIT BEFORE DEPRECIATION	11,533	10,723
Depreciation and amortization	1,099	928
OPERATING PROFIT	10,434	9,795
Other income	2,365	1,904
PROFIT BEFORE TAX	12,799	11,699
Tax expense :		
Current tax	3,518	3,313
Deferred tax	(148)	54
PROFIT FOR THE PERIOD	9,429	8,332

2.31. Details of rounded off amounts

The financial statements are presented in ₹ crore. Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest ₹ crore are given as follows :

Balance Sheet Items

in ₹ crore

Note	Description	As at March 31, 2013	2012
2.7	Fixed assets – Buildings		
	Depreciation on deletions	0.05	–
	Fixed assets – Leasehold improvements		
	Deletion during the period	0.33	–

Statement of Profit and Loss Items

in ₹ crore

Note	Description	Year ended March 31, 2013	2012
Statement of Profit and Loss	Minority interest	0.09	0.06
	Additional dividend	–	0.02

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	Deepak M. Satwalekar *Director*
	Dr. Omkar Goswami *Director*	David L. Boyles *Director*	Prof. Jeffrey S. Lehman *Director*	R. Seshasayee *Director*
	Ann M. Fudge *Director*	Ravi Venkatesan *Director*	Srinath Batni *Director*	V. Balakrishnan *Director*
Bangalore April 12, 2013	Ashok Vemuri *Director*	B. G. Srinivas *Director*	Rajiv Bansal *Chief Financial Officer*	N. R. Ravikrishnan *Company Secretary*

Corporate governance report

"The highest level of compliance is the best form of corporate governance."

N. R. Narayana Murthy
Chairman Emeritus, Infosys Limited

Our corporate governance philosophy

Corporate governance is an ethically driven business process that is committed to values and conduct aimed at enhancing an organization's wealth generating capacity. This is ensured by taking ethical business decisions and conducting the business with a firm commitment to values, while meeting stakeholders' expectations. At Infosys, it is imperative that our Company affairs are managed in a fair and transparent manner. Good corporate governance ensures that we engage in democratic and open processes and are held accountable for our business decisions. This is vital to gain and retain investor trust.

Corporate governance norms and processes ensure effective engagement with the changing business environment. These, of course, have matured with time. The Cadbury Report published in the U.K. in 1992 was one such significant event in modern corporate governance, which recommended the arrangement of company boards and accounting systems to reduce corporate governance risks and failures. In 2002, the enactment of the Sarbanes-Oxley Act resulted in the top management individually certifying the accuracy of their company's financial information. The Dodd-Frank Wall Street Reform and Consumer Protection Act looks to build a safer, more stable financial system – one that provides a robust foundation for lasting economic growth and job creation.

We at Infosys consider it our inherent responsibility to disclose timely and accurate information regarding our financials and performance, as well as the leadership and governance of the Company.

The Board of Directors ('the Board') is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of all our stakeholders. We believe that an active, well-informed and independent Board is necessary to ensure the highest standards of corporate governance. It is well recognized that an effective Board of Directors is a pre-requisite for strong and effective corporate governance. Our Board is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of all our stakeholders. Our Board exercises its fiduciary responsibilities in the widest sense of the term.

Our corporate governance philosophy is based on the following principles:

- Corporate governance standards should go beyond the law and satisfy the spirit of the law, not just the letter of the law.
- When in doubt, disclose. Ensure transparency and maintain a high level of disclosure.
- Clearly distinguish between personal conveniences and corporate resources
- Communicate externally, and truthfully about how the Company is run internally
- Comply with the laws of all the countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- The Management is the trustee of the shareholders' capital and not the owner

As at March 31, 2013, the majority of our Board members – eight out of 14 – are independent members. Further, we have audit, compensation, investor grievance, nominations and risk management committees, which comprise Independent Directors. As part of our commitment to follow global best practices, we comply with the Euro shareholders Corporate Governance Guidelines, 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact (UNGC) policy. Further, a note on our compliance with the corporate governance guidelines of six countries (Australia, Canada, France, Germany, Japan and the U.K.) in their national languages is available on our website, *www.infosys.com*

Corporate governance ratings

CRISIL

For several years now, CRISIL has consistently assigned us the 'CRISIL Governance and Value Creation (GVC) Level 1' rating. This GVC rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned the 'Corporate Governance Rating (CGR) 1' rating to our practices. The rating is the highest on ICRA's scale of CGR 1 to CGR 6. We are the first company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, disclosures encompassing all important aspects of our operations, and our excellent track record in investor servicing. ICRA has also appreciated our Board composition as reasonably sized, cohesive and articulate. The rating also implies that we follow practices that provide our financial stakeholders the highest level of assurance on the quality of corporate governance.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes in place to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines regularly to achieve our stated objectives.

A. Board composition

Size and composition of the Board

The current policy is to have an appropriate mix of Executive and Independent Directors to maintain the independence of the Board, and separate its functions of governance and management. As at March 31, 2013, the Board consists of 14 members, six of whom are Executive or whole-time Directors, and eight are Independent Directors.

Two of the Executive Directors are our Founders. The Board periodically evaluates the need for change in its composition and size.

Composition of the Board, and directorships held as at March 31, 2013

Name of the Director	Age	India listed companies [1]	All companies around the world [2]	Committee memberships [3]	Chairperson of committees [3]
Founders and whole-time Directors					
S. Gopalakrishnan	58	–	1	–	–
S. D. Shibulal	58	–	3	–	–
Whole-time Directors					
Srinath Batni	58	–	4	–	–
V. Balakrishnan	48	–	5	2	1
Ashok Vemuri	44	–	4	–	–
B. G. Srinivas	52	–	7	–	–
Independent Directors					
Deepak M. Satwalekar	64	4	9	4	1
Dr. Omkar Goswami	56	7	13	10	4
David L. Boyles	64	–	2	–	–
Prof. Jeffrey S. Lehman	56	–	2	–	–
K. V. Kamath	65	1	3	–	–
R. Seshasayee	64	4	10	3	–
Ravi Venkatesan	50	–	3	1	–
Ann M. Fudge	61	–	4	–	–

Notes : There are no inter-se relationships between our Board members.

[1] Excluding directorship in Infosys Limited and its subsidiaries.

[2] Directorships in companies around the world (listed, unlisted and private limited companies), including Infosys Limited and its subsidiaries.

[3] As required by Clause 49 of the Listing Agreement, the disclosure includes memberships / chairpersonship of the audit committee and investor grievance committee in Indian public companies (listed and unlisted).

Responsibilities of the Independent Chairman, the Executive Co-Chairman and the CEO and Managing Director

Our current policy is to have an Independent Chairman of the Board – K. V. Kamath, an executive Co-Chairman – S. Gopalakrishnan, and a Chief Executive Officer (CEO) and Managing Director – S. D. Shibulal.

The responsibility and authority of these officials are as follows :

- The Chairman of the Board is the leader of the Board. As Chairman, he will be responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. As an Independent Chairman of the Board, he will bring an independent perspective to that role.
- The Executive Co-Chairman will be responsible for working with the CEO to maintain strong channels of communication between the Company's management and the Board of Directors, and for ensuring that the Directors receive all appropriate information in a timely manner.
- The CEO is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business targets and acquisitions. The CEO, the other Executive Directors, and senior management personnel are responsible for achieving targets. They make periodic presentations to the Board on their responsibilities and performance.

Board definition of Independent Directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an Independent Director is a person who is not an officer or employee of the Company or its subsidiaries. Nor is he an individual having a material pecuniary relationship or transactions with the Company which, in the opinion of our Board of Directors, would interfere in exercising independent judgment and carrying out the responsibilities of a Director. We adopted a much stricter definition of independence as required by the NYSE listing rules and the Sarbanes-Oxley Act, U.S.

Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech IT services company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members are between 40 and 60 years of age, and are not related to any Executive Directors or Independent Directors. They are not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us.

Selection of new Directors

The Board is responsible for the selection of new Directors. The Board delegates the screening and selection process involved in selecting new directors to the nominations committee, which consists exclusively of Independent Directors. The nominations committee in turn makes recommendations to the Board on the induction of any new Directors.

Membership term

The Board constantly evaluates the contribution of the members and periodically shares updates with the shareholders about re-appointments according to the existing statute. The current law in India mandates the retirement of one-third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive Directors are appointed by the shareholders for the tenure of a maximum period of five years, but are eligible for re-appointment upon completion of their term. Subject to the applicable provisions of law, non-Executive Directors generally serve for a period of nine years (three terms of three years each) or up to the age of retirement, whichever is earlier.

Retirement policy

The age of retirement for all Executive Directors is 60 years. The nominations committee may, at its discretion, determine their continuation as members of the Board upon superannuation / retirement. The age of retirement for non-Executive Directors and Independent Directors is 65 years. The age of retirement for Independent Directors joining the Board on or after October 15, 2010, is 70 years. An independent Board Chair is generally permitted to serve in the capacity until the age of 70 years.

Succession planning

The nominations committee works with the Board to plan for an orderly succession of leadership within the Board and the Company, and maintain contingency plans for succession in case of any exigencies.

Board compensation policy

The compensation committee determines and recommends to the Board the compensation payable to the Directors. All Board-level compensation is approved by the shareholders and separately disclosed in the financial statements. Remuneration for the Executive Directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the Executive Directors based on a detailed performance-related matrix. The annual compensation of the Executive Directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

The compensation payable to the Independent Directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 1956. The performance of Independent Directors is reviewed by the Board on an annual basis.

Cash compensation paid to Directors in fiscal 2013

In ₹ crore

Name of the Director	Fixed salary				Bonus / Incentives	Commission	Total	Notice period (in months)
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary				
Founders and whole-time Directors								
S. Gopalakrishnan	0.36	0.12	0.08	0.56	0.09	–	0.65	6
S. D. Shibulal	0.36	0.12	0.08	0.56	0.09	–	0.65	6
Whole-time Directors								
Srinath Batni	0.48	0.16	0.11	0.75	1.45	–	2.20	6
V. Balakrishnan	0.46	0.16	0.10	0.72	1.29	–	2.01	6
B. G. Srinivas	3.38	0.59	–	3.97	0.96	–	4.93	6
Ashok Vemuri	3.86	0.03	–	3.89	1.02	–	4.91	6
Independent Directors								
Deepak M. Satwalekar	–	–	–	–	–	0.79	0.79	NA
Dr. Omkar Goswami	–	–	–	–	–	0.70	0.70	NA
Sridar A. Iyengar [1]	–	–	–	–	–	0.46	0.46	NA
David L. Boyles	–	–	–	–	–	0.98	0.98	NA
Prof. Jeffrey S. Lehman	–	–	–	–	–	0.98	0.98	NA
K. V. Kamath	–	–	–	–	–	1.38	1.38	NA
R. Seshasayee	–	–	–	–	–	0.70	0.70	NA
Ann M. Fudge	–	–	–	–	–	0.98	0.98	NA
Ravi Venkatesan	–	–	–	–	–	0.79	0.79	NA

Notes : None of the above Directors is eligible for any severance pay, and none of them holds any stock options as at March 31, 2013.

(1) For the period April 1, 2012 to August 12, 2012

Shares / ADS held by Independent Directors as at March 31, 2013

In numbers

	Equity shares	ADS
Deepak M. Satwalekar	56,000	–
Dr. Omkar Goswami	7,900	–
David L. Boyles	–	2,000
Prof. Jeffrey S. Lehman	–	–
K. V. Kamath	–	–
R. Seshasayee	62	–
Ann M. Fudge	–	–
Ravi Venkatesan	110	–

Non-Executive / Independent Directors' remuneration

Section 309 of the Companies Act, 1956, states that a Director, who is not in the whole-time employment of the Company, or a Managing Director, may be paid remuneration by way of commission, if the Company, by special resolution, authorizes such payment. Members of the Company, at the Annual General Meeting held on June 22, 2007, approved by way of a special resolution the payment of remuneration in the form of commission to non-Executive Directors, at a sum not exceeding 1% per annum of our net profits for each year for a period of five years, from April 1, 2008 to March 31, 2013. We have paid ₹ 7.76 crore (US $1,429,167) as commission to our non-Executive Directors for the year ended March 31, 2013.

The aggregate amount was arrived at according to the following criteria :

	in ₹ crore	US $
Fixed Board fee	0.41	75,000
Board attendance fee [1]	0.14	25,000
Independent Board Chair fee	0.81	150,000
Chairperson – audit committee	0.16	30,000
Members – audit committee	0.11	20,000
Chairperson – other committees	0.11	20,000
Members – other committees	0.05	10,000
Travel fee (per meeting) [2]	0.05	10,000

Notes : 1 US $ = ₹ 54.29

(1) The Company normally has five regular Board meetings in a year. Independent Directors are expected to attend four quarterly Board meetings and the Annual General Meeting in person.

(2) For Directors based overseas. Travel fee shown is as per the Board meeting. This is based on the fact that these Independent Directors have to spend at least two additional days in travel while attending Board meetings in India.

The Board believes that the above commission structure is commensurate with global best practices in terms of remunerating non-Executive / Independent Directors of a Company of similar size, and adequately compensates for the time and contribution made by our non-Executive / Independent Directors.

Memberships in other Boards

Executive Directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the Boards of two other business entities, provided that such business entities are not in direct competition with our business operations. Executive Directors are also allowed to serve on the Boards of corporate or government bodies whose interests are germane to the future of the IT and software business, or the key economic institutions of the nation, or whose prime objective is to benefit society. Independent Directors are not expected to serve on the Boards of competing companies. Other than this, there are no limitations except those imposed by law and good corporate governance practices. The outside directorships held by each of our Directors are listed in the Composition of the Board and Directorships table in this section.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The Chairperson of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO, and distribute these in advance to the Directors. Every Board member can suggest inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the Annual General Meeting of the shareholders. Additional meetings are held when necessary. Independent Directors are expected to attend at least four Board meetings in a year. However, with the Board being represented by Independent Directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. Hence, we use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. Six Board meetings were held during the year ended March 31, 2013. These were held on April 13, 2012; June 9, 2012 (coinciding with the Annual General Meeting of the shareholders); July 12, 2012; September 10, 2012; October 12, 2012, and January 11, 2013.

Attendance of Directors during fiscal 2013

Name of the Director	No. of meetings	
	Held	Attended
K. V. Kamath	6	6
S. Gopalakrishnan	6	5
S. D. Shibulal	6	6
Deepak M. Satwalekar	6	6
Dr. Omkar Goswami	6	5
Sridar A. Iyengar [1]	6	3
David L. Boyles	6	5
Prof. Jeffrey S. Lehman	6	5
R. Seshasayee	6	5
Ravi Venkatesan	6	6
Ann M. Fudge	6	5
Srinath Batni	6	6
V. Balakrishnan	6	6
Ashok Vemuri	6	4
B. G. Srinivas	6	6

Notes : All the above Directors, except R. Seshasayee, attended the Annual General Meeting held on June 9, 2012

[1] Sridar A. Iyengar retired from the Board on August 13, 2012

Availability of information to Board members

The Board has unfettered and complete access to any information within the Company, and to any of our employees. At Board meetings, managers who can provide additional insights into the items being discussed are invited.

Regular updates provided to the Board include :

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, risk management and investor grievance committees, as well as abstracts of circular resolutions passed
- The Board minutes of the subsidiary companies
- General notices of interest received from Directors
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of the CFO and Company Secretary, if any
- Materially important litigations, show-cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and issues related to material effluents or pollution
- Any materially relevant defaults in financial obligations to and by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies, or collaboration agreements
- Transactions that involve substantial payments toward goodwill, brand equity or IP
- Any significant development involving human resources management
- Sale of a material nature, or of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance to any regulatory, statutory or listing requirements, as well as to shareholder services, such as non-payment of dividend and delays in share transfer

Discussion with Independent Directors

The Board's policy is to regularly have separate meetings with Independent Directors, to update them on all business-related issues and new initiatives. At such meetings, the Executive Directors and other members of the Management make presentations on relevant issues.

In addition, our Independent Directors meet periodically at an executive session that does not have any of the Executive Directors or members of the Management in attendance.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and Directors, the Management, subsidiaries or relatives, except for those disclosed in the financial statements for the year ended March 31, 2013.

C. Board committees

Currently, the Board has five committees: the audit committee, compensation committee, nominations committee, investor grievance committee and risk management committee. All committees consist entirely of Independent Directors.

The Board, in consultation with the nominations committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nominations committee.

The Chairperson of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee ('the committee') comprises three Independent Directors:

- Deepak M. Satwalekar, *Chairperson*
- R. Seshasayee
- Ravi Venkatesan

The Company Secretary acts as the Secretary to the Committee.

In India, we are listed on the Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE). We are also listed on the New York Stock Exchange (NYSE), NYSE Euronext Paris and the NYSE Euronext London stock exchanges. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommends that every listed company adopt an audit committee charter. This recommendation has also been adopted by the NYSE.

The primary objective of the committee is to monitor and provide an effective supervision of the Management's financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditor, and notes the processes and safeguards employed by each of them. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor.

The audit committee charter is available on our website, *www.infosys.com*

Audit committee attendance during fiscal 2013

Four audit committee meetings were held during the year – on April 12, 2012; July 11, 2012; October 11, 2012, and January 10, 2013.

	No. of meetings	
	Held	Attended
Deepak M. Satwalekar	4	4
Sridar A. Iyengar [1]	4	2
R. Seshasayee	4	4
Ravi Venkatesan	4	4

[1] *Ceased to be a member of the committee with effect from August 13, 2012*

Audit committee report for the year ended March 31, 2013

Each member of the committee is an Independent Director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board of Directors the appointment of the Company's internal and independent auditors.

In this context, the committee discussed with the Company's auditors the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with the Indian GAAP and International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The committee discussed with the auditors, in the absence of the Management (whenever necessary), the Company's audited financial statements, including the auditors' judgment about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgment and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Volume1. AU section 380) – The auditor's communication with those charged with governance, and by the Sarbanes-Oxley Act of 2002.

Relying on the review and discussions conducted with the Management and the independent auditors, the committee believes that the Company's financial statements are fairly presented in conformity with Indian GAAP and IFRS.

The committee has also reviewed the internal control over financial reporting put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the Company's internal control over financial reporting.

The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided to the committee written disclosures and a letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the auditor's communications with the committee concerning independence, based on which the committee discussed the auditors' independence with both the Management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the independent auditors. Moreover, the committee considered whether any non-audit services provided by the independent audit firm could impair such auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board of Directors to the New York Stock Exchange (NYSE) and NYSE Euronext, London and Paris under the relevant rules of the exchanges on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit committee charter.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors:

- The audited abridged financial statements prepared as per Indian GAAP of Infosys Limited for the year ended March 31, 2013 be

accepted by the Board of Directors as a true and fair statement of the financial status of the Company.

- The audited financial statements prepared as per Indian GAAP of Infosys Limited for the year ended March 31, 2013 be accepted by the Board of Directors as a true and fair statement of the financial status of the Company.
- The audited consolidated financial statements prepared as per Indian GAAP of Infosys Limited and its subsidiaries for the year ended March 31, 2013 be accepted by the Board of Directors as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements prepared in Indian rupee as per IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2013 be accepted by the Board of Directors as a true and fair statement of the financial status of the Group.
- The audited consolidated financial statements prepared in U.S. dollar as per IFRS of Infosys Limited and its subsidiaries for the year ended March 31, 2013, upon adoption by this committee, be accepted by the Board of Directors as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission.

The committee has recommended to the Board of Directors the re-appointment of M/s. B S R & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal ending March 31, 2014, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board of Directors the appointment of KPMG, India, as independent auditors of the Company for the IFRS financial statements, for the fiscal year ending March 31, 2014.

The committee recommended the appointment of Singhvi, Dev & Unni (SDU), Chartered Accountants, as the internal auditors of the Company for the fiscal ending March 31, 2014, to review various operations of the Company, and determined and approved the fees payable to them. The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Mumbai
April 11, 2013

Deepak M. Satwalekar
Chairperson

2. Compensation committee

Our compensation committee ('the committee') comprises three Independent Directors. They are:

- Ann M. Fudge, *Chairperson*
- David L. Boyles
- Ravi Venkatesan

The purpose of the compensation committee of the Board shall be to discharge the Board's responsibilities relating to compensation of the Company's executive directors and senior management. The committee has the overall responsibility of approving and evaluating the compensation plans, policies and programs for executive directors and senior management.

The committee shall annually review and approve for the CEO, the Executive Directors and Executive Council: (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

The committee, in consultation with the CEO, shall review the performance of all the Executive Directors each quarter or at such intervals as may be necessary, on the basis of the detailed performance parameters set for each of the Executive Directors at the beginning of the year. The committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The compensation committee charter is available on our website, *www.infosys.com*

Compensation committee attendance during fiscal 2013

Four compensation committee meetings were held during the year ended March 31, 2013. These were held on April 13, 2012; July 12, 2012; October 12, 2012, and January 11, 2013.

	No. of meetings	
	Held	Attended
Ann M. Fudge	4	4
Ravi Venkatesan	4	4
David L. Boyles	4	4

Compensation committee report for the year ended March 31, 2013

During the year, the committee reviewed the performance of all whole-time Directors and members of the Executive Council based on detailed performance parameters set for each of the whole-time Directors and Executive Council members, and approved the payment of individual performance incentives to each one of them. The committee has also evaluated the usefulness of such performance parameters and suggested necessary changes to the same. The-committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company.

During the same period, the committee reviewed compensation models used in the company across geographies. Based on its review, the committee recommended changes to the global compensation model in the U.S. and the restructure of the salary components in India. Further, the committee also decided to include Management development in its charter.

Apart from the said disclosures, none of the Directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiaries were party, during the fiscal.

Sd/-

Bangalore
April 11, 2013

Ann M. Fudge
Chairperson

3. Nominations committee

Our nominations committee ('the committee') comprises three Independent Directors:

- Prof. Jeffrey S. Lehman, *Chairperson*
- Ravi Venkatesan
- Ann M. Fudge

The purpose of the nominations committee of the Board of Infosys Limited is to oversee the Company's nomination process for the top-level Management and specifically to identify, screen and review individuals qualified to serve as Executive Directors, non-Executive Directors and Independent Directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders.

The nominations committee also makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled by the Board.

The nominations committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The committee will review

and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for the nomination to the Board.

The committee coordinates and oversees the annual self-evaluation of the performance of the Board and of Individual Directors in the governance of the Company.

The nominations committee charter is available on our website, *www.infosys.com*

Nominations committee attendance during fiscal 2013

Four committee meetings were held during the fiscal year ended March 31, 2013. These were held on April 13, 2012; July 12, 2012; October 12, 2012, and January 11, 2013.

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	4	4
Ravi Venkatesan	4	4
Ann M. Fudge	4	4

Nominations committee report for the year ended March 31, 2013

The nominations committee believes that a sound succession planning of the senior leadership is the most important ingredient for creating a robust future for the Company. Therefore, the committee has adopted a rigorous process to ensure that the Board selects the right candidates for senior leadership positions.

During the year, the committee discussed the retirement of members of the Board according to statutory requirements. As a third of the members have to retire every year based on their date of appointment, S. D. Shibulal, Srinath Batni, Deepak M. Satwalekar, Dr. Omkar Goswami and R. Seshasayee will retire at the ensuing Annual General Meeting. The committee considered their performance and recommended that the shareholders consider the necessary resolutions for the re-appointment of these members.

During the year, the committee also coordinated and oversaw the annual performance self-evaluation of the Board and of individual Directors in the governance of the Company.

Sd/-

Bangalore
April 12, 2013

Prof. Jeffrey S. Lehman
Chairperson

4. Investor grievance committee

Our investor grievance committee ('the committee') comprises three Independent Directors:

- Dr. Omkar Goswami, *Chairperson*
- Deepak M. Satwalekar
- Prof. Jeffrey S. Lehman

N. R. Ravikrishnan, Company Secretary, is the Compliance Officer.

Investor grievance committee attendance during fiscal 2013

The committee has the mandate to review and redress shareholder grievances. Four committee meetings were held during the year ended March 31, 2013. These were held on April 13, 2012; July 12, 2012; October 12, 2012, and January 11, 2013.

	No. of meetings	
	Held	Attended
Dr. Omkar Goswami	4	4
Deepak M. Satwalekar	4	4
Prof. Jeffrey S. Lehman	4	4

Investor grievance committee report for the year ended March 31, 2013

The committee expresses satisfaction with the Company's performance in dealing with investor grievances, and in its share-transfer system.

The details of complaints resolved during the fiscal ended March 31, 2013 are as follows:

Nature of complaints	Received	Resolved	Closing
Dividend / Annual Report related	619	619	–

It has also been noted that the shareholding in dematerialized mode as on March 31, 2013 was 99.76% (99.73% as of March 31, 2012).

Sd/-

Bangalore
April 12, 2013

Dr. Omkar Goswami
Chairperson

5. Risk management committee

Our risk management committee ('the committee') comprises three Independent Directors:

- David L. Boyles, *Chairperson*
- Dr. Omkar Goswami
- R. Seshasayee

The purpose of the risk management committee ('the committee') of the Board of Infosys Limited shall be to assist the Board in fulfilling its corporate governance in overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The committee has overall responsibility for monitoring and approving the risk policies and associated practices of the Company. The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

The risk management committee charter is available on our website, *www.infosys.com*

Risk management committee attendance during fiscal 2013

Four risk management committee meetings were held during the year ended March 31, 2013. These were held on April 12, 2012; July 11, 2012; October 11, 2012, and January 10, 2013.

	No. of meetings	
	Held	Attended
David L. Boyles	4	4
Dr. Omkar Goswami	4	4
R. Seshasayee	4	4
Sridar A. Iyengar [(1)]	4	2

[(1)] *Ceased to be a member of the committee with effect from August 13, 2012*

Risk management committee report for the year ended March 31, 2013

The committee reviewed the Company's risk management practices and activities on a quarterly basis. This included review of risks to the achievement of key business objectives covering growth, profitability, talent aspects, operational excellence and actions taken to mitigate them. Further, the trend lines of top risks in terms of exposure, risk levels, potential impact and progress of mitigation plans were reviewed along with key operational risks. As per the scheduled annual calendar, the committee reviewed risk management in the areas of competitive position in key market segments, business momentum relative to competition, talent supply chain and engagement, information security, high risk projects, contracts management and financial risks. The committee also reviewed the results of the annual risk survey and discussed priorities of risk mitigation. The Committee updated the Board on a regular basis regarding all aspects of risk management.

While acknowledging the very competitive and dynamic nature of business environment, the committee believes that the Infosys Risk Framework along with risk assessment, monitoring, mitigation and reporting practices are adequate to effectively manage the foreseeable material risks. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bangalore
April 11, 2013

David L. Boyles
Chairperson

D. Management review and responsibility

Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all Executive Board Members as well as members of the Executive Council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of Vice President upwards, excluding members of the Executive Council.

Board interaction with clients, employees, institutional investors, the government and the media

The Executive Co-Chairman, the CEO and Managing Director, and the CFO handle all interactions with investors, the media and various governments. The CEO and the Executive Co-Chairman manage most of the interactions with clients and employees.

Risk management

We have an integrated approach to manage risks inherent in various aspects of our business. More details are provided in the *Risk management report* section of the Annual Report.

Management's discussion and analysis

A detailed report on this subject is provided in the *Management's discussion and analysis* section of the Annual Report.

E. Shareholders

Disclosures regarding the appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retires by rotation, and, if eligible, seeks re-appointment at the Annual General Meeting of shareholders. According to Article 122 of the Articles of Association, S. D. Shibulal, Srinath Batni, Deepak M. Satwalekar, Dr. Omkar Goswami and R. Seshasayee will retire in the ensuing Annual General Meeting. The Board has recommended the re-appointment of all the retiring Directors. The detailed profiles of all these Directors are provided in the *Notice* convening the Annual General Meeting.

Communication to the shareholders

The quarterly reports are hosted on our website. The report contains select financial data extracted from the audited financial statements under the Indian GAAP, and unaudited financial statements under the IFRS. The quarterly report, along with additional information, is also posted on our website. Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times*, *The Times of India*, *Business Standard*, *Business Line*, *Financial Express* and *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are also posted on our website. Earnings calls with analysts and investors are broadcast live on the website and their transcripts are published on the website thereafter. Any specific presentations made to analysts and others are also posted on our website. The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The video archives are also available on our website, *www.infosys.com*

Investor grievance and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The share-transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share-transfer agent. Their address is published in the *Shareholder information* section of the Annual Report.

Share transactions in electronic form can be effected in a much simpler and faster manner. After a confirmation of a sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for a separate communication to the Company to register the share transfer.

Details of non-compliance

There has been no instance of non-compliance with any legal requirements, nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given in the *Annexure to the directors' report* section in the Annual Report.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO and CFO certification is provided in the *CEO and CFO certification* section of the Annual Report.

Code of conduct

In compliance with Clause 49 of the Listing Agreement, the Company has adopted a Code of Conduct and Ethics (the 'code'). This code is applicable to the members of the Board, the Executive Council and all employees of the Company and its subsidiaries. The Code of Conduct is available on our website, *www.infosys.com*

All the members of the Board and the Executive Council, and senior financial officers have affirmed compliance to the code as at March 31, 2013. A declaration to this effect, signed by the CEO and the Managing Director, and the CFO, is provided in the *CEO and CFO certification* section of the Annual Report.

General body meetings

The details of the last three Annual General Meetings are as follows:

Financial year ended	Date and time	Venue	Special resolution passed
March 31, 2010	June 12, 2010, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2011	June 11, 2011, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2012	June 9, 2012, at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	Remuneration in the form of commission to non Executive Directors

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement ('the Clause') mandates us to obtain a certificate from either the auditors or practicing Company Secretaries regarding the compliance to conditions of corporate governance as stipulated in the Clause, and annex the certificate with the Directors' report, which is sent annually to all our shareholders. We have obtained a certificate to this effect, which is provided as an *Annexure to the directors' report*. The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements, and the adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in this section of the Annual Report.

We comply with the following non-mandatory requirements:

The Board

Independent Directors may have a tenure not exceeding, in the aggregate, a period of nine years on our Board. None of the Independent Directors on our Board has served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

Remuneration committee

We have instituted a compensation committee. A detailed note on the compensation / remuneration committee is provided under the *Compensation committee* section in this report.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance, including a summary of the significant events in the last six months, may be sent to each shareholder.

We communicate with investors regularly through mail, telephone and face-to-face meetings either at investor conferences, Company visits or on roadshows.

We also leverage the internet in communicating with our investor base. We generally announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by media briefings on several television channels, press conferences and earnings conference calls. The earnings calls are webcast live on the internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website, *www.infosys.com*, within a week.

Training of Board members

All new non-Executive Directors inducted into the Board are given an orientation. Presentations are made by various Executive Directors and senior Management giving an overview of our operations, to familiarize the new non-Executive Directors with the operations. The new non-Executive Directors are given an orientation on our services, group structure and subsidiaries, Constitution, Board procedures, matters reserved for the Board, and our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with Independent Directors to update them on all business-related issues and new initiatives. At such meetings, the Executive Directors and other members of the senior Management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual education requirements of our Directors. Each Director is entitled to a training fee of US $5,000 per annum. Independent Directors are allowed to attend educational programs in the areas of Board / corporate governance.

Mechanism for evaluating non-Executive Board members

The Board evaluates the performance of non-Executive / Independent Directors through a peer-evaluation process every year. Each Board member makes a presentation to the Board highlighting their contributions and thought leadership initiatives pursued during the year. A scale of 1 to 3 is used by every Board member during the evaluation of each of the external Board members.

Independent Directors have three key roles – governance, control and guidance. Some of the performance indicators based on which the Independent Directors are evaluated include:

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a Director's obligations and fiduciary responsibilities; these include participation at the Board and committee meetings

Whistleblower policy

In April 2012, the Board adopted the revised Whistleblower Policy that adopts global best practices. We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our Code of Conduct or Ethics policy. It also provides for adequate safeguards against the victimization of employees who avail of the mechanism, and allows direct access to the Chairperson of the audit committee in exceptional cases. We further affirm that no employee has been denied access to the audit committee.

F. Compliance with the corporate governance codes

Corporate Governance Voluntary Guidelines, 2009

The Ministry of Corporate Affairs, Government of India, published the Corporate Governance Voluntary Guidelines in 2009. These guidelines encourage the use of better practices through voluntary adoption, which not only serve as a benchmark for the corporate sector but also help them in achieving the highest standards of corporate governance. These guidelines provide corporate India a framework to govern themselves voluntarily according to the highest standards of the ethical and responsible conduct of business. The Ministry hopes that the adoption of these guidelines will also translate into a much higher level of stakeholders' confidence, which is crucial

to ensuring the long-term sustainability of and value-generation by businesses. The guidelines broadly focus on areas such as Board of Directors, responsibilities of the Board, audit committee functions, roles and responsibilities, the appointment of auditors, compliance with secretarial standards, and a mechanism for whistleblower support. We substantially comply with the Corporate Governance Voluntary Guidelines.

Revised Clause 49 of the Listing Agreement

SEBI, with a view to improving corporate governance standards in India and enhancing the transparency and integrity of the market, constituted a committee on corporate governance under the chairmanship of N. R. Narayana Murthy. The committee issued two sets of recommendations : the mandatory recommendations and the non-mandatory recommendations.

SEBI has incorporated the recommendations made by the N. R. Narayana Murthy Committee on corporate governance in Clause 49. A revised Clause 49 was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the Listing Agreement.

Naresh Chandra Committee

Following instances of irregularities involving auditors in the U.S. and India, the Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed a committee on corporate governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, to promote and raise the standards of corporate governance. SEBI adopted the recommendations of the committee on January 25, 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000

Euroshareholders is the confederation of European shareholders associations, constituted to represent the interests of individual shareholders in the European Union. The guidelines are based on the general principles of corporate governance issued by the Organization for Economic Co-operation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

We comply with the findings and recommendations of the Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate irregularities and the subsequent decline of confidence in the American capital markets. The commission addressed three key areas – executive compensation, corporate governance, and audit and accounting issues, and issued its first set of findings and recommendations. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 countries in the OECD have recently approved a revised version of the OECD's Principles of Corporate Governance, adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets. We comply with these recommendations. A detailed compliance report, with the recommendations of various committees listed in this section, is available on our website, *www.infosys.com*

United Nations Global Compact (UNGC)

Announced by the then United Nations Secretary-General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the UNGC calls on companies to embrace 10 principles in the areas of human rights, labor standards and environment. The UNGC is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. The 10 principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

The UNGC recommends that companies embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti-corruption. According to these principles, businesses should :

- Support and respect the protection of internationally-proclaimed human rights
- Ensure that they are not complicit in human rights abuses
- Uphold the freedom of association and the effective recognition of the right to collective bargaining
- Support the elimination of all forms of forced and compulsory labor
- Support the effective abolition of child labor
- Eliminate discrimination with respect to employment and occupation
- Support a precautionary approach to environmental challenges
- Undertake initiatives to promote greater environmental responsibility
- Encourage the development and diffusion of environment-friendly technologies
- Work against corruption in all its forms, including extortion and bribery

Source : www.unglobalcompact.org

On August 27, 2001, we adopted the United Nations Global Compact policy and became a partner with the United Nations in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the UNGC and continue to report our progress to UNGC's ('communication on progress') framework.

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992, and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value of ₹10/- each) at US $34 per ADS under the ADS Program, and the same were listed on the NASDAQ National Market. All the above data is unadjusted for the issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary ADR issues of US $294 million, US $1.1 billion and US $1.6 billion respectively.

During fiscal 2012, we changed our name from Infosys Technologies Limited to Infosys Limited to mark the shift from being a technology solutions provider to a business transformation partner for our clients.

During fiscal 2013, we withdrew the listing of our ADSs from NASDAQ, and listed the same in the New York Stock Exchange (NYSE), London and Paris Stock Exchanges. The delisting and listing is made to leverage the NYSE-Euronext partnership which are home to many of our investors, clients and employees. This will empower our investor base and increase the trading window available for our global investors. We believe this will help support our aspirational and strategic goals to grow the Company.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1

Note : *In addition to issue of bonus shares, the Company split the stock in the ratio of 2 for 1 in fiscal 2000.*

Dividend policy

The dividend policy is to distribute up to 30% of the consolidated Profit After Tax (PAT) of the Infosys group as dividend.

Unclaimed dividend

Section 205 of the Companies Act, 1956, mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned as follows, if unclaimed within a period of seven years, will be transferred to the IEPF:

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) [1]
2006	Final [2]	38.50	Jun 10, 06	Jul 9, 13	14,43,981
2007	Interim	5.00	Oct 11, 06	Nov 10, 13	6,08,925
	Final	6.50	Jun 22, 07	Jul 21, 14	8,52,174
2008	Interim	6.00	Oct 11, 07	Nov 10, 14	10,38,306
	Final [3]	27.25	Jun 14, 08	Jul 13, 15	26,86,354
2009	Interim	10.00	Oct 11, 08	Nov 10, 15	20,01,480
	Final	13.50	Jun 20, 09	Jul 25, 16	18,96,194
2010	Interim	10.00	Oct 09, 09	Nov 14, 16	16,88,850
	Final	15.00	Jun 12, 10	Jul 17, 17	22,97,040
2011	Interim [4]	40.00	Oct 15, 10	Nov 20, 17	36,44,720
	Final	20.00	Jun 11, 11	Jul 16, 18	27,22,660
2012	Interim	15.00	Oct 12, 11	Nov 17, 18	22,57,860
	Final [5]	32.00	June 9,12	July 14, 19	36,03,040
2013	Interim	15.00	Oct 12, 12	Nov 17, 19	24,21,945

[1] Amount unclaimed as at March 31, 2013.
[2] Includes silver jubilee special dividend of ₹30/- per share.
[3] Includes special dividend of ₹20/- per share.
[4] Includes 30th year special dividend of ₹30/- per share.
[5] Includes special dividend of ₹10/- per share on the successful completion of 10 years of Infosys BPO operations.

The Company sends periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to the IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal	Amount (₹)
2013	5,47,274
2012	14,57,330
2011	4,48,296

Investor services

Tentative calendar

Quarter ending	Earnings release	Quiet period
June 30, 2013	July 12, 2013	Jun 15, 2013 to Jul 14, 2013
Sep 30, 2013	October 11, 2013	Sep 16, 2013 to Oct 13, 2013
Dec 31, 2013	January 14, 2014	Dec 16, 2013 to Jan 16, 2014
Mar 31, 2014	April 15, 2014	Mar 15, 2014 to Apr 17, 2014

Annual General Meeting

Date and time	June 15, 2013, Saturday, 3:00 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bangalore 560 029
Book closure dates	June 1, 2013 to June 15, 2013 (both days inclusive)
Dividend payment date	June 17, 2013

Investor awareness

Maintaining the highest standards of corporate governance is not a matter of mere form, but of substance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, *www.infosys.com*. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, though in brief, on any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in the electronic form, and, through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As at March 31, 2013, 99.76% of our shares were held in a dematerialized form and the rest in a physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants, the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as at March 31, 2013 are as follows :

Category	Number of		% to total
	shareholders	shares	equity
Demat mode			
NSDL	3,25,565	56,74,00,085	98.81
CDSL	89,830	54,55,019	0.95
Total	4,15,395	57,28,55,104	99.76
Physical mode	449	13,81,062	0.24
Grand total	4,15,844	57,42,36,166	100.00

To enable us to serve our investors better, we request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts with the respective depository participants.

Secretarial audit

As a measure of good corporate governance practice, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI) as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with NSDL and CDSL, and the total issued and listed capital. The audit has confirmed that the total issued / paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company voluntarily adheres to the various Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

Nature of complaints	Received		Attended	
	2013	2012	2013	2012
Dividend / Annual Report related	619	571	619	571

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated e-mail address for investor services

In terms of Clause 47 (f) of the Listing Agreement, the designated e-mail address for investor complaints is *investors@infosys.com*

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders) holding more than 1% of the equity as at March 31, 2013 are as follows :

Name of the shareholder	No. of shares	%
Life Insurance Corporation of India [1]	3,42,33,932	5.96
Abu Dhabi Investment Authority [2]	1,28,05,232	2.23
Oppenheimer Developing Markets Fund [2]	1,22,13,462	2.13
Franklin Templeton Investment Funds [2]	1,04,46,667	1.82
Vanguard Emerging Markets Stock Index Fund [2]	98,11,452	1.71
Aberdeen Global Indian Equity Fund Mauritius Limited [2]	92,50,000	1.61
HDFC Trustee Company Ltd [3]	90,67,090	1.58
Government of Singapore [2]	79,56,790	1.39
ICICI Prudential Life Insurance Company Limited [1]	74,35,168	1.29
Aberdeen Global Emerging Markets Equity Fund [2]	70,66,073	1.23
The Aberdeen Emerging Markets Institutional Fund [2]	61,71,515	1.07

[1] *Insurance company*
[2] *Foreign institutional investor*
[3] *Indian mutual fund*

Distribution of shareholding as at March 31, 2013

Range of equity shares held	No. of shareholders	%	No. of shares	%
1	16,978	4.08	16,978	0.00
2-10	1,93,831	46.61	12,78,676	0.22
11-50	1,35,506	32.59	35,98,999	0.63
51-100	31,014	7.46	24,44,867	0.43
101-200	15,062	3.62	22,89,391	0.40
201-500	9,579	2.30	31,72,435	0.55
501-1,000	5,206	1.25	38,56,845	0.67
1,001-5,000	5,483	1.32	1,26,61,065	2.20
5,001-10,000	1,247	0.30	89,06,936	1.55
10,001 and above	1,937	0.47	46,51,26,757	81.00
Total	4,15,843	100.00	50,33,52,949	87.66
Equity shares underlying ADS	1	0.00	7,08,83,217	12.34
Total	4,15,844	100.00	57,42,36,166	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 300 as against 19,922 for the previous year.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.N
Bloomberg	NINFO IN	INFO IN	INFY:US

The listing fees for fiscal 2014 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS : US4567881085

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, the S&P CNX NIFTY Index, and NYSE. The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, NASDAQ and NYSE for the current year are provided as follows:

Shareholding pattern

Category	March 31, 2013			March 31, 2012		
	Shareholders (No.)	Voting strength (%)	Number of shares held	Shareholders (No.)	Voting strength (%)	Number of shares held
Founders holding						
Indian founders	19	16.04	9,20,85,078	19	16.04	9,20,85,078
Total founders holding (A)	19	16.04	9,20,85,078	19	16.04	9,20,85,078
Public shareholding						
Institutional investors						
Mutual funds	358	5.42	3,11,47,526	323	4.69	2,69,24,474
Banks, financial institutions and insurance companies	215	12.09	6,94,45,010	220	11.88	6,81,94,570
Foreign institutional investors	800	40.52	23,26,53,231	928	39.02	22,40,73,032
Others						
Private corporate bodies	2,993	0.59	33,63,588	3,531	0.54	30,79,221
Indian public	4,03,766	11.17	6,41,53,228	4,46,862	12.97	7,44,66,566
NRIs / OCBs / foreign nationals	7,641	1.28	73,64,106	8,213	0.87	50,44,665
Trusts	50	0.55	31,41,180	42	0.52	29,99,073
Qualified foreign investor	1	0	2	–	–	–
Total public shareholding (B)	4,15,824	71.62	41,12,67,871	4,60,138	70.49	40,47,81,601
Equity shares underlying ADS (C)	1	12.34	7,08,83,217	1	13.47	7,73,63,322
Total (A + B + C)	4,15,844	100.00	57,42,36,166	4,60,139	100.00	57,42,30,001

Stock market data – Exchanges in India

	BSE			NSE			Total volume
	High (₹)	Low (₹)	Volume (No.)	High (₹)	Low (₹)	Volume (No.)	(BSE & NSE) (No.)
2012							
April	2,855.20	2,311.95	60,73,636	2,858.45	2,310.90	4,59,90,610	5,20,64,246
May	2,484.35	2,311.85	24,63,698	2,482.90	2,311.30	2,36,30,377	2,60,94,075
June	2,520.05	2,387.80	20,66,903	2,522.55	2,385.60	1,79,16,376	1,99,83,279
July	2,501.10	2,125.00	38,53,791	2,499.40	2,123.80	3,13,61,268	3,52,15,059
August	2,471.50	2,205.85	14,83,070	2,477.20	2,205.75	1,66,41,279	1,81,24,349
September	2,632.80	2,338.45	15,06,129	2,632.10	2,339.45	1,86,75,519	2,01,81,648
October	2,609.10	2,328.85	37,80,056	2,609.65	2,329.60	2,75,10,851	3,12,90,907
November	2,469.15	2,294.10	19,31,437	2,470.65	2,296.30	1,51,84,570	1,71,16,007
December	2,436.00	2,264.55	15,18,515	2,439.15	2,266.25	2,08,85,052	2,24,03,567
2013							
January	2,814.65	2,307.60	41,25,812	2,814.65	2,308.85	4,19,05,688	4,60,31,500
February	2,960.10	2,754.65	14,50,250	2,959.80	2,755.25	1,82,21,663	1,96,71,913
March	3,004.75	2,853.40	12,47,340	3,004.35	2,852.75	2,00,26,320	2,12,73,660
Total	[1] 3,004.75	[1] 2,125.00	3,15,00,637	[1] 3,004.35	[1] 2,123.80	29,79,49,573	32,94,50,210
Volume traded / average outstanding shares (%)	FY 2013		6			59	65
	FY 2012		7			65	72
	FY 2011		6			52	58

Notes: The number of shares outstanding is 50,33,52,949. ADSs have been excluded for the purpose of this calculation.

[1] Represents yearly high and yearly low of equity shares.

Stock market data – NASDAQ

	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
2012					
April	57.60	45.66	3,037.82	2,408.11	49,543,826
May	47.61	42.10	2,670.44	2,361.39	40,462,771
June	45.06	42.18	2,506.24	2,346.05	40,197,544
July	46.05	38.17	2,562.68	2,124.16	49,061,662
August	43.64	39.24	2,423.33	2,179.00	32,815,053
September	48.72	42.20	2,575.34	2,230.69	36,647,338
October	49.65	42.67	2,671.67	2,296.07	53,647,092
November	44.66	41.71	2,423.70	2,263.60	38,231,639
December [(1)]	44.03	41.46	2,421.65	2,280.30	37,377,484
Total					377,984,409

Notes : 1 ADS = 1 equity share. The U.S. dollar have been converted into the Indian rupee at the monthly closing rates. The number of ADSs outstanding as at March 31, 2013 was 70,883,217.

(1) Quotations for the month ended December 31, 2012 include quotations for ADS traded on the NASDAQ Global Select market till December 11, 2012, and NYSE from December 12, 2012. There are no trades in NYSE Euronext London and Paris stock exchanges since admission to trading on the February 20, 2013.

Stock market data – NYSE Euronext, New York

	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
2013					
January	53.02	42.52	2,822.25	2,263.34	59,486,096
February	54.58	51.12	2,967.51	2,779.39	35,487,828
March	55.06	52.21	2,989.21	2,834.48	31,224,735
Total	(1) 57.60	(1) 38.17	(1) 3,037.82	(1) 2,124.16	126,198,659

Notes : 1 ADS = 1 equity share. The U.S. dollar have been converted into the Indian rupee at the monthly closing rates. The number of ADSs outstanding as at March 31, 2013 was 70,883,217. The percentage of volume traded for the year (377,984,409 + 126,198,659 = 504,183,068) at all the stock exchanges overseas, namely the NASDAQ and NYSE, to the total float was 711.29% as against 619.85% in the previous year.

The Company began trading of its ADSs on NYSE Euronext's London and Paris markets on February 20, 2013. The Paris listing is on the NYSE Euronext Paris Professional Segment and is addressed to qualified investors.

There were no trades on the ADS stock in the NYSE Euronext London and Paris stock exchanges since the admission to trading on the February 20, 2013 till March 31, 2013. Hence quotes are not available.

(1) Represents yearly high and yearly low of ADS

ADS premium compared to price quoted on BSE


(₹)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(%)
10.00
8.00
6.00
4.00
2.00
0
(2.00)
(4.00)

	Apr 12	May 12	Jun 12	Jul 12	Aug12	Sep12	Oct 12	Nov 12	Dec 12	Jan 13	Feb 13	Mar 13
ADR (₹)	3,038	2,670	2,506	2,563	2,423	2,575	2,672	2,424	2,422	2,822	2,968	2,989
Equity (₹)	2,855	2,484	2,520	2,501	2,472	2,633	2,609	2,469	2,436	2,815	2,960	3,005
Premium (%)	6.41	7.49	(0.56)	2.48	(1.98)	(2.20)	2.41	(1.82)	(0.57)	0.25	0.27	(0.53)

Note : Based on monthly high prices

Outstanding ADSs

Our ADS as evidenced by American Depositary Receipts (ADRs) are traded in the U.S. on the NYSE Euronext at New York, London and Paris under the ticker symbol 'INFY'. The currency of trade of ADS in the U.S. is USD and at London and Paris is Euro (EUR). Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012, and NYSE Euronext London and Paris from February 20, 2013, when they were listed pursuant to the Listing Agreement entered with the NYSE. As at March 31, 2013, there were 32,479 record holders of ADRs evidencing 7,08,83,217 ADSs (1 ADS = 1 equity share).

Infosys share price versus the BSE Sensex


120
100
80
60
40
20
0
Apr 12
May 12
Jun 12
Jul 12
Aug 12
Sep12
Oct 12
Nov 12
Dec 12
Jan 13
Feb 13
Mar 13
Infosys
Sensex

Base 100 = April 1, 2012

Share price chart

We caution that the stock price performance shown in the following graph should not be considered indicative of potential future stock price performance.



3,00,100
2,75,100
2,50,100
2,25,100
2,00,100
1,75,100
1,50,100
1,25,100
1,00,100
75,100
50,100
25,100
100
Relative Index
1993
Jun
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Mar
Infosys
BSE Index

Notes : Adjusted for bonus issues and stock split
Base 100 = June 1993
Historical stock price performance should not be considered indicative of potential future stock price performance

Investor contacts

For queries relating to financial statements

Rajiv Bansal
Chief Financial Officer
Tel.: 91 80 2852 1705 Fax: 91 80 2852 0754
Email: rajivbansal@infosys.com

For queries relating to shares / dividend / compliance

N. R. Ravikrishnan
Company Secretary and Compliance Officer
Tel.: 91 80 4116 7750 Fax: 91 80 2852 0754
Email: Ravikrishnan_nr@infosys.com

Investor correspondence in India

Gargi Ray
Assistant Financial Controller
Tel.: 91 80 4116 7747 Fax: 91 80 2852 0754
Email: gargi_ray@infosys.com

Investor correspondence in the U.S.

Sandeep Mahindroo
Principal – Investor Relations
Tel.: 1 646 254 3133 Fax: 1 646 254 3101
Email: sandeep_mahindroo@infosys.com

Registrar and share-transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Plots No. 17 to 24, Near Image Hospital
Vittalrao Nagar, Madhapur
Hyderabad 500 081, India
Tel.: 91 40 2342 0818
91 40 4465 5000
Fax: 91 40 2342 0814
Email: einward.ris@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor
MS# NYC60-2727
New York, NY 10005, U.S.
Tel.: 1 212 250 1905 Fax: 1 212 797 0327

India

Deutsche Bank AG
Trust & Securities Services
222, Dr. D. N. Road, Kodak House
1st Floor, Fort, Mumbai 400 001, India
Tel.: 91 22 6658 4380 – 89 Fax: 91 22 2207 9614

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
Empire Complex, F7 / E7 First Floor
414, Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel.: 91 22 6667 2030 / 2026 Fax: 91 22 6667 2740 / 2779

Sponsor Bank for ADS in Europe

BNP Paribas Securities Services
CTS-Services Aux Emetteurs
Les Grands Moulins De Pantin
75450 Paris Cedex 09, France
Tel: 33 1 57 43 19 46 Fax: 33 57 53 86 24

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India
Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051
Tel.: 91 22 2644 9000
91 22 4045 9000
Fax: 91 22 2644 9016 – 20
91 22 4045 9016 – 20

National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051
Tel.: 91 22 2659 8100 Fax: 91 22 2659 8237

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Tel.: 91 22 2272 1233 Fax: 91 22 2272 2041

Outside India

New York
NYSE Euronext, New York
11 Wall Street
New York, NY 10005
Tel.: 1 212 656 3000 Fax: 1 212 656 5549

London
NYSE Euronext, London
Cannon Bridge House
1 Cousin Lane
London EC4R 3XX
Tel.: 44 20 7623 0444

Paris
NYSE Euronext, Paris
39 rue Cambon
F 75039 Paris Cedex 01
Tel.: 33 1 49 27 10 00

Depository for equity shares in India

National Securities Depository Limited
Trade World, A Wing, 4th and 5th Floors
Kamala Mills Compound
Senapathi Bapat Marg, Lower Parel
Mumbai 400 013
Tel.: 91 22 2499 4200 Fax: 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort, Mumbai 400 001
Tel.: 91 22 2272 3333 Fax: 91 22 2272 3199

Global presence – Infosys Limited

Asia Pacific

Hong Kong
01-03, 66/F, The Center,
99 Queen's Road Central, Hong Kong
Tel. : 852 3965 3350
Fax : 852 3965 3222

Japan
Izumi Garden Wing 2F, 1-6-3, Roppongi,
Minato-ku, Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Regus Hirokoji Garden Avenue Center
4th FL. Hirokoji Garden Avenue 4-24-16
Meieki Nakamura-ku, Nagoya city,
Aichi Japan 450-0002
Tel. : 81 52 856 9535
Fax : 81 52 856 9501

Malaysia
Merak Block, Suite B
Persiaran Multimedia
1st Floor, Cyberjaya,
Kuala Lumpur 63000, Malaysia.
Tel. : 60 383 203 829

Level 13A -1, Mercu UEM
Jalan Stesen Sentral 5,
Kuala Lumpur Sentral,
Kuala Lumpur 50470.
Tel. : 60 03 2772 1200

Mauritius
4th Floor, B Wing
Ebène Cyber Towers, Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

New Zealand

Auckland
Level 7, 92 Albert Street
Auckland NZ 1010, PO Box 91397
Victoria St West, Auckland NZ 1142
Tel. : 64 9 301 9900
Fax : 64 9 365 1713

Wellington
Level 7, 16 Willis Street, PO Box
11289 Manners Street, Wellington,
New Zealand.
Tel. : 64 4 470 9300
Fax : 64 4 472 4616

Singapore
04-01/06, 1 Changi Business Park
Crescent, Singapore 486025
Tel. : 65 6572 8400
Fax : 65 6572 8405

Level 43, Unit 02,
Suntec Tower 2, 9 Temasek Blvd
Singapore – 038989
Tel. : 65 6572 8400
Fax : 65 6572 8400

United Arab Emirates

Dubai
506 and 805, Liberty House, DIFC
P. O. Box 506846, Dubai
Tel. : 971 4 508 0200
Fax : 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel. : 971 6 557 1068
Fax : 971 6 557 3768

Europe

Belgium
Regus Park Atrium 11,
Rue des Colonies / Kolonienstraat
B 1000 Brussels
Tel. : 32 2 517 62 30
Fax : 32 2 517 67 00

Czech Republic
Regus Business Center
Prague Stock Exchange
Rybna Street 682 / 14, 11005 Prague 1
Tel. : 420 222 191 387
Fax : 420 222 191 700

Denmark
Regus Copenhagen, Larsbjoernsstraede 3
1454 Copenhagen
Tel. : 45 33 3772 94
Fax : 45 33 3243 70

Finland
Regus Mannerheimintie 12 B
00100 Helsinki
Tel. : 358 925 166 239
Fax : 358 925 166 100

France

Paris
Tour Opus 12, 4th Floor
77 Esplanade du Général de Gaulle
92 914 Paris La Defense 9
Tel. : 33 1 56 39 12 00
Fax : 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat, 2nd Floor,
Blagnac, 31700 Toulouse
Tel. : 33 5 34 50 92 77
Fax : 33 5 34 50 91 90

Germany

Frankfurt
OpernTurm, 22. Stock,
Bockenheimer Landstrasse 2,
60323 Frankfurt am Main
Tel. : 49 (0)69 269566 100
Fax : 49 (0)69 269566 200

Munich
Landsberger Strasse 155
80687 Muenchen, Germany
Tel. : 49 89 57959 131
Fax : 49 89 57959 200

Stuttgart
Liebknechtstrasse 33,
D 70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Walldorf
Partner Port
Altrottstr. 31, 69190 Walldorf
Tel. : 49 6227 73 4350
Fax : 49 6227 73 4359

Ireland
Regus Pembroke House
30 Pembroke Street, Upper Dublin 2
Tel. : 353 1 234 2470
Fax : 353 1 234 2575

Italy
Infosys Limited Regus,
Via Torino 2, 20123, Milano, Italy
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Norway
Regus Business Center
Ibsen AS, C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Tel. : 47 22 99 60 42
Fax : 47 22 99 60 10

Russia
4/430, 4. Lesnoy Pereulok,
Moscow 125047
Tel. : 7 495 642 8710
Fax : 7 495 225 8500

Spain
CUZCO IV
Paseo de la Castellana 141-8
28046, Madrid
Tel. : 34 91 572 6584
Fax : 34 91 572 6606

Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland

Basel
Regus Basel City Center
Innere Margarethenstrasse 5,
4051 Canton of Basel,
Tel. : 41 61 204 4545
Fax : 41 61 204 4500

Geneva
18, Avenue Louis-Casai
1209 Geneva
Tel. : 41 22 747 7894
Fax : 41 22 747 7900

Zurich
Prime Tower
Hardstrasse 201
8005 Zürich
Tel. : 41 44 448 28 00
Fax : 41 44 448 28 80

The Netherlands
World Trade Center
H-Tower, 23rd Floor
Zuidplein 190
1077 XV Amsterdam
Tel. : 31 20 796 5500
Fax : 31 20 796 5501

Regus World Trade Center,
H Tower 4th Floor, Zuidplein 36,
1077 XV Amsterdam
Tel. : 31 207997800
Fax : 31 207965501

United Kingdom

London
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Swindon
Regus
Windmill Hill Business Park,
Whitehill Way, Swindon,
Wiltshire, SN5 6QR, U.K.
Tel. : 44 1793 441 453
Fax : 44 2077 153 301

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Bagmane Constructions Pvt. Ltd SEZ,
Mahadevpura, Doddanekundi Village,
Krishnarajpuram Hobli,
Bangalore East Taluk
Bangalore 560048
Tel: 91 80 33613970
Fax : 91 80 33613091

Infosys – Center Point
Offshore Development Center
Plot No. 26A, Electronics City,
Hosur Road, Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Manipal Center
N 403 and 405, North block
Dickenson Road,
Bangalore 560042
Tel: 91 80 25592088
Fax : 91 80 25592087

Reddy Building
K 310, 1st Main, 5th Block,
Koramangala, Bangalore 560 095
Tel. : 91 80 2553 2591
Fax : 91 80 2553 0391

Salarpuria Infozone
3rd and 4th Floor, Wing A, No. 39(pt),
41(pt) and 42(pt)
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chandigarh
Block A and B, Ground Floor
DLF Building, Plot No. 2
Rajiv Gandhi Technology Park
Kishangarh, Chandigarh 160 101
Tel. : 91 172 502 1100
Fax : 91 172 504 6222

Global presence – Infosys Limited *(contd.)*

India *(contd.)*

Plot No. 1
Rajiv Gandhi Technology Park
Kishangarh, Chandigarh 160 101
Tel. : 91 172 503 8000
Fax : 91 172 504 6860

Chennai

138 Old Mahabalipuram Road
Sholinganallur, Chennai 600 119
Tel. : 91 44 2450 9530
Fax : 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue
Techno Park SEZ, Mahindra World City
Natham Sub Post, Chengelpet
Kancheepuram District
Chennai 603 002
Tel. : 91 44 4741 1111
Fax : 91 44 4741 5151

Gurgaon

Infosys Limited, 7th Floor, Tower-B
Unitech Cyber Park, Gurgaon – 122001
Tel. : 91 124 3922000
Fax : 91 124 4004356

Hyderabad

Survey No. 210, Manikonda Village
Lingampally, Rangareddy (Dist.)
Hyderabad 500 032
Tel. : 91 40 6642 0000
Fax : 91 40 2300 5223

SEZ Survey No. 41(pt), 50(pt) Pocharam Village, Singapore Township PO,
Ghatkesar Mandal, Rangareddy District,
Hyderabad 500088
Tel. : 91 40 40600000
Fax : 91 40 66341356

Jaipur

3rd and 4th floor, Building No. 1
Plot No. IT-A-001-A1, Mahindra World City (SEZ) Village Kalwara, Tehsil
Sanganer Jaipur – Ajmer Road District
Jaipur, Rajasthan – 302037
Tel. : 91 141 395 6000
Fax : 91 141 395 6100

Mangalore

Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485
Fax : 91 824 245 1504

Kamblapadavu
Kurnad Post, Pajeeru Village
Bantwal Taluk 574 153
Dakshina Kannada (Dist.)
Tel. : 91 824 228 4492
Fax : 91 824 228 4491

Mumbai

85, 'C', Mittal Towers, 8th Floor,
Nariman Point, Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore

No. 350, Hebbal, Electronics City,
Hootagalli, Mysore 570 027
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

Pune

Plot No. 1, Rajiv Gandhi Infotech Park,
Hinjewadi, Taluka Mulshi, Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24/2 and 24/3
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram

3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 398 2222
Fax : 91 471 270 0889

Plot No. 1, Technopark Campus II, Attipara Village, Trivandrum Bypass Road,
Thiruvananthapuram 695 581
Tel. : 91 471 398 2222
Fax : 91 471 270 0889

North America

Canada

Calgary
Suite 1000, 888, 3rd Street SW
Bankers Hall, West Tower
Calgary, AB T2P 5C5
Tel. : 1 403 444 6896
Fax : 1 403 444 6699

Montreal
1000 de la Gauchetiere Street West
Suite 2400
Montreal QC Canada H3B 4W5
Tel. : 1 514 448 2157, 1 514 448 7471
Fax : 1 514 448 5101

Toronto
5140 Yonge Street, Suite 1400 Toronto
Ontario, M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

United States

Atlanta
3200 Windy Hill Road
Suite 100-W, Atlanta, GA 30339
Tel. : 1 770 799 1860
Fax : 1 770 799 1861

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue, WA 98008
Tel. : 1 425 256 6200
Fax : 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200
Bentonville, AR 72712
Tel. : 1 479 271 4600
Fax : 1 479 271 4601

Bridgewater
400 Crossing Boulevard
Suite 101, Bridgewater, NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

Charlotte
13777 Ballantyne Corporate PL
Suite 250, Charlotte, NC 28277
Tel. : 1 704 972 0320
Fax : 1 704 972 0311

Delaware
1000 N West Street
Suite 1200, Wilmington, DW 19801
Tel. : 1 302 295 4910
Fax : 1 302 295 4801

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Hartford
95 Glastonbury Blvd
Glastonbury, CT 06033
Tel. : 1 860 494 4139
Fax : 1 860 494 4140

Houston
6002 Rogerdale, Suite 550
Houston, Texas 77072
Tel. : 1 281 493 8698
Fax : 1 281 493 8601

Jacksonville (Regus)
841 Prudential Drive, 12th Floor
Jacksonville, FL 32207
Tel. : 1 904 371 1900
Fax : 1 904 371 1901

Lisle
2300 Cabot Drive
Suite 250, Lisle, Illinois 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Milwaukee
10850 West Park Plaza
Suite 800
Milwaukee, WI 53224
Tel. : 1 414 353 4888
Fax : 1 414 353 4548

Minneapolis
80 South, 8th Street
Suite 900
Minneapolis, MN 55402
Tel. : 1 612 349 5258
Fax : 1 510 248 2022

New York
630 Fifth Avenue
Suite 1600, Rockefeller Center
New York, NY 10111
Tel. : 1 646 254 3100
Fax : 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 200, Phoenix
AZ 85029
Tel. : 1 480 655 3598
Fax : 1 480 655 3501

Plano
6100, Tennyson Parkway
Suite 200, Plano
TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston, VA 20190
Tel. : 1 703 234 3798
Fax : 1 703 234 3701

Rockville
800 King farm Boulevard
Suite-505
Rockville, MD 20850
Tel. : 301 354 8600
Fax : 301 354 8601

Southfield
3000 Town Center
Suite 2850
Southfield, MI 48075
Tel. : 1 248 603 4300
Fax : 1 248 208 3315

South Africa

Johannesburg

West Towers, 2nd Floor, Maude Street
Sandton, Johannesburg, 2195
South Africa
Tel. : 27 11 881 5600
Fax : 27 11 881 5611

Global presence – Subsidiaries of Infosys Limited

Infosys BPO Limited

Australia – Melbourne
Level 5, 818, Bourke Street
Docklands VIC 3008, P. O. Box 528
Collins Street
West Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Canada – Toronto
5140, Yonge Street, Suite 1400
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

Costa Rica – San Jose
Building N Piso 2, Forum 2, Lindora,
Santa Ana San Jose, 10901 Costa Rica
Tel. : 506 2542 3701

India – Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

Salarpuria Infozone
Wing A, No. 39(pt), 41(pt) and 42(pt)
Electronic City, Hosur Road
Bangalore 560100
Tel. : 91 80 4067 0035
Fax : 91 80 4067 0034

27, SJR Towers
Bannerghatta Road, J. P. Nagar, III Phase,
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

India – Chennai
Temple Steps 6th and 7th Floor
No. 184, Annasalai Saidapet
Chennai 600 015
Tel. : 91 44 6600 7000
Fax : 91 44 6600 7005

Unit of Ramanujam IT city SEZ,
Hardy towers, 3rd and 4th floor,
TRIL infopark ltd, Taramani,
Rajivgandhi Salai (OMR)
Chennai - 600113.
Tel. : 91 44 66855111
Fax : 91 44 66855107

India – Gurgaon
7th floor Tower A, B and C
Building No. 6, DLF Cyber City
Developer Limited
Special Economic Zone
Sector 24 and 25 DLF PH-3, Gurgaon
Tel. : 91 124 4583 700
Fax : 91 124 4583 701

India – Jaipur
Plot No. E-142-143, Chatrala Circle,
Sitapura Industrial Area
Jaipur 302022
Tel. : 91 141 2771 325
Fax : 91 141 2771 325

IT-A-001
Mahindra World City
Special Economic Zone
Village Kalwara, Tahsil Sanganer
Jaipur 302029
Tel. : 91 141 3956 000
Fax : 91 141 3956 100

India – Pune
Plot No. 1, Building No. 4
Pune Infotech Park, Hinjewadi,
Taluka Mulshi, Pune 411 057
Tel. : 91 20 2293 2900
Fax : 91 20 2293 4540

Plot No. 24/2 and 24/3
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 4540

Philippines
2nd and 3rd Floor
Trade Hall Metro, Market, Bonifacio
Global City, Fort Bonifacio Taguig City
Metro Manila, Philippines
Tel. : 632 729 1111
Fax : 632 729 1111

5th, 6th, 7th and 12th Floor
Site 3, Vector 2 Building,
Northgate Cyberzone,
Filinvest Corporate City,
Alabang, Muntinlupa City, Philippines
Tel. : 632 823 0000
Fax : 632 823 0000

United Kingdom
14th Floor, 10 Upper Bank Street,
Canary Wharf, London E14 5NP
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

United States – Atlanta
3200 Windy Hill Rd, Suite 100-W
Atlanta, GA 30339
Tel. : 770 799 1958
Fax : 770 799 1861

United States – Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater, NJ 08807
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

Infosys Consulting India Limited

India
Plot No.26-A, Ground Floor
Electronic City, Hosur Road,
Bangalore 560 100
Tel. : 91 80 6688 1144
Fax : 91 80 6688 2140

Infosys Public Services Inc.

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Infosys Tecnologia do Brasil Ltda

Brazil
Rua Da Paisagem, 220
Edificio Lumiere, Andar : 5 E 6
Vila Da Serra, Nova Lima
Minas Gerais - CEP 34.000-000, Brazil
Tel. : 55 31 33068900
Fax : 55 31 33068901

Infosys Technologies (Australia) Pty. Limited

Australia

Brisbane
Level 14, 116 Adelaide Street,
Brisbane QLD 4000
Tel. : 61 7 3231 9800
Fax : 61 7 3231 9899

Melbourne (Head Office)
Level 5, 818 Bourke Street
Docklands VIC 3008
P. O. Box 528, Collins Street,
West Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Melbourne (Lonsdale Street)
Level 21, 150 Lonsdale Street
Melbourne VIC 3000
P. O. Box 528, Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2997

Sydney
Level 3, 77 Pacific Highway
P. O. Box 1885
North Sydney NSW 2055
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies (China) Co. Limited

Beijing
Unit 1501, Central Tower, China
Overseas Plaza, No. 8 GuanghuaDongli,
Jianguomenwai Avenue,
Chaoyang District, Beijing, China
Tel. : 010 57335000
Fax : 010 57335001

Dalian
10/F, Ascendas Software Park Phase 2,
No. 7, Hui Xian Yuan
Dalian Hi-tech Industrial Zone
Dalian, China
Tel. : 86 411 39981001

Hangzhou
Bldg A2, No. 301 Binxing Road Binjiang
District, Hangzhou 310052
Tel. : 86 571 87930030
Fax : 86 571 87930001

Nanjing
Room 1807, 281 North Zhongshan
Road, Gulou District Nanjing, China

Shanghai
Bldg A, No. 6, 3158 Long Dong Avenue,
Zhangjiang Hi-tech Park,
Shanghai 201203
Tel. : 86 21 58843000
Fax : 86 21 58843001

Infosys Technologies (Shanghai) Co. Limited

Room 401, 501, Building 5
No. 555 Dong Chuan Road,
Min Hang District, Shanghai, China
Tel. : 86 21 58842003

Infosys Technologies S. de R. L. de C. V.

Mexico
Corporativo Santa Maria
Boulevard Diaz, Ordaz Numero 130
Monterrey, Mexico CP 64650
Tel. : 521 81 8850 9300
Fax : 521 81 8850 9301

Infosys Technologies (Sweden) AB

Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Lodestone Holding AG

Obstgartenstrasse 27, Kloten
Postfach 201, Kloten
8058 Zurich, Switzerland
Tel. : 41 44 434 11 00
Fax : 41 44 434 11 01

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Subsidiaries of Infosys BPO Limited

Infosys BPO s.r.o

Czech Republic
Holandská - 872/9, 9,63900, Brno
Tel. : 420 515 914 600
Fax : 420 543 236 349

Infosys BPO Poland Sp. Z.o.o.

Pomorska 106A
91-402 Lodz
Tel. : 48 42 278 15 00
Fax : 48 42 278 15 01

UL. Gdanska 47
90-729 Lodz, Poland
Tel. : 48 42 291 82 05
Fax : 48 42 291 80 73

McCamish Systems LLC

6425 Powers Ferry Road, 3rd Floor
Atlanta, GA 30339
Tel. : 1 770 690 1500
Fax : 1 770 690 1800

500 SW 7th St Suite 200
Des Moines, IA 50309
Tel. : 1 515 365 1236
Fax : 1 515 365 0236

Portland Group Pty. Limited

Brisbane
L18, Brisbane Club Tower
241 Adelaide Street
Brisbane QLD 4000 Australia
Tel. : 61 7 3009 8100
Fax : 61 7 3009 8123

Melbourne
Suite 602, 10 Yarra St
South Yarra VIC 3141 Australia
Tel. : 61 3 8825 3899
Fax : 61 3 8825 3898

Perth
Level 1, 99 St Georges Terrace
Perth WA 6000 Australia
Tel. : 61 8 9254 9313
Fax : 61 8 9254 9388

Sydney
Level 8, 68 Pitt St
Sydney NSW 2000 Australia
Tel. : 61 2 9210 4399
Fax : 61 2 9210 4398

Subsidiary of Portland Group Pty. Limited

Portland Procurement Services Pty. Limited

Sydney
Level 8, 68 Pitt St
Sydney NSW 2000 Australia
Tel. : 61 2 9210 4399
Fax : 61 2 9210 4398

Subsidiaries of Lodestone Holding AG

Lodestone Management Consultants AG
Obstgartenstrasse 27, Kloten
Postfach 201, Kloten
8058 Zurich, Switzerland
Tel. : 41 44 434 11 00
Fax : 41 44 434 11 01

Lodestone Management Consultants AG
Innere Margarethenstrasse 5, 5th floor
4051 Basel, Switzerland
Tel. : 41 61 204 45 45
Fax : 41 61 204 45 00

Lodestone Management Consultants SAS
153, boulevard Haussmann
75008 Paris, France

Lodestone Management Consultants GmbH
Parkring 2
85748 Garching b. München, Germany
Tel. : 49 89 30 76 67 60
Fax : 49 89 30 76 67 6 99

Lodestone Management Consultants Pty. Limited
Suite 35: The Upper Deck
Jones Bay Wharf
PO Box 67, 26-32 Pirrama Road
Pyrmont NSW 2009, Australia
Tel. : 61 2 8571 8300
Fax : 61 2 9571 6933

Lodestone Management Consultants Pty. Ltd
Level 12, 459 Little Collins Street
Melbourne, VIC 3000, Australia
Tel. : 61 3 9606 2700

Lodestone Management Consultants B.V.
Winthontlaan 200, 3526 KV Utrecht
P.O. Box 85183
3508 AD Utrecht, Netherlands
Tel. : 31 30 750 8998
Fax : 31 30 289 8560

Lodestone Management Consultants sp. z o.o.
ul. Klecinska 125
54-413 Wroclaw
Poland
Tel. : 48 71 798 57 10
Fax : 48 71 798 57 11

Lodestone Management Consultants GmbH
Enenkelstrasse 26
1160 Vienna, Austria

Lodestone Management Consultants Portugal,
Unipessoal LDA
Rua Rodrigo da Fonseca 82, 2.º
Esquerdo
1250-193 Lisboa
Portugal

Lodestone Management Consultants (Belgium) S.A.
Industriepark Dobbelenberg,
Metrologielaan 10
1130 Brussels, Belgium
Tel. : 32 2 609 55 30
Fax : 32 2 609 55 40

SC Lodestone Management Consultants S.R.L.
12D Samuil Vulcan Street
Bulding A, 5th District,
051702 Bucharest, Romania
Tel. : 40 21 202 31 36
Fax : 40 21 202 31 00

Lodestone Management Consultores Ltda
Rua Quintana, n° 887
3o. Andar, CEP : 04569-011, São Paulo,
Brazil
Tel. : 55 11 5102 4252
Fax : 55 11 5102 3776

Lodestone Management Consultants (Canada) Inc.
2425 Matheson Blvd E
8th Floor, Mississauga, ON,
Canada L4W 5K4
Tel. : 1 905 361 6400

Lodestone Management Consultants China Co., Ltd.
Room 2301, Lu Jia Zui Plaza, 1600
Century Avenue
Pu Dong District, Shanghai 200122,
China
Tel. : 86 21 6035 5200
Fax : 86 21 6035 5211

Lodestone Management Consultants Inc.
5 Concourse Parkway, Suite 3027
Atlanta, GA 30328, U.S.
Tel. : 1 770 391 2100
Fax : 1 770 391 2101

Lodestone Management Consultants s.r.o.
Klimentská 46, 110 02 Prague 1
Czech Republic
Tel. : 420 222 191 211
Fax : 420 222 191 200

Creative concept and design by Communication Design Group, Infosys.

Infosys®

Infosys Limited

Regd. Office: Electronics City, Hosur Road
Bangalore 560 100, India
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

www.infosys.com

April 12, 2013

Dear member,

You are cordially invited to attend the thirty-second Annual General Meeting of the members to be held on Saturday, June 15, 2013 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith.

Attendees who are differently-abled and require assistance at the Annual General Meeting are requested to contact:

Charles Henry Hawkes
Vice President and Regional Head – Facilities
Infosys Limited,
Electronics City, Hosur Road
Bangalore 560 100, India
Tel.: 91 80 2852 0261 Ext.: 2250
Mobile: 91 98450 15990

Very truly yours,

K. V. Kamath
Chairman of the Board

Enclosure: Notice

Notice

Notice is hereby given that the thirty-second Annual General Meeting (AGM) of the members of Infosys Limited will be held on Saturday, June 15, 2013, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business :

Ordinary business

Item No. 1 – Adoption of accounts

To receive, consider and adopt the Balance Sheet as at March 31, 2013, the Statement of Profit and Loss for the year ended on that date and the Report of the Directors and the Auditors thereon.

Item No. 2 – Declaration of dividend

To declare a final dividend for the financial year ended March 31, 2013.

Item No. 3 – Re-appointment of S. D. Shibulal

To appoint a director in place of S. D. Shibulal, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 4 – Re-appointment of Srinath Batni

To appoint a director in place of Srinath Batni, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 5 – Re-appointment of Deepak M. Satwalekar

To appoint a director in place of Deepak M. Satwalekar, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 6 – Re-appointment of Dr. Omkar Goswami

To appoint a director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 7 – Re-appointment of R. Seshasayee

To appoint a director in place of R. Seshasayee, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 8 – Appointment of auditors

To appoint auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM and to fix their remuneration and to pass the following resolution thereof :

Resolved that B S R & Co., Chartered Accountants (firm registration No. 101248W), be and are hereby re-appointed as the auditors of the Company to hold office from the conclusion of this AGM to the conclusion of the next AGM on such remuneration as may be determined by the Board of Directors in consultation with the auditors, and the remuneration may be paid on a progressive billing basis to be agreed between the auditors and the Board of Directors.

Special business

Item No. 9 – Appointment of Leo Puri as Director, liable to retire by rotation

To consider and, if thought fit, to pass with or without modification(s), the following as an ordinary resolution

Resolved that Leo Puri, who was appointed as an Additional Director and who holds office until the date of this AGM pursuant to Section 260 of the Companies Act, 1956 and in respect of whom the Company has received a notice in writing from a member under the provisions of Section 257 of the Companies Act, 1956 proposing his candidature for the office of a Director, be and is hereby appointed as a Director to retire by rotation.

Registered office :
Electronics City, Hosur Road
Bangalore 560 100
India

by order of the Board of Directors
for Infosys Limited

Bangalore
April 12, 2013

N. R. Ravikrishnan
Company Secretary

Notes

1. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote in the meeting and the proxy need not be a member of the Company.
2. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.
3. Members / proxies should bring the duly filled *Attendance Slip* attached herewith to attend the meeting.
4. The Register of Directors' Shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
5. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
6. The Register of Members and Share Transfer Books will remain closed from June 1, 2013 to June 15, 2013 (both days inclusive).
7. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with SEBI Guidelines, 1999 (Employees Stock Option Scheme and Employees Stock Purchase Scheme), and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.
8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be paid on June 17, 2013 to those members whose names appear on the Register of Members as on May 31, 2013.
9. Members whose shareholding is in the electronic mode are requested to inform change of address and updates of savings bank account details to their respective depository participants. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondence, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur 414, Hyderabad 500 081, India.
11. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with the Company Secretary, at the Company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund.
12. Infosys is concerned about the environment and utilizes natural resources in a sustainable way. Recently, the Ministry of Corporate Affairs (MCA), Government of India, through its Circular Nos. 17 / 2011 and 18 / 2011, dated April 21, 2011 and April 29, 2011 respectively, permitted companies to send official documents to their shareholders electronically as part of its green initiatives in corporate governance.

   Recognizing the spirit of the circular issued by the MCA, we are sending documents like the *Notice* convening the general meetings, *Financial Statements, Directors' Report, Auditors' Report*, etc., to the email address provided by you with your depositories.

   We request you to update your email address with your depository participant to ensure that the annual report and other documents reach you on your preferred email account.

Explanatory statement under Section 173 (2) of the Companies Act, 1956

Item No. 9

Leo Puri was appointed with effect from April 11, 2013, as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 ('the Act'), read with Article 114 of the Articles of Association of the Company.

In terms of the provisions of Section 260 of the Act, Leo Puri will hold office up to the date of the ensuing AGM. The Company has received a notice in writing from a member along with a deposit of ₹500 for proposing the candidature of Leo Puri for the office of a Director of the Company under the provisions of Section 257 of the Act.

Leo Puri is not disqualified from being appointed as Director in terms of Section 274 (1)(g) of the Act. The Company has received the requisite Form DD-A from Leo Puri, in terms of the Companies (Disqualification of Directors under Section 274 (1)(g) of the Companies Act, 1956) Rules, 2003, confirming his eligibility for such appointment.

No director, except Leo Puri, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution for approval of the members.

Registered office :
Electronics City
Hosur Road
Bangalore 560 100
India

Bangalore
April 12, 2013

by order of the Board of Directors
for Infosys Limited



N. R. Ravikrishnan
Company Secretary

Additional information on Directors recommended for re-appointment



S. D. Shibulal

S. D. Shibulal is the co-founder, Member of the Board, Chief Executive Officer and Managing Director of Infosys. Prior to becoming the CEO and Managing Director, Shibu served as the Chief Operating Officer between June 2007 and August 2011. Earlier, Shibu held a number of senior leadership roles, including Head of Worldwide Sales and Customer Delivery, Worldwide Head of Customer Delivery, and Head of Infosys Manufacturing and Distribution, and Internet Consulting practice.

As a co-founder of the Company, he was instrumental in the development of Infosys' Global Delivery Model, which established a new standard for the delivery of outsourced IT services and helped set the stage for the Company's evolution into a leading multinational business consulting and IT services provider.

As the CEO, Shibu is focused on strengthening strategic partnerships with clients, increasing client relevance and evolving the Company's business model towards achieving Infosys' aspirations of becoming the next generation global consulting and IT services corporation.

Shibu is the Chair of the World Economic Forum's Global Agenda Council on Emerging Multinationals and the Co-Chair of the Confederation of Indian Industries (CII) National Committee on IT, ITES and e-Commerce. He is a member of the Board of Trustees, the International Advisory Board and the Metropolitan College Dean's Advisory Board of Boston University. He is also a Board member of the Foundation – Globethics.net, the Seoul International Business Advisory Council (SIBAC), The Leaders Council of the International Business Leaders Forum and the Global Corporate Governance Forum's Private Sector Advisory Group.

Shibu holds a Master's degree in Computer Science from Boston University and a Master's degree in Physics from the University of Kerala.

Companies (other than Infosys and its subsidiaries) in which S. D. Shibulal holds directorship and committee memberships

Directorships
None

Chairperson of Board committees
None

Member of Board committees
None

Shareholding in the Company
S. D. Shibulal holds 24,69,711 equity shares of the Company.



Srinath Batni

Srinath Batni was inducted as a Member of the Board of Infosys in May 2000. He is currently responsible for Delivery Excellence across the Company. Since joining the Company in June 1992, he has held various positions from project management to heading business units. He is also a Director on the Boards of Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Co. Limited, and Infosys Technologies (Shanghai) Co. Limited. Srinath is the member of the Infosys Foundation Trust and Infosys Employees Welfare Trust.

Srinath was responsible for implementing production management and materials management systems at one of the leading public sector heavy engineering and manufacturing units for almost a decade since 1977. Prior to joining Infosys in 1992, he was a Project Manager for a French subsidiary in India since 1990. He has been a member of the Executive Council of the National Association of Software and Services Companies (NASSCOM) since 2005.

Srinath received a Bachelor's degree in Mechanical Engineering from Mysore University in 1975 and a Master's degree in Mechanical Engineering from the Indian Institute of Science, Bangalore in 1979.

Companies (other than Infosys and its subsidiaries) in which Srinath Batni holds directorship and committee memberships

Directorships
None

Chairperson of Board committees
None

Member of Board committees
None

Shareholding in the Company
Srinath Batni holds 5,69,884 equity shares of the Company.



Deepak M. Satwalekar

Deepak M. Satwalekar served as the Chief Executive Officer and Managing Director at HDFC Standard Life Insurance Company Limited from 2000 to 2008. Earlier, he served as the Managing Director of Housing Development Finance Corporation (HDFC) between 1993 and 2000. He has been a consultant to the World Bank, the Asian Development Bank, the U.S. Agency for International Development (USAID) and the United Nations Human Settlements Programme (Habitat).

Deepak is a recipient of the Distinguished Alumnus Award from the Indian Institute of Technology (IIT) Bombay. He is on the Advisory Council of IIT Bombay and has been the Chairman and member of several expert groups related to industry, government and the Reserve Bank of India.

Deepak serves on the India Advisory Board of a large European bank and is on the Board of Trustees of several not-for-profit organizations engaged in the field of primary education for the underprivileged sections of society in rural and urban India. He also advises a firm that is involved in establishing a network of BPO companies in rural India.

Deepak holds a B.Tech. in Mechanical Engineering from IIT Bombay and an MBA from the American University, Washington D.C.

Companies (other than Infosys and its subsidiaries) in which Deepak M. Satwalekar holds directorship and committee memberships

Directorships

Franklin Templeton Asset Management India Private Limited
Asian Paints Limited
Piramal Enterprises Limited
Germinait Solutions Private Limited
The Tata Power Company Limited
IL&FS Transportation Networks Limited
National Stock Exchange of India Limited
Indian Mortgage Guarantee Corporation Private Limited

Chairperson of Board committees

Piramal Enterprises Limited
Investor Grievance Committee

Member of Board committees

The Tata Power Company Limited
Indian Institute of Human Settlements
Audit Committee

Shareholding in the Company

Deepak holds 56,000 equity shares of the Company.



Dr. Omkar Goswami

Dr. Omkar Goswami is the Founder and Chairman of the Corporate & Economic Research Group (CERG) Advisory Private Limited. A professional economist, Omkar taught and researched economics for 18 years at various universities in India and overseas.

Omkar has served on several government committees. He was the Chairman of the Committee on Industrial Sickness and Corporate Re-structuring in 1993, and member of the Working Group on the Companies Act, the CII Committee on Corporate Governance, the Rakesh Mohan Committee on Railway Infrastructure Reform, the Vijay Kelkar Committee on Direct Tax Reforms, the Naresh Chandra Committee on Auditor-Company Relationship and the N. R. Narayana Murthy SEBI Committee on Corporate Governance Reforms, among others. Omkar became the Editor of *Business India* in March 1997. He served as the Chief Economist of the Confederation of Indian Industry (CII) from August 1998 to March 2004.

Omkar has been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation Development. He is a well-known columnist, and has written three books and over 70 research papers on economic history, industrial economics, public sector, bankruptcy laws and procedures, economic policy, corporate finance, corporate governance, public finance, tax enforcement and legal reforms.

Omkar did his Master's in Economics from the Delhi School of Economics in 1978 and his D. Phil (Ph.D.) from Oxford in 1982.

Companies (other than Infosys and its subsidiaries) in which Dr. Omkar Goswami holds directorship and committee memberships

Directorships

CERG Advisory Private Limited
Dr. Reddy Laboratories Limited
IDFC Limited
Crompton Greaves Limited
DSP Blackrock Investment Managers Private Limited
Ambuja Cements Limited
Cairn India Limited
Godrej Consumer Products Limited
Avantha Power and Infrastructure Limited
Bajaj Finance Limited
Max Healthcare Institute Limited

Chairperson of Board committees

Dr. Reddy Laboratories Limited
Crompton Greaves Limited
Audit Committee

Cairn India Limited
Investor Grievance Committee

Member of Board committees

IDFC Limited
Investor Grievance Committee

IDFC Limited
Cairn India Limited
Godrej Consumer Products Limited
Bajaj Finance Limited
Audit Committee

Shareholding in the Company

Dr. Omkar Goswami holds 7,900 equity shares of the Company.



R. Seshasayee

A chartered accountant by profession, R. Seshasayee started his career with Hindustan Lever Limited in 1971. He joined Ashok Leyland in 1976 and was appointed Executive Director in 1983, Deputy Managing Director in 1993, and Managing Director in April 1998. He is currently the Executive Vice Chairman of Ashok Leyland Limited. Seshasayee has spearheaded the growth and development of Ashok Leyland into a globally competitive manufacturer of commercial vehicles.

He has been the Chairman of IndusInd Bank since 2007, and was the National President of the Confederation of Indian Industry from 2006 to 2007. He was also the President of the Society of Indian Automobile Manufacturers from 2001 to 2003.

Seshasayee has served on several government committees, including the JJ Irani Committee on Company Law. He is a member of the Board of Trade, an advisory body on policies relating to trade and commerce. He has been a member of several government delegations including the delegations to the Doha Ministerial Round of World Trade Organization (WTO) in 2001 and the Hong Kong Ministerial in 2005. He has served on the Board of Governors of several educational institutions, and been a part of professional committees such as the Accounting Standards Board and the Research Committees of the Institute of Chartered Accountants of India. He has also been a Director on the Boards of ICICI Bank and E.I.D Parry (India) Limited.

He is the recipient of several awards, including the 'Star of Italian Solidarity' Award from the government of Italy, the Sir Jehangir Ghandy Medal for Industrial and Social Peace from XLRI, Jamshedpur, the Lifetime Achievement Award from the Institute of Chartered Accountants of India.

Companies (other than Infosys and its subsidiaries) in which R. Seshasayee holds directorship and committee memberships

Directorships

Ashok Leyland Limited
Ashley Alteams India Limited
Hinduja Foundries Limited
IndusInd Bank Limited
Hinduja Group India Limited
Hinduja Leyland Finance Limited
Hinduja National Power Corporation Limited
Hinduja Energy (India) Limited

Chairperson of Board committees

None

Member of Board committees

Ashok Leyland Limited
Investor Grievance Committee
Hinduja Energy (India) Limited
Audit Committee

Shareholding in the Company

Seshasayee holds 62 equity shares of the Company.



Leo Puri

Leo Puri is a Senior Advisor to McKinsey & Company's Asia-Pacific Financial Institution Practice. He has served as a Senior Partner of the firm, and has 25 years of experience working in consulting to financial institutions. Between 2007 and 2011, he was a Managing Director with Warburg Pincus & Company, a leading private equity firm, responsible for investments in India and financial institutions in relevant Asian markets.

At McKinsey, he worked with clients on major transformation agendas in retail, corporate and international banking. He worked with over 30 financial institutions across North America, Europe and Asia on issues related to strategy and operations.

Leo has published research articles on multiple topics, including contributing to Banking in Asia and several McKinsey Quarterly articles. His previous roles within the firm have included Leadership of the Financial Services Practice in South-East Asia and India.

Leo holds a Master's degree in Politics, Philosophy and Economics from Oxford University and a Master's degree in Law from Cambridge University. He is currently based in Mumbai.

Companies (other than Infosys and its subsidiaries) in which Leo Puri holds directorship and committee memberships

Directorships

Max Bupa Health Insurance Limited
MaxLife Insurance Company Limited
Bennett Coleman and Company Limited

Chairperson of Board committees

Max Life Insurance Company Limited
Audit Committee

Member of Board committees

Bennett Coleman and Company Limited
Audit Committee

Shareholding in the Company

Leo Puri does not hold any equity shares of the Company.

Attendance record of the Directors seeking appointment / re-appointment

Directors	Number of meetings	
	Held	Attended
S. D. Shibulal	6	6
Srinath Batni	6	6
Deepak M. Satwalekar	6	6
Dr. Omkar Goswami	6	5
R. Seshasayee	6	5
Leo Puri (1)	–	–

(1) *Appointed with effect from April 11, 2013*

Disclosure in terms of Clause 49 (IV) (G) (ia) of the Listing Agreement

There are no inter-se relationships between the Board members.

Infosys®

Infosys Limited

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

Additional information and practice not required under the Companies Act, 1956

Infosys' Board acknowledges the fact that not all shareholders attend the Annual General Meeting (AGM) and even though a proposal may have received the assent of the requisite majority of shareholders present at the AGM, the overall shareholder response to any proposal is not captured or known.

Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. Over the past 10 years, we have consistently made available a non-mandatory ballot through the postal system / internet as a channel for all shareholders to informally express their views on the resolutions tabled before the shareholders in the AGM. The non-mandatory ballot has helped the Company assess the general view of the absentee shareholders on the resolutions set out in the Notice.

The non-mandatory ballot through the internet is not in substitution of, or in addition to, your right as a shareholder to vote at the AGM.

The non-mandatory ballot through the internet will not have the force of a legally binding vote and will not be construed as a vote at the AGM. The result of the non-mandatory ballot through the internet will not impact the votes cast at the AGM. For your vote to be valid, ensure that you are present in person or send the nominated proxy in person to attend the AGM.

Please note that regardless of you participating in the non-mandatory ballot through the internet, you as a shareholder are entitled to attend and vote at the AGM or to appoint a proxy to attend the AGM.

The Company has appointed Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board is a duly qualified person, as the Scrutinizer for the non-mandatory ballot through the internet. The Scrutinizer will collate all non-mandatory ballots and the results of the same will be disclosed at the AGM proceedings.

Instructions for participating in the non-mandatory ballot through the internet

To access the non-mandatory ballot portal, use the following URL :

From Infosys website : *http://www.infosys.com/agm2013*

From Karvy website : *http://karisma.karvy.com/infosys*

Instructions for voting

1. Shareholders will have to choose between three modes of holding – holding shares in physical form, holding shares in a demat account with a depository participant connected to the National Securities Depository Limited (NSDL) or holding shares in a demat account with a depository participant connected to the Central Depository Services (India) Limited (CDSL).
2. Investors having a demat account with a depository participant connected to NSDL : Enter the depository participant identification number (DP ID) and client identification number (Client ID). Example : DP ID – IN302902 and Client ID – 11111111
3. Investors having a demat account with a depository participant connected to CDSL : Enter the 16-digit demat account number.

   Example : Demat Account Number is 1234567832145678
4. Investors holding shares in physical form : Enter the registered folio number. Example: Folio – ITL000123
5. If valid entries are done as mentioned in steps 2, 3 or 4, you will be able to cast your ballot successfully. Cast your ballot by clicking on the check box corresponding to each resolution and make your selection by choosing 'In Favor', 'Against' or 'Abstain'. Alternatively, you can also click the SELECT ALL button and cast your ballot.
6. Click the SAVE / NEXT button to preview the options that you had selected in the previous step.
7. Click the SUBMIT button to cast your vote for the online ballot.
8. Investors may cast their non-mandatory ballot only once on a resolution, using a specific demat account. If an investor has multiple demat accounts, he / she will be able to participate in the non-mandatory ballot separately, for each demat account, by using the respective DP ID and Client ID.
9. The portal will be open for voting from June 1, 2013 to June 13, 2013 between 10 a.m. to 5 p.m. IST.

Infosys®

Infosys Limited

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

Proxy Form

Thirty-second Annual General Meeting – June 15, 2013

Regd. Folio No. / DP Client ID

I / We ……………………………………………………………………………. of ……………………………………………… in the district of ……………………………………… being a member / members of the Company hereby appoint ……………………………………………………… of ……………………………………………… in the district of ………………………………………… or failing him / her ………………………………………..of ……………………………………………… in the district of ……………………………………………… as my / our proxy to vote for me / us on my / our behalf at the THIRTY-SECOND ANNUAL GENERAL MEETING of the Company to be held at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3:00 p.m. IST on Saturday, June 15, 2013 and at any adjournment(s) thereof.

Signed this ……………………………………… day of …………………………… 2013.

Fifteen Paise Revenue Stamp

……………………………………

Signature of the member

Note : This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

…………………………………………………………………… Please tear here ……………………………………………………………………

Infosys®

Infosys Limited

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

Attendance Slip

Thirty-second Annual General Meeting – June 15, 2013

Regd. Folio No. / DP Client ID

Number of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the Thirty-second Annual General Meeting of the Company at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3:00 p.m. IST on Saturday, June 15, 2013.

……………………………………

Name of the member / proxy
(in BLOCK letters)

……………………………………

Signature of the member / proxy

Note : Please fill this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Infosys Annual Report 2012-13 for the meeting.

Route map



N
M.G. Road
Brigade Road
Hosur Road
NIMHANS Convention Center
Hosur Main Road
Bannerghatta Main Road
New Mico Road
Adugodi Main Road
Adugodi Police Station
Bangalore Dairy
Daily Circle Flyover
Hosur Road
Bosch
Koramangala 80 Feet Road
Christ University Auditorium
Daily Circle Road
Forum Mall
Bannerghatta Main Road
St. Anthony's Church
Sarjapur Road
From Silk Board / Madiwala

Christ University Auditorium
Hosur Road,
Bangalore 560 029
Karnataka, India.

Map not to scale

Notes

Notes